Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ENERGY TRANSFER EQUITY, L.P.,

SIGMA ACQUISITION CORPORATION

and

SOUTHERN UNION COMPANY

Dated as of June 15, 2011

As Amended and Restated:

July 4, 2011

and

July 19, 2011

i

ii

iii

SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 19, 2011 (the “Second Amendment Date”), by and among Energy Transfer Equity, L.P., a Delaware limited partnership (“Parent”), Sigma Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Southern Union Company, a Delaware corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, on June 15, 2011, the parties entered into an Agreement and Plan of Merger (the “Original Merger Agreement”);

WHEREAS, the parties amended and restated the Original Merger Agreement on July 4, 2011 by entering into an Amended and Restated Agreement and Plan of Merger (the “First Amended Merger Agreement”);

WHEREAS, the parties are entering into this Second Amended and Restated Agreement and Plan of Merger in order to modify certain terms and conditions of the Original Merger Agreement and the First Amended Merger Agreement, with effect from the date of execution of the Original Agreement;

WHEREAS, prior to consummation of the Merger, the Company will contribute to Merger Sub, in exchange for shares in Merger Sub reflecting an equity interest proportionate to its Deemed Share (as defined herein), an amount equal to the proceeds it receives, if any, pursuant to the Citrus Transfer, not to exceed $1,450,000,000;

WHEREAS, for income tax purposes the parties intend that in the Merger Parent and the Company shall be deemed to have acquired the Acquired Shares in proportion to their relative contributions of Merger Consideration to Merger Sub;

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent;

WHEREAS, each of the Board of Directors of the Company and Merger Sub have (a) determined that it is in the best interests of the Company and Merger Sub, respectively, and their respective stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (c) resolved to recommend adoption of this Agreement by their respective stockholders;

WHEREAS, the general partner of Parent has (a) determined that it is in the best interests of Parent and its unitholders, and declared it advisable, to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Unit Issuance (as defined herein);

WHEREAS, simultaneously with, and as a condition to, the execution of this Second Amended and Restated Agreement and Plan of Merger, certain stockholders of the Company are executing amended and restated support agreements with Parent, each dated as of the Second Amendment Date, in the form of Exhibit A hereto (the “Support Agreements”), pursuant to which, among other things, such stockholders have agreed to vote the shares of Company Common Stock of which they are the record or beneficial owner in favor of the approval of this Agreement and the Merger and/or have agreed to make a Common Unit Election with respect to such shares of Company Common Stock in accordance with Section 2.1; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger qualify under Section 721(a) of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to holders of Company Common Stock receiving Common Units as Merger Consideration; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows, and the First Amended Merger Agreement is hereby amended and restated in its entirety with effect from the date of execution of the Original Agreement, as follows:

ARTICLE I.

THE MERGER

Section 1.1.                                   The Merger.  At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct wholly owned subsidiary of Parent.

Section 1.2.                                   Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Locke Lord Bissell & Liddell, 600 Travis Street, Suite 2800, Houston, Texas at 10:00 a.m., local time, on a date to be agreed upon by the parties in writing (the “Closing Date”), which shall be no later than the third business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided, however, that upon satisfaction or waiver of all the conditions set forth in Article VI (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of such conditions) Parent may, on one occasion, by giving written notice to the Company no later than two business days prior to the date the Closing is scheduled to occur, elect to postpone the Closing Date for a period of time not to exceed 15 consecutive business days in order to facilitate the Financings.

Section 1.3.                                   Effective Time.  On the Closing Date, the Company and Merger Sub shall file the certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL with the Secretary of State of the State of Delaware.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4.                                   Effects of the Merger.  The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.5.                                   Certificate of Incorporation and By-laws of the Surviving Corporation.

(a)                                  At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

(b)                                 At the Effective Time, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law.

Section 1.6.                                   Directors.  Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7.                                   Officers.  The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.8.                                   Merger Sub Contribution.  Immediately prior to the Effective Time, the Company shall contribute to Merger Sub the funds, if any, it receives pursuant to the Citrus Transfer (not to exceed $1,450,000,000) in exchange for an equity interest in Merger Sub proportionate to its Deemed Share.  Such obligation shall be deemed satisfied by the Company’s compliance with clause (ii) of Section 2.3(a).  As used herein, “Deemed Share” means the fraction (a) the numerator of which is the amount, if any, contributed by the Company to Merger Sub pursuant to this Section 1.8 and (b) the denominator of which is the aggregate value of the Merger Consideration, valuing the Common Units based upon the volume weighted average price of the Common Units for the five trading days ending on the trading day immediately preceding the Effective Time.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1.                                   Effect on Capital Stock.

(a)                                  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub, each share of common stock, par value $1.00 per share of the Company (such shares, collectively, “Company Common Stock”, and each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) (the “Acquired Shares”) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive the following consideration (collectively, the “Merger Consideration”), calculated in the following order:

(i)            Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 2.2 (each, a “Cash Election Share”) shall be converted into the right to receive $44.25 in cash without interest (the “Per Share Cash Consideration”); provided, however, if (A) the product of the Per Share Cash Consideration and the number of Cash Election Shares (such product being the “Cash Election Amount”) exceeds the Available Cash Election Amount, then each Cash Election Share shall be converted into a right to receive (1) an amount of cash (without interest) equal to the product of (p) the Per Share Cash Consideration and (q) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”) and (2) a number of Common Units equal to the product of (r) 1.00 (the “Exchange Ratio”) and (s) one (1) minus the Cash Fraction.  The “Available Cash Election Amount” shall equal (A) the product of (x) 0.60, (y) the Per Share Cash Consideration and (z) the total number of shares of Company Common Stock (other than the Cancelled Shares) issued and outstanding immediately prior to the Effective Time minus (B) the product of the Per Share Cash Consideration and the total number of Dissenting Shares immediately prior to the Effective Time.

(ii)           Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time with respect to which an election to receive consideration consisting of Common Units (a “Common Unit Election”) is properly made and not revoked or lost pursuant to Section 2.2 (each, a “Common Unit Election Share”), and each No Election Share (which shall be deemed to be Common Unit Election Shares for purposes of this Section 2.1(a)(ii)), shall be converted into the right to receive that number of Common Units equal to the Exchange Ratio (together with any cash in lieu of fractional Common Units to be paid pursuant to Section 2.1(d), the “Per Share Common Unit Consideration”); provided, however, if the Cash Election Amount is less than an amount equal to 5/6 (five sixths) multiplied by the Available Cash Election Amount (the amount of such shortfall, if any, the “Shortfall Amount”), then each Common Unit Election Share shall be converted into the right to receive (1) a number of Common Units equal to the product of (x) the Exchange Ratio and (y) a fraction, the numerator of which shall be the Per Share Cash Consideration minus the amount of cash calculated in clause (2) below and the denominator of which shall be the Per Share Cash Consideration and (2) an amount of cash (without interest) equal to the amount the Shortfall Amount divided by the number of Common Unit Election Shares.

(iii)          Of the Shares converted pursuant to this Section 2.1(a), a number of shares equal to the Deemed Share of the Acquired Shares shall be treated as having been acquired by the Company pursuant to a transaction described in Section 317(b) of the Code.

(b)                                 Cancellation of Shares.  Each Share that is held directly or indirectly by the Company or any of its wholly owned Subsidiaries immediately prior to the Effective Time (in each case, other than any Shares held on behalf of third parties) (the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(c)                                  Conversion of Merger Sub Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully-paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.  From and after the Effective Time, all certificates representing the capital stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d)                                 Fractional Units.  No fractional Common Units shall be issued in the Merger, but in lieu thereof each holder of Shares otherwise entitled to a fractional Common Unit will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.1(d), a cash payment in lieu of such fractional Common Unit representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of Common Units equal to the excess of (A) the aggregate number of Common Units to be delivered to the Exchange Agent by Parent pursuant to Section 2.3(a) over (B) the aggregate number of whole Common Units to be distributed to the holders of Shares pursuant to Section 2.3(b) (such excess, the “Excess Shares”). No certificates or scrip representing fractional Common Units shall be issued in the Merger.  The parties acknowledge that payment of the cash consideration in lieu of issuing fractional Common Units was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional Common Units.  As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Shares in lieu of any fractional Common Units, the Exchange Agent shall make available such amounts to such holders of Shares, without interest, subject to and in accordance with Section 2.2.

(e)                                  Adjustments to the Exchange Ratio.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur as a result of any reclassification, stock or unit split (including a reverse stock or unit split) or combination, exchange or readjustment of shares or units, or any stock or unit dividend or stock or unit distribution with a record date during such period, the Exchange Ratio, the Per Share Common Unit Consideration, the Per Share Cash Consideration, the Merger Consideration and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to the “Exchange Ratio,” “Per Share Common Unit Consideration,” “Per Share Cash Consideration,” “Merger Consideration” and any other similarly dependent items shall be references to the Exchange Ratio, Per Share Common Unit Consideration, Per Share Cash Consideration, Merger Consideration and any other similarly dependent items as so adjusted; provided, however, that nothing in this Section 2.1(e) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(f)                                    Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders properly exercising appraisal rights available under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL.  Holders of Dissenting Shares shall be entitled to payment of the appraised value of the Dissenting Shares held by them to the extent permitted by and in accordance with Section 262 of the DGCL.  If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, such holder’s Shares shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal shall have been irrevocably lost, withdrawn or expired, the Merger Consideration specified in Section 2.1(a)(iii); provided, in such circumstance, to the fullest extent permitted by Law, that Parent shall be entitled at its sole option to convert each such share into the right to receive the Merger Consideration specified in either Section 2.1(a)(i) or 2.1(a)(ii).  The Company shall give Parent and Merger Sub (i) prompt written notice of any demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, as provided in Section 262 of the DGCL, and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent which will not be unreasonably withheld or delayed, voluntarily make or agree to make any material payment with respect to any demands for appraisals of capital stock of the Company, offer to settle or settle any such demands.

Section 2.2.                                   Election Procedures.

(a)                                  An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such Certificates to the Exchange Agent) in such form as Parent shall specify and as shall be reasonably acceptable to the Company (the “Election Form”) shall be mailed thirty days prior to the anticipated Closing Date or on such other date as Parent and the Company shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the “Election Form Record Date”).

(b)                                 Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Common Unit Consideration and (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration.  Any Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the twentieth (20th) day following the Mailing Date (or such other time and date as Parent and the Company shall agree) (the “Election Deadline”) (other than Cancelled Shares or any shares of Company Common Stock that constitute Dissenting Shares as of such time) shall be deemed to be “No Election Shares”.

(c)                                  Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d)                                 Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline.  An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such certificate) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form.  Any Election Form may be revoked or changed by the Person submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline.  In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares and Parent shall cause the certificates representing such shares of Parent Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of such shares of Company Common Stock.  Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.  None of Parent, the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

Section 2.3.                                   Exchange of Shares.

(a)                                  Exchange Agent.  Prior to the Effective Time, Parent shall appoint an exchange agent mutually acceptable to Parent and the Company (the “Exchange Agent”) for the purpose of exchanging Shares for Merger Consideration.  Prior to the Effective Time, (i) Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the Shares (other than the Cancelled Shares and any Dissenting Shares), certificates representing the Common Units issuable pursuant to Section 2.1(a) and Section 5.6(a) (or appropriate alternative arrangements shall be made by Parent if uncertificated Common Units will be issued) and an amount of cash sufficient (when combined with the Company Cash Funds) to effect the delivery of the Merger Consideration to the holders of Company Common Shares (other than Cancelled Shares and any Dissenting Shares) and (ii) the Company shall deposit the Company Cash Funds with the Exchange Agent.  Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 2.3(c).  All such certificates representing Common Units and cash deposited with the Exchange Agent from time to time is hereinafter referred to as the “Exchange Fund.”  As used herein, “Company Cash Funds” means the cash proceeds received, if any, by the Company pursuant to the Citrus Transfer, not to exceed $1,450,000,000.

(b)                                 Exchange Procedures.  As soon as reasonably practicable after the Effective Time and in any event not later than the fifth business day following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of Shares, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Shares shall pass, only upon delivery of the Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Shares in exchange for, as applicable, cash Merger Consideration, certificates representing whole Common Units (or appropriate alternative arrangements shall be made by Parent if uncertificated Common Units will be issued), cash in lieu of any fractional Common Units pursuant to Section 2.1(d) and any distributions payable pursuant to Section 2.3(c). Upon surrender of Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Shares shall be entitled to receive in exchange therefor, as applicable, that number of whole Common Units (after taking into account all Shares surrendered by such holder) to which such holder is entitled pursuant to Section 2.1 and payment by cash or check of that amount of cash Merger Consideration to which such holder is entitled pursuant to Section 2.1, that amount of cash in lieu of fractional Common Units which such holder is entitled to receive pursuant to Section 2.1(d) and any distributions payable pursuant to Section 2.3(c), and the Shares so surrendered shall forthwith be cancelled. If any cash payment is to be made to, or any Common Units constituting any part of the Merger Consideration is to be registered in the name of, a person other than the person in whose name the applicable surrendered Share is registered, it shall be a condition to the payment or registration thereof that the surrendered Share be in proper form for transfer and that the person requesting such payment or delivery of the Merger Consideration pay any transfer or other similar Taxes required as a result of such registration in the name of a person other than the registered holder of such Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.2(b), each Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.1(d) or Section 2.3(c)) upon such surrender.  No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.1(d) or Section 2.3(c).

(c)                                  Distributions with Respect to Unexchanged Shares.  No distributions with respect to Common Units with a record date after the Effective Time shall be paid to the holder of any unsurrendered Share with respect to the Common Units represented thereby, and no cash payment in lieu of fractional Common Units shall be paid to any such holder pursuant to Section 2.1(d), until such Share has been surrendered in accordance with this Article II.  Subject to applicable Laws, following surrender of any such Share, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, the number of whole Common Units issuable in exchange therefor pursuant to this Article II, together with any cash payable in lieu of a fractional Common Unit to which such holder is entitled pursuant to Section 2.1(d) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to such whole Common Units and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole Common Units. The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares, such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment.  To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, in respect of which such deduction and withholding were made.

(d)                                 No Further Ownership Rights in Company Common Stock; Closing of Transfer Books.  All Common Units issued upon the surrender for exchange of Shares in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(d) or Section 2.3(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the Shares previously represented by such Shares.  After the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e)                                  Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of

Shares for one year after the Effective Time shall be delivered to Parent upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any cash in lieu of fractional Common Units pursuant to Section 2.1(d) and any distributions pursuant to Section 2.3(c).

(f)                                    No Liability.  Notwithstanding anything in this Agreement to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements, to the extent that they are cautionary, predictive or forward-looking in nature), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1.                                   Qualification, Organization, Subsidiaries, etc.

(a)                                  Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and to perform its material obligations under all Company Material Contracts.  Each of the Company and its Subsidiaries is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 As used in this Agreement, a “Company Material Adverse Effect” means a material adverse event, change, effect, development, condition or occurrence on or with respect to the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development, condition or occurrence: (i) disclosed in the Company SEC Documents filed or furnished prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section, or in any Section relating to forward looking statements, and any other disclosures therein, in each case, to the extent that they are cautionary and predictive or forward looking in nature) or as disclosed on the face of the Company Disclosure Schedule, (ii) in or generally affecting the economy or the financial or securities markets in the United States or elsewhere in the world or (iii) resulting from or arising out of (A) any changes or developments in national, regional, state or local wholesale or retail markets for natural gas, natural gas transmission or distribution, or related products or services including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, (B) any changes or developments in national, regional, state or local wholesale or retail natural gas prices, (C) the announcement or the existence of, or compliance with, this Agreement or the Original Merger Agreement or the transactions contemplated hereby or thereby (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement or the Original Merger Agreement), (D) any taking of any action at the written request of Parent or Merger Sub, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war or terrorism, or (H) any changes in the share price or trading volume of the Shares or in the Company’s credit rating, or the failure of the Company to meet projections or forecasts (unless due to any event, change, effect, development, condition or occurrence which has otherwise resulted in a Company Material Adverse Effect); except, in each case with respect to subclauses (A) — (B) and (E) — (G) of this clause (iii), to the extent materially and disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

(c)           The Company SEC Documents include a true and complete copy of the Company’s amended and restated certificate of incorporation and by-laws, each as amended through the date hereof (collectively, the “Company Organizational Documents”), and promptly upon request, the Company will make available to Parent the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of the Company.

Section 3.2.            Capital Stock.

(a)           The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock, par value, $1.00 per share and 6,000,000 shares of preferred stock, no par value per share (“Company Preferred Stock”).  As of July 18, 2011, (i) 125,979,243 shares of Company Common Stock were issued and 124,739,364 shares were outstanding, which does not include restricted stock awards outstanding as of such date, (ii) 1,239,879  shares of Company Common Stock were held in treasury, (iii) 341,213 restricted shares were issuable and, based on a price of $43.33 per share of Company Common Stock, 4,470,127 shares of Company Common Stock were issuable, in each case pursuant to the Company Stock Plans in respect of Company Equity Awards, and (iv) no shares of Company Preferred Stock were issued or outstanding.  All outstanding shares of Company Common Stock are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights and all shares of Company Common Stock reserved for issuance as noted in clause (iii), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights.

(b)           Except as set forth in Section 3.2(b) of the Company Disclosure Schedule and in subsection (a) above (and other than Shares issuable pursuant to the terms of outstanding awards under the Company Stock Plans), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or any of its Subsidiaries.

(c)           Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d)           There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(e)           The Company SEC Documents contain an accurate and complete copy of the Company Stock Plans and the forms of Company Stock Awards and Company RSUs (collectively, “Company Equity Awards”).  There have been no repricings of any Company Stock Awards through amendments, cancellation and reissuance or other means since January 1, 2009.  None of the Company Equity Awards have been granted in contemplation of the Merger or the transactions contemplated in this Agreement and, except as set forth on Section 3.2(e) of the Company Disclosure Schedule, no Company Equity Awards have been granted since December 31, 2010.  None of the Company Stock Awards was granted with an exercise price below or deemed to be below the per Share closing price on the New York Stock Exchange (the “NYSE”) on the date of grant.  All grants of Company Equity Awards were validly made and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and the terms of the applicable Company Stock Plan and recorded on the consolidated financial statements of the Company in accordance with GAAP, and, where applicable, no such grants involved any “back dating,” “forward dating” or similar practices with respect to grants of Company Stock Awards.  Section 3.2(e) of the Company Disclosure Schedule sets forth a complete list of all Company Equity Awards outstanding as of the date hereof and with respect to each Company Equity Award, the holder thereof, the number of shares of Company Common Stock subject thereto and the exercise price thereof, if applicable.

(f)            Except as set forth in Section 3.2(f) of the Company Disclosure Schedule, the Company or a Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any Liens other than Company Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully-paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”) or Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act, as amended (the “Delaware LLC Act”)) and free of preemptive rights.  Except as set forth on Section 3.2(f) of the Company Disclosure Schedule and for equity interests in the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), or has any obligation to acquire any such equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(g)           As used in this Agreement, “Company Permitted Lien” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith or for which adequate accruals or reserves have been established, (ii) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (iii) arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iv) not created by the Company or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property, (v) that is disclosed on the most recent consolidated balance sheet of the Company included in the Company SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (vi) created pursuant to the agreements set forth on Section 3.2(g) of the Company Disclosure Schedule, (vii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business, (viii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Company or any of its Subsidiaries otherwise has access, between the parties thereto, (ix) which an accurate up-to-date survey would show, (x) resulting from any facts or circumstances relating to Parent or its Affiliates, or (xi) that does not and would not reasonably be expected to materially impair the continued use of a Company Owned Real Property or a Company Leased Real Property as currently operated.

(h)           As used in this Agreement, “Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

Section 3.3.            Corporate Authority Relative to this Agreement; No Violation.

(a)           The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except for the Company Stockholder Approval (assuming Parent is not an “interested stockholder” under Section 203 of the DGCL), no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby.  As of the Second Amendment Date, the Board of Directors of the Company has unanimously (among the directors present and voting) resolved to recommend that the Company’s stockholders approve this Agreement and the transactions contemplated hereby (the “Company Recommendation”).  This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b)           Other than in connection with or in compliance with (i) Section 251 of the DGCL, (ii) the Securities Exchange Act of 1934 (the “Exchange Act”), (iii) the Securities Act of 1933 (the “Securities Act”), (iv) the rules and regulations of the NYSE, (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (vi)  the Federal Power Act, 16 U.S.C. §§ 791a-825r and/or the regulations promulgated by Federal Energy Regulatory Commission (the “FERC”) thereunder (the “FPA”), and the approval of the FERC thereunder (the “FERC Approval”), (vii) the approval of the Massachusetts Department of Public Utilities (the “MDPU Approval”), (viii) the approval of Missouri Public Service Commission (the “MPSC Approval”), (ix) the approval of the Federal Communications Commission (the “FCC”) for the transfer of control (or assignment, as applicable) of the Company’s business radio and other Title III wireless licenses, pursuant to Section 310 of the Communications Act of 1934, as amended, 47 U.S.C. § 310(d) (the “FCC Approval”); and (x) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States or foreign governmental or regulatory agency, commission, court, body, entity or authority, independent system operator, regional transmission organization, other market administrator, or national, regional or state reliability organization (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that are not required to be obtained or made prior to consummation of such transactions.

(c)           Except as set forth in Section 3.3(c) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement do not, and (assuming the Company Approvals are obtained and the Requisite Regulatory Approvals are obtained without any adverse condition or restraint) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or material suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets material to the conduct of their business or result in any material violation of, or material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) materially conflict with or materially violate any applicable Laws.

(d)           This Agreement and the Merger have been approved by the Continuing Directors of CrossCountry Energy, LLC, a Delaware limited liability company (“CrossCountry”).  For the purposes of this subsection (d), the term “Continuing Director” shall have the meaning ascribed thereto in that certain Capital Stock Agreement, dated June 30, 1986, among El Paso Energy Corporation (as successor interest to Sonat, Inc. by virtue of a merger), CrossCountry (as successor in interest to Enron Corp., which in turn was the successor in interest to InterNorth, Inc. by virtue of a name change, which in turn was the successor in interest to Houston Natural Gas corporation by virtue of a merger) and Citrus Corp. relating to the ownership by El Paso and CrossCountry of the Capital Stock of Citrus Corp. and its wholly owned subsidiaries, as amended.  CrossCountry is currently a “Principal” to such Capital Stock Agreement.

Section 3.4.            Reports and Financial Statements.

(a)           The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2009 (the “Company SEC Documents”).  As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Company SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b)           The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5.            Internal Controls and Procedures.  The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2010 and such assessment concluded that such controls were effective.  Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

Section 3.6.            No Undisclosed Liabilities.  Except (a) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company SEC Documents, (b) as permitted or contemplated by this Agreement, (c) for liabilities and obligations incurred since December 31, 2010 in the ordinary course of business consistent with past practice and (d) for liabilities or obligations that have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), other than those which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7.            Compliance with Law; Permits.

(a)           Except as set forth in Section 3.7 of the Company Disclosure Schedule, the Company and each of its Subsidiaries are in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity

(collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect.  Since January 1, 2008, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices, and other documents with all Government Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is, and each of its Subsidiaries is, in compliance in all respects with the terms and requirements of such Company Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8.            Environmental Laws and Regulations.

(a)           Except as set forth in Section 3.8 of the Company Disclosure Schedule or as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons, complaint or order has been received, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, is threatened by any Governmental Entity or other person relating to the Company or any Subsidiary of the Company or against any person or entity whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, and relating to or arising out of any Environmental Law, (ii) the Company and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2008 have been in compliance with all Environmental Laws (which compliance includes, but is not limited to, possession of all Company Permits and compliance with the terms and conditions thereof), (iii) the Company is not obligated to conduct or pay for, and is not conducting or paying for, any response, remedial, investigatory or corrective action under any Environmental Law at any location, (iv) there has been no release of Hazardous Materials at any real property currently owned, leased or operated by the Company or any Subsidiary of the Company or, to the knowledge of the Company, formerly owned, leased or operated by the Company or any Subsidiary of the Company or at any offsite disposal location used by the Company or any Subsidiary of the Company to dispose of any Hazardous Materials in concentrations or under circumstances that would require reporting or be reasonably likely to result in investigation, remediation or other corrective or response action by the Company or any Subsidiary of the

Company or, to the knowledge of Company and its Subsidiaries, by any person or entity whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, under any Environmental Law, (v) the Company is not party to any order, judgment or decree that imposes any obligations under any Environmental Law, (vi) there have been no ruptures or explosions in the Company Systems resulting in personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures have been resolved and (vii) there are no defects, corrosion or other damage to any of the Company Systems that could reasonably be expected to result in a pipeline integrity failure.

(b)           As used in this Agreement:

(i)                                     “Company Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants, and other related operations, assets, machinery and equipment that are owned by the Company or any of its Subsidiaries or used for the conduct of the business of the Company or any of its Subsidiaries as it is presently conducted.

(ii)                                  “Environment” means the indoor and outdoor environment, including but not limited to any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, building surfaces, plant or animal life and natural resources.

(iii)                               “Environmental Law” means any Law or any binding agreement issued or entered by or with any Governmental Entity relating to: (A) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment; (B) any exposure to or release or threatened release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such release or threatened release; (C) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport or recycling of any Hazardous Materials and Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials; or (D) the presence of Hazardous Materials in any building, physical structure, product or fixture.

(iv)                              “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

Section 3.9.            Employee Benefit Plans.

(a)           Section 3.9(a) of the Company Disclosure Schedule lists all material Benefit Plans sponsored, maintained, contributed to or required to be contributed to by the Company, any of its Subsidiaries, or any of their ERISA Affiliates, or under which the Company, any of its Subsidiaries or any of their ERISA Affiliates may have any liability (contingent or otherwise) (the “Company Benefit Plans”).  Copies of the Company Benefit Plans and any amendments thereto have been made available to Parent together with any applicable trust documents, the most recent summary plan description (and summaries of material modifications, if applicable), non-discrimination testing results, actuarial valuations, annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or related trust.  Except as set forth in Section 3.9(a) of the Company Disclosure Schedule, neither the Company nor, to the knowledge of the Company, any other person or entity has any express or implied commitment, whether legally enforceable or not, to adopt, terminate or materially modify any Company Benefit Plan, other than with respect to a modification or termination required by ERISA or the Code.  For purposes of this Agreement, “ERISA Affiliate” of any entity means any other person, entity, trade or business (whether or not incorporated) that, together with such entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(b)           Except for such non-compliance which would not, individually or in the aggregate, materially and adversely affect the ability of the Company and its Subsidiaries to operate their business in the ordinary course consistent with past practices, (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, and (ii) all contributions required to be made under the terms of any Company Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements in accordance with GAAP.  Except as set forth in Section 3.9(b) of the Company Disclosure Schedule, any Company Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code has received a favorable determination letter or equivalent opinion letter from the Internal Revenue Service, and the Company has made available to Parent a copy of the most recent such letter for each such Company Benefit Plan.

(c)           Except as set forth in Section 3.9(c) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries maintains, contributes to or is required to contribute to, or has in the past six years maintained, contributed to or been required to contribute to any plan or arrangement which provides retiree medical or welfare benefits, except pursuant to the continuation coverage requirements of Section 601 et. Seq. of ERISA or Section 4980B of the Code.

(d)           Except as set forth in Section 3.9(d) of the Company Disclosure Schedule, neither the Company, its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has in the past six years maintained, contributed to or been required to contribute to any Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section

412 or 4971 of the Code.  None of the Company Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), and neither the Company, its Subsidiaries nor any other their ERISA Affiliates has during the past six years maintained or contributed to, or been required to contribute to, or otherwise had any obligation or liability in connection with, such a multiple employer plan or multiemployer plan.

(e)           Except as set forth in Section 3.9(e) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant, officer or other service provider of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant, officer or other service provider or (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or (iv) increase the amount payable or trigger any other material obligation, benefit (including loan forgiveness), requirement or restriction pursuant to any Company Benefit Plan or otherwise.  Without limiting the foregoing, Section 3.9(e) of the Company Disclosure Schedule sets forth a list of employment or consulting agreements with the Company containing “change in control” or similar provisions that will be triggered by the consummation of the Merger or the entry into this Agreement by the Company.

(f)            Except as occasioned by differences between the Original Merger Agreement and this Agreement, and except as set forth on Section 3.9(f) of the Company Disclosure Schedule, no amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee or other service provider of the Company or any Subsidiary of the Company who is a “disqualified individual” within the meaning of Section 280G of the Code could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(g)           Except as set forth on Section 3.9(g) of the Company Disclosure Schedule, each Company Benefit Plan and any award thereunder (i) has been operated in good faith compliance in all material respects with Section 409A of the Code since January 1, 2005, and all applicable regulations and notices issued thereunder, and (ii) since January 1, 2009, has been in all material respects in documentary compliance with Section 409A of the Code.  Each Company Stock Award was granted with an exercise price not less than the fair market value of the underlying Company Common Stock on the date of grant.  Except as set forth on Section 3.9(g) of the Company Disclosure Schedule, no director, officer, employee or service provider of the Company or its affiliates is entitled to a gross-up, make-whole or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(h)           Except as would not, individually or in the aggregate, materially and adversely affect the ability of the Company and its Subsidiaries to operate their business in the ordinary course consistent with past practices, there are no pending or, to the Company’s knowledge, threatened claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or otherwise involving any Company Benefit Plan (other than routine claims for benefits).

(i)            Except as set forth on Section 3.9(i) of the Company Disclosure Schedule, no Company Benefit Plan provides benefits or compensation to any employees or other service providers who reside or provide services primarily outside of the United States.

Section 3.10.          Absence of Certain Changes or Events.  Since December 31, 2010:

(a)           except as otherwise contemplated by this Agreement, the businesses of the Company and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practices; and

(b)           there has not been any event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

Section 3.11.          Investigations; Litigation.  Except as set forth in Section 3.11 of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties at law or in equity and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity.

Section 3.12.          Information Supplied.  None of the information provided by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Common Units in the Merger (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the proxy statement relating to the Stockholders’ Meeting (the “Proxy Statement”) will not, at the date it is first mailed to the Company’s stockholders and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement and the Form S-4 (solely with respect to the portion thereof relating to the Stockholders’ Meeting, and then, excluding any portion thereof based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein, with respect to which no representation is made by the Company or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement that were not supplied by or on behalf of the Company.

Section 3.13.          Regulatory Matters.

(a)           Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, none of the Company and its Subsidiaries is a natural gas company under the Natural Gas Act, 15 U.S.C. §§ 717-717W, and the regulations promulgated by FERC thereunder (“NGA”), a public utility, transmitting utility, electric utility or electric utility company under the FPA, a common carrier under the provisions of the Interstate Commerce Act implemented by the FERC pursuant to 49 USC § 60502 and the regulations promulgated by FERC thereunder (“ICA”), or a utility, utility holding company, intrastate pipeline, gas service company, electric service company, gas company, electric company, or any similar entity however described under the laws of any state or local jurisdiction and the regulations promulgated thereunder.  Except by reason of direct or indirect ownership and/or control of Exempt Wholesale Generators, none of the Company or its Subsidiaries is a holding company as defined in the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453, and the regulations promulgated by FERC thereunder (“PUHCA”).

(b)           Each of the Company’s Subsidiaries that is identified on Section 3.13(a) of the Company Disclosure Schedule as a public utility under the FPA engages in the sale of electricity exclusively at wholesale and has been authorized by the FERC, pursuant to the FPA, to make such sales at market-based rates, and has been granted such waivers and blanket authorizations (including blanket authorization to issue securities and to assume liabilities under Section 204 of the FPA and 18 C.F.R. Pt. 34) as are customarily granted to entities with market-based rate authority.  Each such Subsidiary has obtained an order from the FERC finding it, or has in good faith self-certified itself to the FERC, to be an Exempt Wholesale Generator under PUHCA.  There are no pending, or to the knowledge of the Company, threatened, judicial or administrative proceedings to revoke any such Subsidiary’s market-based rate authorization or Exempt Wholesale Generator status, as applicable.  To the knowledge of the Company, there are no facts that are reasonably likely to cause any such Subsidiary to lose or be ineligible for its market-based rate authorization or to lose its status as an Exempt Wholesale Generator under PUHCA.

(c)           All filings (other than immaterial filings) required to be made by the Company or any of its Subsidiaries during the three years preceding the date hereof, with the FERC under the FPA, NGA, Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432, and regulations promulgated by FERC thereunder (“NGPA”), the ICA or PUHCA, the Department of Energy, the FCC, the MDPU, the MPSC or any other applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, continue to comply with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not, individually or in the aggregate, materially and adversely affect the ability of the Company and its Subsidiaries to operate their business in the ordinary course consistent with past practices.

Section 3.14.          Tax Matters.  Except as set forth in Section 3.14 of the Company Disclosure Schedule or as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           The Company and its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries, and all such Tax Returns are true, correct and complete in all material respects, (ii) have duly and timely paid all Taxes shown as due on such Tax Returns, (iii) have adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Company SEC Documents for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, (iv) have not, since the date of the financial statements included in the most recent Company SEC Documents, incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice and (v) have not received written notice of any deficiencies for any Tax from any taxing authority against the Company or any of its Subsidiaries for which there are not adequate reserves on the financial statements included in the Company SEC Documents.

(b)           Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing tax audit or other proceeding with respect to Taxes nor has any Tax audit or other proceeding with respect to Taxes been proposed against any of them in writing.  As of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax.  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.  There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than any Lien for Taxes not yet delinquent, being contested in good faith or for which adequate accruals or reserves have been established and disclosed in the Company SEC Documents.  No claim has ever been made in writing by a taxing authority of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns claiming that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c)           Neither the Company nor any of its Subsidiaries is obligated by any written contract, agreement or other arrangement to indemnify any other person (other than the Company and its Subsidiaries) with respect to Taxes.  Neither the Company nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement with the Company or its Subsidiaries).  To the knowledge of the Company, neither the Company nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) or as a transferee or successor for any Tax of any person other than the Company and its Subsidiaries.

(d)           The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(e)           Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a plan that includes the Merger.

(f)            Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(g)           The Company has made available to Parent or its legal or accounting representative copies of all federal and state income Tax Returns for the Company and each of its Subsidiaries filed for all periods including and after the period ended December 31, 2005.

(h)           As used in this Agreement, (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

Section 3.15.          Employment and Labor Matters.

(a)           Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any material collective bargaining or similar agreement or work rules or practices with any labor union, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, (ii) there are no existing or, to the knowledge of the Company, threatened strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries (“Company Employees”), (iii) to the knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iv) there is no material unfair labor practice, labor dispute (other than, in each case, routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to Company Employees and (v) there is no slowdown or work stoppage in effect or, to the knowledge of the Company, threatened with respect to Company Employees.

(b)           Except for such matters that would not, individually or in the aggregate, materially and adversely affect the ability of the Company and its Subsidiaries to operate their business in the ordinary course consistent with past practices, the Company and its Subsidiaries are, and have been, in material compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices.  Neither the Company nor any of its Subsidiaries has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1998 as a result of any action taken by the Company (other than at the written direction of Parent or as a result of any of the transactions contemplated hereby).

Section 3.16.          Intellectual Property.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses legally valid and enforceable rights to use, all Intellectual Property necessary to the conduct of their respective businesses as currently conducted, free and clear of Liens other than Company Permitted Liens.  The execution and delivery by the Company of this Agreement do not, and the consummation of the transactions contemplated hereby will not result in the loss, suspension, limitation, termination or other impairment of, or give rise to any right of any person to suspend, limit, terminate, consent to or otherwise impair the continued right of the Company or any of its Subsidiaries to own or use or otherwise exercise any other rights that the Company or any of its Subsidiaries currently has with respect to, any Intellectual Property material to the business of the Company and its Subsidiaries. There are no actions, suits, proceedings, investigations or claims pending or, to the knowledge of the Company, threatened that challenges the validity, enforceability, registration, ownership or use of any Intellectual Property owned by the Company or one of its Subsidiaries and material to the conduct of their business.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no proceedings pending, and neither the Company nor any of its Subsidiaries has received any  written claims, in each case alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of the Intellectual Property rights of any person, (b) the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any person, (c)  neither the Company nor any of its Subsidiaries has made any claim against any other person alleging a violation, misappropriation or infringement of the Intellectual Property rights of the Company or any of its Subsidiaries and (d) no person is infringing, misappropriating or otherwise violating any Intellectual Property rights of the Company or any of its Subsidiaries. As used in this Agreement, “Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign: (i) trademarks, trade names, service marks, service names, logos, assumed names, domain names and other similar designations of source or origin, and any registrations or applications for the foregoing, together with the goodwill of the business connection with the use of and symbolized by any of the foregoing; (ii) registered and unregistered copyrights; (iii) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof; and (iv) trade secrets, know-how and other confidential business information.  The computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment (collectively, the “IT Assets”) of the Company and its Subsidiaries (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries and have not materially malfunctioned or failed within the past three (3) years and (ii) are sufficient for the immediate and reasonably foreseeable needs of the Company and its Subsidiaries.  The Company and its Subsidiaries have implemented commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby).  The Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 3.17.          Real Property.  Except as set forth in Section 3.17 of the Company Disclosure Schedule:

(a)           With respect to each material real property owned by the Company or any Subsidiary other than Company Real Property Leases and Rights-of-Way (such property collectively, the “Company Owned Real Property”), except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has marketable and insurable fee simple title to such Company Owned Real Property, free and clear of all Liens other than any Company Permitted Liens and conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business (“Permitted Encumbrances”), (ii) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon, and (iii) there are no outstanding options or rights of first refusal in favor of any other party to purchase such Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon. Neither the Company nor any of its Subsidiaries has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each material lease, sublease and other agreement, including mineral or storage rights (collectively, the “Company Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (the “Company Leased Real Property”) at which the material operations of the Company or any of its Subsidiaries are conducted, is valid, binding and in full force and effect, (ii) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Leased Real Property that would reasonably be expected to adversely affect the existing use of the Company Leased Real Property by the Company in the operation of its business thereon, and (iii) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of the Company Real Property Leases, in each parcel of Company Leased Real Property, free and clear of all Liens, except for Company Permitted Liens and Permitted Encumbrances.  Neither the Company nor any of its Subsidiaries has received notice of any pending, and, to the knowledge of the Company, there is no threatened, condemnation proceeding with respect to any Company Leased Real Property, except such proceeding which would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) each of the Company and its Subsidiaries has such Rights-of-Way that are necessary for the Company and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Company Permitted Liens); (ii) the Company and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way; (iii) the Company and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) the Company has not received written notice of the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the limitation, revocation or termination of any Right-of-Way or would result in any impairment of the rights of the Company and its Subsidiaries in and to any such Rights-of-Way. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not, individually or in the aggregate, have a Company Material Adverse Effect

Section 3.18.          Required Vote of the Company Stockholders.  (a) Assuming Parent is not an “interested stockholder” under Section 203 of the DGCL, the affirmative vote of a majority of the outstanding Company Common Stock entitled to vote on this Agreement and the Merger is the only vote of holders of securities of the Company which is required to approve this Agreement and the Merger (the “Company Stockholder Approval”), (b) the action of the Board of Directors of the Company in approving this Agreement is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL and (c) no other Takeover Laws are applicable to the Merger, this Agreement, or any of the transactions contemplated hereby and thereby. As used in this Agreement, “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

Section 3.19.          Opinion of Financial Advisor.  The Special Committee of the Board of Directors of the Company has received the opinion of each of Evercore Group L.L.C. and Goldman, Sachs & Co. to the effect that, as of the date of each such opinion and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.  The Company shall, promptly following receipt of said opinions in written form, furnish an accurate and complete copy of said opinions to Parent solely for informational purposes.

Section 3.20.          Material Contracts.

(a)           Except for this Agreement, the Company Benefit Plans and agreements filed as exhibits to the Company SEC Documents and the agreements set forth on Section 3.20(a) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)                                     any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)                                  any contract imposing any material restriction on the right or ability of the Company or any of its Subsidiaries to (A) compete with any other person or (B) acquire or dispose of the securities of another person;

(iii)                               any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing Indebtedness of the Company or any of its Subsidiaries in an amount in excess of $50.0 million;

(iv)                              any Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value or requiring annual fees in excess of $50.0 million;

(v)                                 any Contract to acquire all or a substantial portion of the capital stock, business, property or assets of any other person for an amount of cash (or value of non-cash consideration), in excess of $50.0 million;

(vi)                              any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between or among the Company and or any of its Subsidiaries;

(vii)                           any Contract limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(viii)                        any Contract containing any exclusivity or most favored nation clause;

(ix)                                any Contract that involves future expenditures or receipts by the Company or any of its Subsidiaries of more than $50.0 million in any one year period that cannot be terminated on less than 90 days notice without material payment or penalty;

(x)                                   any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in future payments by or to the Company or any of its Subsidiaries in excess of $25.0 million;

(xi)                                any Contract with a labor union or guild (including any collective bargaining agreement);

(xii)                             any Contract containing provisions triggered by any change of control of the Company or any of its Subsidiaries;

(xiii)                          any Contract in favor of directors, officers, members, managers or partners relating to employment or compensation or providing rights to indemnification;

(xiv)                         any Contract the loss or breach of which could reasonably be expected to have a Company Material Adverse Effect; and

(xv)                            any material lease or sublease with respect to leased real property.

All contracts of the types referred to in clauses (i) through (xv) above are referred to herein as “Company Material Contracts.”  As used herein, “Contract” shall mean any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral and whether express or implied) that is legally binding and (i) under which the Company or any of its Subsidiaries has or may acquire any rights, (b) under which the Company or any of its Subsidiaries has or may become subject to any obligation or liability or (c) by which the Company or any of its Subsidiaries, or the assets owned or used by the Company or any of its Subsidiaries, is or may become bound.  Section 3.20 of the Company Disclosure Schedule sets forth a complete and correct list of all Company Material Contracts as of the date of this Agreement that have not been filed or incorporated by reference in the Company SEC Reports.  The Company has delivered or made available to Parent true and correct copies of all Company Material Contracts.

(b)           Neither the Company nor any Subsidiary of the Company is in material breach of or material default under the terms of any Company Material Contract.  To the knowledge of the Company, no other party to any Company Material Contract is in material breach of or material default under the terms of any Company Material Contract.  Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21.          Finders or Brokers.  Except for Evercore Group L.L.C. and Goldman, Sachs & Co., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.  The Company has furnished to Parent accurate and complete copies of its agreements with Evercore Group L.L.C. relating to the transactions contemplated by this Agreement.

Section 3.22.          Insurance.  The Company and its Subsidiaries maintain insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which it and its Subsidiaries operate.  Neither the Company nor any of its Subsidiaries has received notice of any pending or threatened cancellation or material premium increase (retroactive or otherwise) with respect to any such material insurance policy, and each of its Subsidiaries is in compliance in all material respects with all conditions contained therein.

Section 3.23.          Consulting Agreements and Noncompetition Agreements.  Each of the Consulting Agreements and Noncompetition Agreements referred to in the Original Agreement have been terminated by mutual consent of the parties thereto on or prior to the date of the First Amended Merger Agreement.

Section 3.24.          No Additional Representations.  The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries, and the Company has not relied on such information or any other representation or warranty not set forth in this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements, and any other disclosures therein, in each case to the extent that they are cautionary, predictive or forward-looking in nature) or as contemplated by the Drop-Down Agreements, where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1.            Qualification, Organization, Subsidiaries, etc.

(a)           Each of Parent and its Subsidiaries is a legal entity duly-organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and to perform its material obligations under all Parent Material Contracts.  Each of Parent and its Subsidiaries is qualified to do business, and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           As used in this Agreement, a “Parent Material Adverse Effect” means a material adverse event, change, effect, development, condition or occurrence on or with respect to the business, financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole, other than any event, change, effect, development, condition or occurrence: (i) disclosed in the Parent SEC Documents filed or furnished prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section, or in any Section relating to forward looking statements, and any other disclosures therein, in each case, to the extent that they are cautionary and predictive or forward looking in nature) or as disclosed on the face of the Parent Disclosure Schedule (ii) in or generally affecting the economy or the financial or securities markets in the United States or elsewhere in the world, or (iii) resulting from or arising out of (A) any changes or developments in national, regional, state or local wholesale or retail markets for natural gas, natural gas transmission or distribution or related products or services including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, (B) any changes or developments in national, regional, state or local wholesale or retail natural gas prices (C) the announcement or the existence of, or compliance with, this Agreement or the Original Merger Agreement or the transactions contemplated hereby or thereby (including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement or the Original Merger Agreement), (D) any taking of any action at the written request of the Company, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war or terrorism, or (H) any changes in the share price or trading volume of the Common Units or in Parent’s credit rating, or the failure of Parent to meet projections or forecasts (unless due to any event, change, effect, development, condition or occurrence which has otherwise resulted in a Parent Material Adverse Effect); except, in each case with respect to subclauses (A) — (B) and (E) — (G) of this clause (iii), to the extent materially disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate

(c)           Parent has made available to the Company prior to the date of this Agreement a true and complete copy of Parent’s Certificate of Limited Partnership as amended (the “Parent Certificate of Limited Partnership”), and Third Amended and Restated Agreement of Limited Partnership (as amended through the date hereof, the “Parent Partnership Agreement” and together with the Parent Certificate of Limited Partnership, the “Parent Organizational Documents”), ETP’s Certificate of Limited Partnership as amended (the “ETP Certificate of Limited Partnership”) and Second Amended and Restated Agreement of Limited Partnership (the “ETP Partnership Agreement”), and the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of Parent.

Section 4.2.            Equity Interests.

(a)           The authorized equity interests of Parent consist of Series A Convertible Preferred Units representing limited partner interests in Parent (“Series A Preferred Units”), common units representing limited partner interests in Parent (“Common Units”) and a general partner interest in Parent (“General Partner Interest”).  As of June 13, 2011, the issued and outstanding limited partner interests and general partner interests of Parent consisted of (i) 3,000,000 Series A Preferred Units, (ii) 222,978,708 Common Units and (iii) and an approximate 0.3% General Partner Interest.  As of June 13, 2011, 2,853,676 Common Units were issuable pursuant to employee and director equity plans of Parent (the “Parent Equity Plans”).  The authorized equity interests of Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), consist of common units representing limited partner interests in ETP (“ETP Common Units”), Class E Units representing limited partner interests in ETP (“Class E Units”), the Incentive Distribution Rights (as defined in the ETP Partnership Agreement) and a general partner interest in ETP (“ETP General Partner Interest”).  As of June 13, 2011, the issued and outstanding limited partner interests and general partner interests of ETP consisted of (i) 8,853,832 Class E Units, (ii) 208,805,626 ETP Common Units, (iii) the Incentive Distribution Rights and (iv) and an approximate 1.6% ETP General Partner Interest.  As of June 13, 2011, 3,147,524 ETP Common Units were issuable pursuant to employee and director equity plans of ETP (the “ETP Equity Plans”).  All outstanding equity securities of Parent and of ETP are duly authorized, validly issued, fully-paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the ETP Partnership Agreement).

(b)           Except as set forth in subsection (a) above and as set forth on Section 4.2(b) of the Parent Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (i) issue, transfer, exchange, sell or register for sale any Common Units, Class E Units or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such partnership units or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such partnership units or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries.

(c)           Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of Parent on any matter.

(d)           There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of equity securities of Parent or any of its Subsidiaries.

(e)           As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.  Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any person other than Parent may acquire any equity security of Merger Sub.  Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(f)            When issued pursuant to the terms hereof, all outstanding Common Units constituting any part of the Merger Consideration will be duly authorized, validly issued, fully-paid (to the extent required under the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement).

(g)           Except as disclosed in Section 4.2(g) of the Parent Disclosure Schedule, Parent or a Parent Subsidiary owns, directly or indirectly, all of the issued and outstanding equity interests of each Subsidiary of Parent, free and clear of any Liens other than Parent Permitted Liens, and all of such equity interests have been duly authorized and validly issued and are fully paid, nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act or Sections 18-607 and 18-804 of the Delaware LLC Act) and free of preemptive rights.  Except for equity interests in Parent’s Subsidiaries, neither Parent nor any of its Subsidiaries owns directly or indirectly any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), or has any obligation to acquire any such equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(h)           As used in this Agreement, “Parent Permitted Lien” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith or for which adequate accruals or reserves have been established, (ii) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (iii) arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iv) not created by Parent or its Subsidiaries that affect the underlying fee interest of a Parent Leased Real Property, (v) that is disclosed on the most recent consolidated balance sheet of Parent included in the Parent SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (vi) created pursuant to the agreements set forth on Section 4.2(h) of the Parent Disclosure Schedule, (vii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business, (viii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which Parent or any of its Subsidiaries otherwise has access, between the parties thereto, (ix) which an accurate up-to-date survey would show, (x) resulting from any facts or circumstances relating to the Parent or its Affiliates, or (xi) that does not and would not reasonably be expected to materially impair the continued use of a Parent Owned Real Property or a Parent Leased Real Property as currently operated.

Section 4.3.            Partnership / Corporate Authority Relative to this Agreement; No Violation.

(a)           Each of Parent and Merger Sub has requisite partnership or corporate power and authority to enter into this Agreement, the Support Agreement and each other document to be entered into by Parent and Merger Sub in connection with the transactions contemplated hereby (together with this Agreement, the “Parent Transaction Documents”) and, subject to the approval of Parent as the sole stockholder of Merger Sub, which approval shall be delivered by Parent immediately following execution of this Agreement, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the other Parent Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the general partner of Parent and the Board of Directors of Merger Sub, and no other entity or equity-holder proceedings on the part of Parent, Merger Sub or their respective equity holders, except Parent as the sole stockholder of Merger Sub, are necessary to authorize the consummation of the transactions contemplated hereby.  As of the Second Amendment Date, the general partner of Parent has unanimously approved the issuance of Common Units (the “Unit Issuance”) in connection with the Merger.  Each of the Parent Transaction Documents has been duly and validly executed and delivered by Parent and Merger Sub and, assuming such Parent Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Parent Transaction Documents constitutes the legal, valid and binding agreement of each of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be limited by the Remedies Exceptions.

(b)           Other than in connection with or in compliance with (i) the Exchange Act, (ii) the Securities Act, (iii) the rules and regulations of the NYSE, (iv) the HSR Act, (v) the FPA and the FERC Approval, (vi) the MDPU Approval, (vii) the MPSC Approval, (viii) the FCC Approval, and (ix) the approvals set forth in Section 4.3(b) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for the filing of the Certificate of Merger and for such authorizations, consents, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or materially and adversely affect the ability of Parent and its Subsidiaries to operate their business in the ordinary course consistent with past practices.

(c)           The execution and delivery by Parent and Merger Sub of this Agreement do not, and, assuming receipt of the Parent Approvals, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or material suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets material to the conduct of their business or result in any material violation of, or material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) materially conflict with or materially violate any applicable Laws.

Section 4.4.            Reports and Financial Statements.

(a)           Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2009 (the “Parent SEC Documents”).  As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Parent SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b)           The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5.            Internal Controls and Procedures.  Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley

Act for the year ended December 31, 2010, and such assessment concluded that such controls were effective.  Based on its most recent evaluation of internal control over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the board of directors of the general partner of Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

Section 4.6.            No Undisclosed Liabilities.  Except (a) as reflected or reserved against in Parent’s consolidated balance sheets (or the notes thereto) included in the Parent SEC Documents, (b) as permitted or contemplated by this Agreement, (c) for liabilities and obligations incurred since December 31, 2010 in the ordinary course of business consistent with past practice and (d) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (or in the notes thereto), other than those which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7.            Compliance with Law; Permits.

(a)           Parent and each of its Subsidiaries are in compliance with and are not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect.  Except as set forth in Section 4.7 of the Parent Disclosure Schedule, since January 1, 2008, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all Governmental Entities, and all rights under any Parent Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not have, individually or in the aggregate, a Parent Material Adverse Effect.  All Parent Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent is, and each of its Subsidiaries is, in compliance in all respects with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8.            Environmental Laws and Regulations.

(a)           Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons, complaint or order has been received, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of Parent, is threatened by any Governmental Entity or other person relating to Parent or any Subsidiary of Parent or against any person or entity whose liability Parent or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, and relating to or arising out of any Environmental Law, (ii) Parent and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2008 have been in compliance with all Environmental Laws (which compliance includes, but is not limited to, possession of all Parent Permits and compliance with the terms and conditions thereof), (iii) Parent is not obligated to conduct or pay for, and is not conducting or paying for, any response, remedial, investigatory or corrective action under any Environmental Law at any location, (iv) there has been no release of Hazardous Materials at any real property currently owned, leased or operated by Parent or any Subsidiary of Parent or, to the knowledge of Parent, formerly owned, leased or operated by Parent or any Subsidiary of Parent or at any offsite disposal location used by Parent or any Subsidiary of Parent to dispose of any Hazardous Materials in concentrations or under circumstances that would require reporting or be reasonably likely to result in investigation, remediation or other corrective or response action by Parent or any Subsidiary of Parent or, to the knowledge of Parent and its Subsidiaries, by any person or entity whose liability Parent or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, under any Environmental Law, (v) Parent is not party to any order, judgment or decree that imposes any obligations under any Environmental Law, (vi) there have been no ruptures or explosions in Parent Systems resulting in personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures have been resolved and (vii) there are no defects, corrosion or other damage to any of Parent Systems that could reasonably be expected to result in a pipeline integrity failure.

(b)           As used in this Agreement, “Parent Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants, and other related operations, assets, machinery and equipment that are owned by Parent or any of its Subsidiaries or used for the conduct of the business of Parent or any of its Subsidiaries as it is presently conducted.

Section 4.9.            Employee Benefit Plans.  Except as would not, individually or in the aggregate, materially and adversely affect the ability of Parent and its Subsidiaries to operate their business in the ordinary course consistent with past practices, (i) neither Parent, its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to any Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code and (ii) none of the Benefit Plans sponsored, maintained or contributed to by Parent or any of its Subsidiaries, or to which Parent or any of its Subsidiaries is required to contribute, is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), and neither Parent, its Subsidiaries nor any of their ERISA Affiliates has during the past six (6) years contributed to, been required to contribute to or otherwise had any obligation or liability in connection with such a multiple employer plan or multiemployer plan.

Section 4.10.          Absence of Certain Changes or Events.  Since December 31, 2010:

(a)           except as otherwise contemplated by this Agreement, the businesses of Parent and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practices; and

(b)           there has not been any event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.11.          Investigations; Litigation.  Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties at law or in equity and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity.

Section 4.12.          Information Supplied.  None of the information provided by Parent or its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement (other than the portion thereof relating solely to the Stockholders’ Meeting) and the Form S-4 (other than the portion thereof based on information supplied by the Company for inclusion or incorporation by reference therein, with respect to which no representation is made by Parent or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement which were not supplied by or on behalf of Parent.

Section 4.13.          Regulatory Matters.

(a)           Except as set forth in Section 4.13(a) of the Parent Disclosure Schedule, none of Parent and Parent’s Subsidiaries is a natural gas company as defined in the NGA, a common carrier under the ICA or a utility, utility holding company, electric service company or electric company however described under the laws of any state or local jurisdiction and the regulations promulgated thereunder.

(b)           All filings (other than immaterial filings) required to be made by Parent or any of its Subsidiaries during the three years preceding the date hereof, with the FERC under the NGA, the NGPA, the ICA, the Department of Energy or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, continue to comply with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14.          Tax Matters.  Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)           Parent and its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by or with respect to Parent or any of its Subsidiaries, and all such Tax Returns are true, correct and complete, (ii) have duly and timely paid all Taxes shown as due on such Tax Returns, (iii) have adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Parent SEC Documents for all Taxes payable by Parent and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, (iv) have not, since the date of the financial statements included in the most recent Parent SEC Documents, incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice and (v) have not received written notice of any deficiencies for any Tax from any taxing authority against Parent or any of its Subsidiaries for which there are not adequate reserves on the financial statements included in the Parent SEC Documents.

(b)           Neither Parent nor any of its Subsidiaries is the subject of any currently ongoing tax audit or other proceeding with respect to Taxes nor has any Tax audit or other proceeding with respect to Taxes been proposed against any of them in writing.  As of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax.  Neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.  There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than any Lien for Taxes not yet delinquent, being contested in good faith or for which adequate accruals or reserves have been established and disclosed in the Parent SEC Documents.  No claim has ever been made in writing by a taxing authority of a jurisdiction where Parent or one of its Subsidiaries has not filed Tax Returns claiming that Parent or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c)           Neither Parent nor any of its Subsidiaries is obligated by any written contract, agreement or other arrangement to indemnify any other person (other than Parent and its Subsidiaries) with respect to Taxes.  Neither Parent nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement with Parent or its Subsidiaries).  To the knowledge of Parent, neither Parent nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) or as a transferee or successor for any Tax of any person other than Parent and its Subsidiaries.

(d)           Parent and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, unitholder or other third party.

(e)           Neither Parent nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(f)            Neither Parent nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(g)           Parent has made available to the Company or its legal or accounting representative copies of all federal income Tax Returns for Parent and each of its Subsidiaries filed for all periods including and after the period ended December 31, 2005 and all state income Tax Returns for Parent and each of its Subsidiaries filed for all periods including and after the period ended December 31, 2005.

Section 4.15.          Employment and Labor Matters.

(a)           (i) Except as set forth in Section 4.15(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or bound by any material collective bargaining or similar agreement or work rules or practices with any labor union, labor organization or employee association applicable to employees of Parent or any of its Subsidiaries , (ii) there are no existing or, to the knowledge of Parent, threatened strikes or lockouts with respect to any employees of Parent or any of its Subsidiaries (“Parent Employees”), (iii) to the knowledge of Parent, there is no union organizing effort pending or threatened against Parent or any of its Subsidiaries, (iv) there is no unfair labor practice, labor dispute (other than, in each case, routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Parent, threatened with respect to Parent Employees and (v) there is no slowdown or work stoppage in effect or, to the knowledge of Parent, threatened with respect to Parent Employees.

(b)           Except for such matters that would not, individually or in the aggregate, materially and adversely affect the ability of Parent and its Subsidiaries to operate their business in the ordinary course consistent with past practices, Parent and its Subsidiaries are, and have been, in material compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices.  Neither Parent nor any of its Subsidiaries has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1998 as a result of any action taken by Parent (other than at the written direction of Parent or as a result of any of the transactions contemplated hereby).

Section 4.16.                             Real Property.

(a)                                  With respect to each material real property owned by Parent or any Subsidiary (such property collectively, the “Parent Owned Real Property”), except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) either Parent or a Subsidiary of Parent has marketable and insurable fee simple title to such Parent Owned Real Property, free and clear of all Liens other than any Parent Permitted Liens and Permitted Encumbrances, (ii) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Parent Owned Real Property that would reasonably be expected to adversely affect the existing use of the Parent Owned Real Property by Parent in the operation of its business thereon, and (iii) there are no outstanding options or rights of first refusal in favor of any other party to purchase such Parent Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Parent Owned Real Property by Parent in the operation of its business thereon. Neither Parent nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Parent there is no threatened, condemnation proceeding with respect to any Parent Owned Real Property, except proceedings which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each material lease, sublease and other agreement (collectively, the “Parent Real Property Leases”) under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (the “Parent Leased Real Property”) at which the material operations of Parent or any of its Subsidiaries are conducted, is valid, binding and in full force and effect, (ii) neither Parent nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Parent Leased Real Property that would reasonably be expected to adversely affect the existing use of the Parent Leased Real Property by Parent in the operation of its business thereon, and (iii) no uncured default of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder, exists under any Parent Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both would constitute a material breach or default under a Parent Real Property Lease. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of the Parent Real Property Leases, in each parcel of Parent Leased Real Property, free and clear of all Liens, except for Parent Permitted Liens and Permitted Encumbrances.  Neither Parent nor any of its Subsidiaries has received notice of any pending, and, to the knowledge of Parent, there is no threatened, condemnation proceeding with respect to any Parent Leased Real Property, except such proceeding which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                                  Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect: (i) each of Parent and its Subsidiaries has such Rights-of-Way that are necessary for Parent and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Parent Permitted Liens); (ii) Parent and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way; (iii) Parent and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) Parent has not received written notice of the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the limitation, revocation or termination of any Right-of-Way or would result in any impairment of the rights of Parent and its Subsidiaries in and to any such Rights-of-Way. All pipelines operated by Parent and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not, individually or in the aggregate, materially and adversely affect the ability of Parent and its Subsidiaries to operate their business in the ordinary course consistent with past practices.

Section 4.17.                             Vote of Parent Partners; Merger Sub Approval.

(a)                                  The general partner of Parent has approved this Agreement, the Merger and the Unit Issuance.  No vote of holders of securities of Parent, other than the approval of and action by its general partner, is required to approve the Unit Issuance and no other vote of the holders of any class of Parent equity holders, other than the approval of and action by its general partner, is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

(b)                                 The Board of Directors of Merger Sub, by written consent duly adopted prior to the Second Amendment Date, (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of Merger Sub and its stockholder, (ii) duly approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, which adoption has not been rescinded or modified and (iii) recommended this Agreement for adoption by Parent, as the sole stockholder of Merger Sub.  Immediately following execution of this Agreement, Parent, as the sole stockholder of Merger Sub, will duly approve and adopt this Agreement and the Merger

Section 4.18.                             Opinion of Financial Advisors.  The Board of Directors of Parent has received the opinion of Credit Suisse Securities (USA) LLC to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration is fair, from a financial point of view, to Parent.  Parent shall, promptly following receipt of such opinion in written form, furnish an accurate and complete copy of said opinion to the Company solely for informational purposes.

Section 4.19.                             Material Contracts.

(a)                                  Except for this Agreement, Parent’s Benefit Plans and agreements filed as exhibits to Parent SEC Documents and the agreements otherwise provided or made available to the Company, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by:

(i)	any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)

any contract imposing any material restriction on the right or ability of Parent or any of its Subsidiaries to (A) compete with any other person or (B) acquire or dispose of the securities of another person;

(iii)

any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing Indebtedness of Parent or any of its Subsidiaries in an amount in excess of $500.0 million;

(iv)

any Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value or requiring annual fees in excess of $500.0 million;

(v)

any Contract to acquire all or a substantial portion of the capital stock, business, property or assets of any other person for an amount of cash (or value of non-cash consideration), in excess of $500.0 million;

(vi)

any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between or among Parent and or any of its Subsidiaries;

(vii)

any Contract limiting or restricting the ability of Parent or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(viii)	any Contract containing any exclusivity or most favored nation clause;

(ix)

any Contract that involves future expenditures or receipts by Parent or any of its Subsidiaries of more than $500.0 million in any one year period that cannot be terminated on less than 90 days notice without material payment or penalty;

(x)

any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in future payments by or to Parent or any of its Subsidiaries in excess of $250.0 million;

(xi)	any Contract with a labor union or guild (including any collective bargaining agreement);

(xii)	any Contract containing provisions triggered by any change of control of Parent or any of its Subsidiaries;

(xiii)	any Contract in favor of directors, officers, members, managers or partners relating to employment or compensation or providing rights to indemnification;

(xiv)	any Contract the loss or breach of which could reasonably be expected to have a Parent Material Adverse Effect; and

(xv)	any lease or sublease with respect to leased real property requiring annual payments in excess of $50 million.

All contracts of the types referred to in clauses (i) through (xv) above are referred to herein as “Parent Material Contracts.”  Section 4.19(a) of the Parent Disclosure Schedule sets forth a complete and correct list of all Parent Material Contracts as of the date of this Agreement that have not been filed or incorporated by reference in Parent SEC Reports.  Parent has delivered or made available to Parent true and correct copies of all Parent Material Contracts.

(b)                                 Neither Parent nor any Subsidiary of Parent is in material breach of or default under the terms of any Parent Material Contract.  To the knowledge of Parent, no other party to any Parent Material Contract is in material breach of or default under the terms of any Parent Material Contract.  Each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 4.20.                             Finders or Brokers.  Except for Credit Suisse Securities (USA) LLC, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.  Parent has furnished to the Company accurate and complete copies of its agreement with Credit Suisse Securities (USA) LLC relating to the transactions contemplated by this Agreement.

Section 4.21.                             Lack of Ownership of Company Common Stock.  Neither Parent nor any of its Subsidiaries nor any “affiliate” or “associate” of Parent or any of its Subsidiaries (as such terms are defined in Section 203 of the DGCL) beneficially owns (or has beneficially owned in the past three years) directly or indirectly, any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company (including for purposes of Section 203 of the DGCL), and neither Parent nor any of its Subsidiaries has any rights to acquire any Shares except pursuant to this Agreement.  Except for the Support Agreements, there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 4.22.                             Financing.  As of the Second Amendment Date, Parent has delivered to the Company true, complete and correct copies of the fully executed commitment letter (such letter, as amended, modified or waived from time to time to the extent permitted herein, or any financing commitment in respect of an Alternative Financing as contemplated by the last sentence of Section 5.18(b), the “Commitment Letter”) and fee letter (the “Fee Letter”) executed in connection with the debt financing of a portion of the cash component of the Merger

Consideration (the “Financing”) (with certain fee amounts and certain economic terms of the “market flex” provisions redacted).  As of the Second Amendment Date, the Commitment Letter is in full force and effect and constitutes the legal, valid, binding and enforceable obligations of Parent and, to the knowledge of Parent, the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).  As of the Second Amendment Date, the Commitment Letter has not been amended or modified in any respect and the respective commitments therein have not been withdrawn or terminated.  There are no conditions precedent or, to the knowledge of Parent, other contingencies related to the funding of the full amount of the Financing on the terms set forth in the Commitment Letter (as such terms may be altered in accordance with the “market flex” provisions set forth in the Fee Letter) other than as expressly set forth as of the Second Amendment Date in the Commitment Letter.  As of the Second Amendment Date, no event has occurred that, with or without notice, lapse of time or both, would constitute a breach by Parent or any other party thereto under the Commitment Letter.  Subject to the terms and conditions of the Commitment Letter, as of the Second Amendment Date, assuming compliance by the Company in all material respects with its covenants contained in Section 5.1 and Section 5.18(d) and assuming satisfaction of the conditions set forth in Section 6.1 and Section 6.3, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letter, together with other financial resources of Parent, including cash on hand and marketable securities, will, in the aggregate, be sufficient to fund the payment of the cash component of the Merger Consideration.  As of the Second Amendment Date, assuming satisfaction of the conditions set forth in Section 6.3, Parent has no reason to believe that either it or any other party will be unable to satisfy on a timely basis any condition of the Financing under the Commitment Letter or the Fee Letter or that the Financing contemplated by the Commitment Letter will not be made available to Parent on the Closing Date; provided that Parent is not making any representation or warranty regarding the Company’s future performance, the effect of any inaccuracy of the representations and warranties of the Company in this Agreement or the failure of the Company to comply with any of its covenants in all material respects under this Agreement.

Section 4.23.                             No Additional Representations.  Parent and Merger Sub acknowledge that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries, and neither Parent or Merger Sub has relied on such information or any other representations or warranties not set forth in this Agreement.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1.                                   Conduct of Business by the Company.

(a)                                  From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted, and that such entities shall not take any action except in the ordinary course of business, and shall use their commercially reasonable efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers and suppliers; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.  The Company shall (i) promptly notify Parent of any material change in its condition (financial or otherwise) or business or any termination, cancellation, repudiation or material breach of any Company Material Contract (or communications indicating that the same may be contemplated), and (ii) give prompt notice to Parent of any change, occurrence, effect, condition, fact, event, or circumstance known to the Company that is reasonably likely, individually or taken together with all other changes, occurrences, effects, conditions, facts, events and circumstances known to such party, to result in a Company Material Adverse Effect; provided, however, that no unintentional failure by the Company to provide a required notice under the last sentence of this Section 5.1(a) with respect to any matter that would not result in a failure of the conditions set forth in Section 6.3(a) shall result in a failure of the condition set forth in Section 6.3(b).

(b)                                 The Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company:

(i)

except in the ordinary course of business or as disclosed in Section 5.1(b)(i) of the Company Disclosure Schedule, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Company or Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (A) dividends or distributions by any Subsidiaries only to the Company or to any Subsidiary of the Company in the ordinary course of business, (B) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, or (C) regular quarterly cash dividends with customary record and payment dates on the shares of the Company Common Stock not in excess of $0.15 per share per quarter;

(ii)

except as otherwise permitted by this Agreement, shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(iii)

except as otherwise permitted by this Agreement or for transactions between the Company and its Subsidiaries or among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness or guarantees thereof of the Company or any Subsidiary, other than (A) at stated maturity, (B) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such Indebtedness or guarantees thereof may be entitled) and (C) Indebtedness or guarantees thereof disclosed in Section 5.1(b)(iii) of the Company Disclosure Schedule, in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(iv)

shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $50.0 million in the aggregate, except (A) as contemplated by the Company’s fiscal 2011 budget and capital expenditure plan, as attached to Section 5.1(b)(iv) of the Company Disclosure Schedule (the “Company 2011 Budget”) (whether or not such acquisition, loan, advance, capital contribution or investment is made during the 2011 fiscal year), (B) as required by contracts disclosed in Section 5.1(b)(iv) of the Company Disclosure Schedule or (C) as made in connection with any transaction solely between the Company and a wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company; provided, however, that notwithstanding the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person which would reasonably be expected to prevent, impede or delay the consummation of the Merger by the End Date;

(v)

except as disclosed in Section 5.1(b)(v) of the Company Disclosure Schedule, shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $50.0 million in the aggregate, except for (A) expenditures contemplated by the Company 2011 Budget (whether or not such capital expenditure is made during the 2011 fiscal year), (B) expenditures contemplated by the Company’s fiscal

2012 budget and capital expenditures plan, which shall not be greater than the expenditures contemplated by the Company 2011 Budget plus 10%, excluding extraordinary items contained in the Company 2011 Budget, or (C) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(vi)

shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(vii)

except as disclosed in Section 5.1(b)(vii) of the Company Disclosure Schedule or Company Benefit Plans or as required by applicable Law, shall not, and shall not permit any of its Subsidiaries to, (A) increase the compensation or other benefits payable or provided to the Company’s directors, officers, employees or other service providers, other than customary increases in the ordinary course of business consistent with past practice, provided that there shall be no limitation upon any compensation award or payment made in accordance with and within the parameters of the Company’s current compensation plans, or made at the instruction of the Compensation Committee of the Board of Directors of the Company if deemed necessary or appropriate in the judgment of the Compensation Committee for the appropriate compensation and retention of key employees of the Company after consultation with an outside compensation consultant retained by the Compensation Committee, (B) enter into or amend any employment, change of control, severance or retention agreement with any director, officer or employee of the Company except (1) for agreements entered into with any newly-hired employees who are not officers or (2) for severance agreements entered into with employees who are not officers in connection with terminations of employment, in each case, in the ordinary course of business consistent with past practice, (C) establish, adopt, enter into, terminate or amend any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (B) above or in the ordinary course of business consistent with past practice as would not result in a material increase in cost to the Company; provided, however, that the foregoing exception shall not apply to any equity based plan, policy, program or arrangement (or award under any of the foregoing), (D) enter into, terminate or amend any collective bargaining agreements, or (E) make any change in the key management structure of the Company or any of its material Subsidiaries, including the hiring of additional officers or the termination of existing officers;

(viii)

shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans or advances to any of its officers, directors, employees, agents or consultants (other than loans or advances (A) in the ordinary course of business or (B) for travel and reasonable business expenses) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any Company Benefit Plan;

(ix)

except as disclosed in Section 5.1(b)(ix) of the Company Disclosure Schedule, shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(x)

except as disclosed in Section 5.1(b)(x) of the Company Disclosure Schedule, shall not adopt any amendments to its certificate of incorporation or by-laws or similar applicable charter documents, and shall not permit any of its Subsidiaries to adopt any material amendments to its certificate of incorporation or by-laws or similar applicable charter documents;

(xi)

except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (A) issuances of shares of Company Common Stock in respect of any exercise of Company Stock Awards and settlement of any Company Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b), (B) the sale of shares of Company Common Stock pursuant to the exercise of options to purchase Company Common Stock if necessary to effectuate an option direction upon exercise or for withholding of Taxes, or (C) the grant of equity compensation awards at times, in amounts, on terms and conditions and otherwise in the ordinary course of business consistent with past practice and in accordance with Section 5.1(b)(xi) of the Company Disclosure Schedule;

(xii)

except as expressly contemplated by this Agreement and for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares;

(xiii)

shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), except (A) for any Indebtedness incurred in the ordinary course of business, (B) for any Indebtedness among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, (C) for any Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness on substantially the same or more favorable terms to the Company than such existing Indebtedness, (D) for any guarantees by the Company of Indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of Indebtedness of the Company or any Subsidiary of the Company, which Indebtedness is incurred in compliance with this Section 5.1(b), (E) as disclosed in Section 5.1(b)(xiii) of the Company Disclosure Schedule, and (F) for any Indebtedness not to exceed $50.0 million in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A)-(E); provided, however, that in the case of each of clauses (A)-(F) such Indebtedness does not impose or result in any additional restrictions or limitations on the Company or any of its Subsidiaries or, following the Closing, the Surviving Corporation or any of its Subsidiaries, or subject the Company or any of its Subsidiaries or, following the Closing, the Surviving Corporation or any of its Subsidiaries, to any additional covenants or obligations (other than the obligations to make payment on such Indebtedness) to which the Company or its Subsidiaries is not otherwise subject under the terms of any Indebtedness outstanding as of the date hereof;

(xiv)

except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, as expressly contemplated by Section 5.19 hereof or as disclosed in Section 5.1(b)(xiv) of the Company Disclosure Schedule, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, mortgage (including securitizations), or otherwise dispose of any material portion of its material properties or non-cash assets, including the capital stock of Subsidiaries;

(xv)

except as disclosed in Section 5.1(b)(xv) of the Company Disclosure Schedule, the Company shall not take any action, and shall not permit any of its Subsidiaries to take any action, that would result in the Company or any of its Subsidiaries becoming subject to any restriction not in existence on the date hereof with respect to the payment of distributions or dividends;

(xvi)

other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Company Material Contract, in any material respect in a manner that is adverse to the Company and its Subsidiaries, taken as a whole or that could prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement past the End Date (or any extension thereof);

(xvii)

except as disclosed in Section 5.1(b)(xvii) of the Company Disclosure Schedule, shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (A) equal to or lesser than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2010 included in the Company SEC Documents or (B) that do not exceed $50.0 million in the aggregate;

(xviii)

shall not make, revoke or amend any material Tax election, enter into any closing agreement, settlement or compromise of any claim or assessment with respect to any material Tax liability, amend any material Tax Return, surrender a claim for a material refund of Taxes or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xix)

shall not knowingly or intentionally take any action that would reasonably be expected to make any representation or warranty of the Company hereunder inaccurate in any respect or that would cause the condition in Section 6.3(a) not to be met;

(xx)

other than in the ordinary course of business in accordance with past practice, shall not, and shall not permit any of its Subsidiaries to, modify, amend, permit to lapse, fail to renew, surrender, terminate, or waive any rights under any Company Permit, in any respect in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole or that could prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement past the End Date (or any extension thereof);

(xxi)

except in the ordinary course of business in accordance with past practice, take or fail to take any action, or permit any of its Subsidiaries to take or fail to take any action, that could cause the Company or any of its Subsidiaries, or any of their assets or businesses that is not already so regulated or treated to be a natural gas company as defined in the NGA, a public utility, transmitting utility, electric utility or electric utility company under the FPA, a non-exempt holding company under PUHCA, a common carrier under the ICA or a utility, utility holding company, intrastate pipeline, gas service company, electric service company, gas company, electric company, or any similar entity however described under the laws of any state or local jurisdiction and the regulations promulgated thereunder; and

(xxii)	shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

“Indebtedness” means, with respect to any person, without duplication, (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by bonds, debentures, notes or other debt securities or warrants or other rights to acquire any debt securities of such person, (c) all capitalized lease or leveraged lease obligations of such person or obligations of such person to pay the deferred and unpaid purchase price of property and equipment, (d) all obligations of such person pursuant to securitization or factoring programs or arrangements, or (e) all guarantees of any of the foregoing.

Section 5.2.                                   Conduct of Business by Parent.

(a)                                  From and after the date hereof and prior to the Effective Time or the Termination Date, if any, and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, (iv) as contemplated by the Drop-Down Agreements or (v) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent covenants and agrees with the Company that the business of Parent shall be conducted in, and that Parent shall not take any action except in, the ordinary course of business and shall use its reasonable best efforts to preserve intact its present lines of business, maintain its rights and franchises and preserve its relationships with customers and suppliers; provided, however, that no action by Parent with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Parent shall (i) promptly notify the Company of any material change in its condition (financial or otherwise) or business or any termination, cancellation, repudiation or material breach of any Parent Material Contract (or communications indicating that the same may be contemplated), and (ii) give prompt notice to the Company of any change, occurrence, effect, condition, fact, event, or circumstance known to Parent that is reasonably likely, individually or taken together with all other changes, occurrences, effects, conditions, facts, events and circumstances known to such party, to result in a Parent Material Adverse Effect; provided, however, that no unintentional failure by Parent to provide a required notice under the last sentence of this Section 5.2(a) with respect to any matter that would not result in a failure of the conditions set forth in Section 6.2(a) shall result in a failure of the condition set forth in Section 6.2(b).

(b)                                 Parent agrees with the Company that between the date hereof and the Effective Time, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent:

(i)                                     except in the ordinary course of business, shall not authorize or make any distribution with respect to its outstanding equity securities (whether in cash, assets, partnership units, stock or other securities of Parent or its Subsidiaries), except (A) regular quarterly cash distributions with customary record and payment dates on the Common Units not in excess of $0.625 per Common Unit per quarter, and (B) regular quarterly cash distributions with customary record and payment dates on the Series A Preferred Units not in excess of $2.00 per Series A Preferred Unit per quarter plus any accrued and unpaid distributions on the Series A Preferred Units from prior quarters;

(ii)                                  except as otherwise permitted by this Agreement or as disclosed in Section 5.2(b)(ii) of the Parent Disclosure Schedule, shall not adopt a plan of complete or partial liquidation or dissolution or enter into a letter of intent or agreement in principle with respect thereto;

(iii)                               except as disclosed in Section 5.2(b)(iii) of the Parent Disclosure Schedule shall not split, combine or reclassify any of its equity securities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity securities, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction;

(iv)                              except as disclosed in Section 5.2(b)(iv) of the Parent Disclosure Schedule, shall not adopt any amendments to its Parent Organizational Documents;

(v)                                 except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, shall not directly or indirectly, purchase, redeem or otherwise acquire any equity securities of Parent or any rights, warrants or options to acquire any such equity securities;

(vi)                              shall not knowingly or intentionally take any action that would reasonably be expected to make any material representation or warranty of Parent or Merger Sub hereunder inaccurate in any material respect or that would cause the condition in Section 6.2(a) not to be met; and

(vii)                           shall not, and shall not permit any of its wholly owned Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

(c)                                  For the avoidance of doubt, none of the restrictions contained in this Section 5.2 shall apply to ETP or its Subsidiaries.

Section 5.3.                                   Mutual Access.

(a)                                  For purposes of furthering the transactions contemplated hereby, each of the Company and Parent shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors and agents and other representatives

(such persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries, as Parent may reasonably request, and Parent and its Subsidiaries, as the Company may reasonably request, as the case may be. Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law.  The foregoing notwithstanding, neither the Company nor Parent, nor any of their respective officers, employees or Representatives, shall be permitted to perform any onsite procedures (including an onsite study) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

(b)                                 The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Evaluation Material,” as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of May 12, 2011, among the Company, ETP and Parent (the “Confidentiality Agreement”).

Section 5.4.                                   Non-Solicitation by the Company.

(a)                                  The Company agrees that neither it nor any Subsidiary of the Company, nor any of their respective officers, directors or employees, shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall not authorize or give permission to its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage or facilitate the making, submission or announcement of, any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to, or afford access to the business, properties, books or records of the Company or any of its Subsidiaries to, any person (other than Parent or Merger Sub), in connection with or in response to an Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with any person (other than Parent or Merger Sub) with respect to any Acquisition Proposal, (iv) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Acquisition Proposal, (v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement providing for any Acquisition Transaction or requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (except as contemplated by Section 7.1(h)) or (vi) resolve, propose or agree to do any of the foregoing; provided, however, that this Section 5.4 shall not prohibit (A) the Company, or the Board of Directors of the Company, directly or indirectly through any officer, employee or Representative, prior to obtaining the Company Stockholder Approval, from taking any of the actions described in clauses (ii) or (iii) above in response to an unsolicited Acquisition Proposal that the Board of Directors of the Company, prior to taking any such particular action, concludes in good faith, after consultation with its financial advisors and outside legal counsel (it being understood that, for purposes of this Section 5.4, such a financial advisor or outside legal counsel shall include a financial advisor or outside legal counsel to a duly constituted and acting committee of the Board of Directors of the Company), constitutes or is reasonably likely to result in a Superior Offer if (1) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Acquisition Proposal would be reasonably likely to constitute a breach by the Board of Directors of its fiduciary duties under applicable Laws, (2) such Acquisition Proposal did not result from a breach of this Section 5.4, (3) the Company gives to Parent the notice required by Section 5.4, and (4) the Company furnishes any non-public information provided to the maker of the Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such person on substantially the same terms as the Confidentiality Agreement (it being acknowledged and agreed that such confidentiality agreement need not contain a “standstill” or similar provision that prohibits the third party recipient of such information from making any Acquisition Proposal) and to the extent non-public information that has not been made available to Parent is made available to the maker of the Acquisition Proposal, provide such non-public information to Parent substantially concurrent with the time that it is provided to such other person; (B) the Company from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Acquisition Proposal (or making any similar communication to stockholders in connection with any amendment to the terms of a tender offer or exchange offer) so long as any action taken or statement made to so comply is consistent with this Section 5.4; (C) the Company, or the Board of Directors, directly or indirectly through any officer, employee or Representative disclosing factual information regarding the business, financial condition or results of operations of the Company or the fact that an Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement or otherwise, to the extent the Company in good faith determines that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; or (D) the Company, or the Board of Directors, directly or indirectly through any officer, employee or Representative making any statement or disclosure to the Company’s stockholders required by applicable Law; provided that any such action taken or statement or disclosure made that relates to an Acquisition Proposal shall be deemed to be a Change of Recommendation unless the Board of Directors reaffirms its recommendation in favor of the proposed transaction in such statement or disclosure or in connection with such action (except that a mere “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the 1934 Act shall not constitute a Change of Recommendation).  So long as the Company and its Representatives have otherwise complied with this Section 5.4, none of the foregoing shall prohibit the Company and its Representatives from contacting in writing any persons or group of persons who has made an Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Offer, and any such actions shall not be a breach of this Section 5.4.

(b)                                 The Company shall promptly, and in no event later than twenty-four (24) hours after its or any of its Representatives’ receipt of any Acquisition Proposal or any request for non-

public information relating to the Company or any of its Subsidiaries in connection with an Acquisition Proposal, advise Parent orally and in writing of such Acquisition Proposal or request (including providing the identity of the person making or submitting such Acquisition Proposal or request, and, (x) if it is in writing, a copy of such Acquisition Proposal and any related draft agreements and (y) if oral, a reasonably detailed summary thereof that is made or submitted by any person during the period between the date hereof and the Closing).  The Company shall keep Parent informed in all material respects on a prompt basis with respect to any change to the material terms of any such Acquisition Proposal (and in no event later than twenty-four (24) hours following any such change).  The Company agrees that it shall promptly provide to Parent any non-public information concerning itself or its Subsidiaries provided to any other person in connection with any Acquisition Proposal which was not previously provided to Parent.

(c)                                  Immediately following the execution of this Agreement, (i) the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than Parent) that relate to any Acquisition Proposal, and (ii) the Company shall, and shall use its reasonable best efforts to cause its Representatives to, cause to be returned or destroyed all confidential information provided by or on behalf of the Company or any Subsidiary to such person.

(d)                                 Except as otherwise provided in Section 5.4(e), neither the Board of Directors of the Company nor any committee thereof may (i) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the Company Recommendation in a manner adverse to Parent, or (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this Section 5.4(d), a “Change of Recommendation”).

(e)                                  Notwithstanding anything in this Agreement to the contrary, with respect to (i) an Intervening Event or (ii) an Acquisition Proposal, the Board of Directors of the Company may at any time prior to receipt of the Company Stockholder Approval, make a Change of Recommendation and/or terminate this Agreement pursuant to Section 7.1(h), if (and only if): (A) in the case of (ii) above, (x) an Acquisition Proposal (that did not result from a breach of Section 5.4(a)) is made to the Company by a third party, and such Acquisition Proposal is not withdrawn; (y) the Company’s Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal constitutes a Superior Offer; and (z) the Company’s Board of Directors determines to terminate this Agreement pursuant to Section 7.1(h), (B) in the case of (i) above, following consultation with outside legal counsel, the Company’s Board of Directors determines that the failure to make a Change of Recommendation would be reasonably likely to constitute a breach by the Board of Directors of its fiduciary duties under applicable Laws; (C) in the case of (i) and (ii) above, (x) the Company provides Parent ninety-six (96) hour’s prior written notice of its intention to take such action, which notice shall include the information with respect to such Intervening Event or Superior Offer, as the case may be, that is specified in Section 5.4(b), (y) after providing such notice and prior to making such Change of Recommendation in connection with an Intervening Event or a Superior Offer or taking any action pursuant to Section 7.1(h) with respect to a Superior Offer, the Company shall negotiate in good faith with Parent during such ninety-six (96) hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Board of Directors of the Company not to effect a Change of Recommendation in connection with an Intervening Event or a Superior Offer or to take such action pursuant to Section 7.1(h) in response to a Superior Offer, and (z) the Board of Directors of the Company shall have considered in good faith any changes to this Agreement offered in writing by Parent and shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the event continues to constitute an Intervening Event or that the Superior Offer would continue to constitute a Superior Proposal, in each case if such changes offered in writing by Parent were to be given effect; provided that, for the avoidance of doubt, the Company shall not effect a Change of Recommendation in connection with an Intervening Event or a Superior Offer or take any action pursuant to Section 7.1(h) with respect to a Superior Offer prior to the time that is ninety-six (96) hours after it has provided the written notice required by clause (x) above; provided further, that in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, the Company shall provide written notice of such modified Acquisition Proposal and shall again comply with this Section 5.4(e), except that the Company’s advance written notice obligation shall be reduced to seventy-two (72) hours (rather than the ninety-six (96) hours otherwise contemplated by this Section 5.4(e)) and the time the Company shall be permitted to effect a Change of Recommendation in connection with a Superior Offer or to take action pursuant to Section 7.1(h) with respect to a Superior Offer shall be reduced to the time that is seventy-two (72) hours after it has provided such written notice (rather than the time that is the ninety-six (96) hours otherwise contemplated by this Section 5.4(e)) (but in no event prior to the original ninety-six (96) hour advance notice period).

(f)                                    As used in this Agreement:

(i)                                     “Acquisition Proposal” means any bona fide offer, inquiry, proposal or indication of interest, whether or not in writing, received from a third party (other than an offer, inquiry, proposal or indication of interest by Parent or Merger Sub or any of their respective Subsidiaries) relating to any Acquisition Transaction;

(ii)                                  “Acquisition Transaction” means any transaction or series of transactions (other than those contemplated by Section 5.19) involving: (A) any merger, consolidation, share exchange, recapitalization or business combination involving the Company or any of its material Subsidiaries; (B) any direct or indirect acquisition, sale, issuance or repurchase of securities, tender offer, joint venture, exchange offer or other similar transaction or series of transactions which would result in a person or “group” (as defined in the Exchange Act) of persons having direct or indirect beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding Company Common Stock; (C) any direct or indirect acquisition of any business or businesses or of assets (including equity interests in any Subsidiary) that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole; (D) any liquidation or dissolution of the Company or any of its Subsidiaries or the payment of any extraordinary dividend by the Company; or (E) any combination of the foregoing;

(iii)                               “Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to or by the Company’s Board of Directors as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Company Board of Directors as of the date hereof), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Company’s Board of Directors prior to obtaining the Company Stockholder Approval; and

(iv)                              “Superior Offer” means a written Acquisition Proposal to acquire at least (A) fifty percent (50%) of the equity securities of the Company or (B) fifty percent (50%) or more of the assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof), in each case on terms that the Company’s Board of Directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is (A) if accepted, reasonably likely to be consummated, and (B) if consummated would, based upon the advice of the Company’s financial advisor, be more favorable to the Company’s stockholders from a financial point of view than the Merger and the transactions contemplated by this Agreement (taking into account any proposal by Parent to amend or modify the terms of this Agreement which are committed to in writing), after taking into account such factors (including timing, likelihood of consummation, break-up fees, expense reimbursement provisions, required approvals, conditions to consummation, legal, financial, regulatory and other aspects of the offer, and the person making the offer) deemed relevant by the Board of Directors of the Company.

Section 5.5.                                   Filings; Other Actions.

(a)                                  As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Proxy Statement, and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus.  Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby.  The Company will cause the Proxy Statement to be mailed to the Company’s stockholders, as reasonably practicable after the Form S-4 is declared effective under the Securities Act.  Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of Common Units in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.  No filing of, or amendment or supplement to, the

Form S-4 or the Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other party a reasonable opportunity to review and comment thereon.  Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Common Units issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

(b)                                 The Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders, to be held as promptly as practicable after the Form S-4 is declared effective under the Securities Act, to consider the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger (the “Stockholders’ Meeting”).  The Company will, except in the case of a Change of Recommendation, through its Board of Directors, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals.

Section 5.6.                                   Equity-Based Awards.

(a)                                  The Company shall cause each option to purchase shares of Company Common Stock or stock appreciation right relating to Company Common Stock granted under a Company Benefit Plan that provides for equity-based compensation (each such Company Benefit Plan, a “Company Stock Plan”) that is outstanding immediately prior to the Effective Time (a “Company Stock Award”) to become vested and exercisable prior to the Effective Time and shall, in accordance with the terms of the applicable Company Stock Plan, provide notice to all holders of Company Stock Awards that any Company Stock Award not exercised prior to the Effective Time shall be cancelled and terminate upon the Effective Time.  In consideration of such cancellation and termination of Company Stock Awards, the Company shall pay to each holder of a Company Stock Award within five business days following the Effective Time an amount, less applicable withholding Taxes, in cash with respect to each share of Company Common Stock subject to the Company Stock Award equal to (i) the Per Share Cash Consideration minus (ii) the per share exercise price or strike price of the Company Stock Award.  If Parent determines the consent of a holder of a Company Stock Award is required to effectuate the termination of any Company Stock Award, then the Company shall (i) use its reasonable best efforts to obtain such consent from the holder of such Company Stock Award for no additional consideration, except as approved by Parent in advance and (ii) shall make any amendments to the terms of the Company Stock Plans or awards thereunder that may be necessary or advisable to give effect to the termination of such Company Stock Awards, subject to the advance approval of Parent which approval shall not be unreasonably withheld.  The Company shall require the holder of any Company Stock Award exercised prior the Effective Time to satisfy any withholding obligation with respect to such Company Stock Award in accordance with the terms of the applicable Company Stock Plan and award agreement.

(b)                                 Each award of restricted Company Common Stock granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (the “Restricted Shares”) shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, vest and the restrictions with respect thereto shall lapse, and each share of Company Common Stock subject to such grant of Restricted Shares shall be converted into cash, Common Units or a combination of cash and Common Units in accordance with Section 2.1, depending on whether the holder of such Restricted Shares makes a Cash Election or a Common Unit Election and subject to the terms and conditions of Section 2.1. Unless the holder of such Restricted Shares shall have remitted to the Company the amount required to be withheld with respect to the vesting and lapse of restrictions on the Restricted Shares under the Code or any provision of state, local or foreign tax Law, the consideration to be received by such holder pursuant to Section 2.1 shall be reduced by the amount required to be deducted and withheld with respect to the vesting and lapse of such restrictions on the Restricted Shares.  Such reduction shall come first from the cash portion of the consideration payable to the holder of the Restricted Shares under Section 2.1, if any, and if there is no cash portion of such consideration or if the cash portion is not sufficient to satisfy the amount required to be deducted and withheld with respect to vesting and lapse of such restrictions on the Restricted Shares, then the number of Common Units to be received by the holder of such Restricted Shares pursuant to Section 2.1 shall be reduced by a number of Common Units (rounded up to the nearest whole unit with cash payable in respect of the resulting fractional unit) equal to (i) the amount (or additional amount, as the case may be) required to be deducted and withheld with respect to the vesting and lapse of such restrictions on the Restricted Shares, divided by (ii) the closing price of one Common Unit on the New York Stock Exchange on the day prior to the Closing Date.

(c)                                  The Company shall cause each unvested award of restricted share units, performance shares or phantom shares with respect to shares of Company Common Stock under a Company Stock Plan that is outstanding immediately prior to the Effective Time (a “Company RSU”) to become fully vested, and the Company shall, within five business days following the Effective Time pay to the holder thereof, with respect to each share of Company Common Stock subject to such outstanding Company RSU (giving effect to the acceleration of vesting contemplated by this Section 5.6(c)) a lump sum cash payment, less any applicable withholding Taxes, equal to the greater of (i) the Per Share Cash Consideration and (ii) the product of the Exchange Ratio multiplied by the closing price of one Common Unit on the NYSE on the Closing Date, as reported in the Wall Street Journal or such other source as may be determined by Parent.

(d)           The Company shall use its reasonable best efforts to take any actions reasonably necessary to effectuate the transactions contemplated by this Section 5.6.  Prior to the Effective Time, the Company shall deliver to the holders of the Company Stock Awards and Company RSUs notices, in form and substance reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement.

Section 5.7.            Employee Matters.

(a)           Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for the individuals employed by the Company or any of its Subsidiaries at the Effective Time (the “Current Employees”) compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits (i) provided to Current Employees as a group immediately prior to the Effective Time (excluding, for this purpose, equity-based compensation and participation in a defined-benefit pension plan unless such participation is mandated by the terms of a collective bargaining or other similar agreement between the Company or one of its Subsidiaries and an employee representative) or (ii) provided to similarly situated employees of Parent and its Subsidiaries.

(b)           Parent will cause the Surviving Corporation to provide credit for each Current Employees length of service with the Company and its Subsidiaries prior to the Effective Time for eligibility, vesting and benefits accrual purposes under any employee benefit plans of the Surviving Corporation and its Subsidiaries to the same extent as such service was recognized under a similar Company Benefit Plan; provided, that such prior service credit shall not be required to the extent it results in a duplication of benefits.  Parent shall use commercially reasonable efforts to cause each health plan of Parent in which any Current Employee participates following the Closing to (i) waive any pre-existing condition limitation for any condition for which such Current Employee would have been entitled to coverage under the corresponding Company Benefit Plan prior to the Effective Time and (ii) honor co-payments made, and deductibles satisfied, by such Current Employee prior to the Effective Time.  For purposes of this Agreement, “Benefit Plans” means, with respect to any entity, any compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, including bonus, cash or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements for the benefit of current or former directors, officers or employees of such entity or any of its Subsidiaries or any dependant or beneficiary thereof.

(c)           If requested by Parent, subject to the terms of any such Benefit Plan, the Company’s Board of Directors shall adopt resolutions, in form and substance reasonably acceptable to Parent, terminating, effective at least one day prior to the Closing Date (the “ERISA Effective Date”), any Company Benefit Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (a “401(k) Plan”).  Prior to the ERISA Effective Date, the Company shall provide Parent with executed resolutions of its

Board of Directors authorizing such termination and amending any such 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Laws.  The Company shall also take such other actions in furtherance of the termination of each 401(k) Plan as Parent may reasonably require, including such actions as Parent may require prior to the Effective Time to support Parent obtaining a determination letter with respect to the termination of each 401(k) Plan following the ERISA Effective Date.  In addition, if requested by Parent, the Company shall take such actions as may be necessary to eliminate, as of no later than immediately prior to the Effective Time, from any 401(k) Plan or other retirement plan, any investment fund, election or alternative that provides for an investment directly in shares of Company Common Stock.

(d)           Nothing in this Section 5.7 shall be construed as an amendment of, or undertaking to amend, any Benefit Plan or to prevent the amendment or termination of any Benefit Plan.  Nothing in this Section 5.7 shall limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Current Employee at any time, subject to any rights to severance or other separation benefits accrued as of the applicable termination date under a Company Benefit Plan.  Without limiting the generality of Section 8.10, the provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Parent Benefit Plan, Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

Section 5.8.            Regulatory Approvals; Reasonable Best Efforts.

(a)           Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including: (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties other than any Governmental Entity (including consents necessary in connection with the merger of CrossCountry Energy, LLC with and into a subsidiary of Parent and thereafter a subsidiary of ETP), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.  In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Merger or any of the proposed transactions, each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(b)           Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (i) as promptly as practicable (and in any event not more than ten business days) after the date hereof, make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (C) assuring that all such filings are in material compliance with the requirements of applicable Regulatory Laws, and (D) making available to the other party such information as the other party may reasonably request in order to respond to information requests by any relevant Governmental Entity, (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things advisable to consummate and make effective the transactions contemplated hereby, and (iv) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications, filings or correspondence (or memoranda setting forth the substance thereof) between the Company or Parent, or any of their respective Subsidiaries, and any third party and/or any Governmental Entity (or members of their respective staffs) with respect to such transactions.  The Company and Parent shall use their respective reasonable best efforts to file applications for the FERC Approval, the MDPU Approval, the MPSC Approval, the FCC Approval and any other filings, determined to be required as promptly as practicable after the date hereof, but in no event later than thirty days after the date hereof, and shall make such filings jointly if appropriate.  Prior to transmitting any material to any Governmental Entity (or members of their respective staffs), the Company and Parent shall permit counsel for the other party a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity (or members of their respective staffs) to the extent permitted by Law.  Each of the Company and Parent agrees not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity or by Law, gives the other party the opportunity to attend and participate.

(c)           In furtherance and not in limitation of the foregoing, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to obtain the Requisite Regulatory Approvals, including (i) responding to and complying with, as promptly as reasonably practicable, any request for information regarding the transactions from any relevant Governmental Entity (including responding to any “second request” for information under the HSR Act as promptly as reasonably practicable); (ii) ensuring the prompt expiration of any applicable waiting period and clearance or approval by any such relevant Governmental Entity, including defense against, and the resolution of, any objections or challenges, in court or otherwise, by any relevant Governmental Entity preventing consummation of the transactions;

and (iii) assisting and cooperating with the other party in doing all things necessary, proper or advisable to consummate and make effective the transactions, under any applicable Regulatory Law with each relevant Governmental Entity.  In the event the parties, despite their reasonable best efforts, have not obtained clearance or approval of the transactions from any relevant Governmental Entity and/or resolved any objections or challenges by any relevant Governmental Entity preventing consummation of the transactions by the Closing Date, the Closing Date shall automatically be extended for an additional three months, and thereafter shall be extended for any additional periods as agreed by both Company and Parent.

(d)           Parent agrees to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to resolve such objections, if any, that a Governmental Entity may assert under Regulatory Laws with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur (i) as to the Requisite Regulatory Approvals related to the HSR Act, the Clayton Act, the Sherman Act or the Federal Trade Commission Act (the “Antitrust Approvals”), no later than the time at which all Requisite Regulatory Approvals other than those related to the Antitrust Approvals are achieved and (ii) as to Requisite Regulatory Approvals other than those related to the Antitrust Approvals, as promptly as reasonably practicable and in any event no later than the End Date, including in each case taking any action (including any action that limits Parent’s freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines or properties of Parent or Company) as may be required in order to avoid the commencement of any action to prohibit the merger, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action seeking to prohibit the merger; provided, however, that notwithstanding anything in this Section 5.8 to the contrary, Parent shall not be required to take, or cause to be taken, any such action to obtain the MDPU Approval or the MPSC Approval to the extent that such action would require Parent, Merger Sub or the Company to take, or cause to be taken, any action with respect to any of the assets, businesses or product lines of the Company or any of its Subsidiaries, or of Parent or any of its Subsidiaries, or any combination thereof, if such action would result in a material adverse effect on or with respect to the business, financial condition or continuing results of operations of Parent and its Subsidiaries (including the Surviving Corporation), taken as a whole (assuming Parent and its Subsidiaries (including the Surviving Corporation), taken as a whole were an entity with the assets, liabilities and revenues of an entity the size of the Company and its Subsidiaries, taken as a whole).  Subject to the provisions of this Section 5.8, Parent shall have sole discretion in determining the scope of undertakings to be taken, including the scope of assets to be divested or held separate, or the conduct to be restricted, in order to meet the obligations of this Paragraph; provided, however, any undertaking pursuant to this Paragraph shall be conditioned on closing of the transactions in this Agreement.  Further, Company shall not, without the prior written consent of Parent, publicly or before any governmental entity or other third party commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, disposition, prohibition or limitation or other action of a type described in this agreement.  For purposes of this Section 5.8(d), ETP and Regency Energy Partners LP, a Delaware limited partnership (“Regency”), and their respective Subsidiaries, shall be deemed to be Subsidiaries of Parent.

(e)           Parent and the Company and each of their respective Subsidiaries shall not take any action with the intention to, or that could reasonably be expected to, hinder or delay the obtaining of clearance or any necessary consent of any Governmental Entity under any Regulatory Law or the expiration of the required waiting period under any Regulatory Law.

(f)            Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.8 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(c) so long as such party has, prior to such termination, complied with its obligations under this Agreement, including this Section 5.8.

(g)           As used in this Agreement, “Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the FPA, the NGA, the NGPA, the ICA, the PUHCA, the Communications Act of 1934, as amended, state laws governing local distribution companies in the States of Massachusetts and Missouri and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.

Section 5.9.            Takeover Statutes.  If any Takeover Law may become, or may purport to be, applicable to the Merger, the Support Agreements or any other transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10.          Public Announcements.  Except (a) following any Change of Recommendation or (b) with respect to action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 5.4 so long as this Agreement is in effect, the parties shall use reasonable best efforts to consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or any public announcement primarily relating to this Agreement or the transactions contemplated hereby. Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.11.          Indemnification and Insurance.

(a)           Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement to which the Company or any of its Subsidiaries is a party, shall survive the Merger and shall continue in full force and effect.  For a period of six years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiary’s certificate of incorporation and by-laws or similar organization documents in effect immediately prior to the

Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.11 without limit as to time.

(b)           The Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Person to whom expenses are advanced provides an undertaking, if and only to the extent required by Delaware law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c)           For a period of six years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(d)           Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any indemnified party in enforcing the indemnity and other obligations provided in this Section 5.11.

(e)           The rights of each indemnified party hereunder shall be in addition to, and not in limitation of, any other rights such indemnified party may have under the certificate of incorporation or by-laws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise.

(f)            In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations of such party set forth in this Section 5.11.

(g)           The obligations of Parent and the Surviving Corporation under this Section 5.11 shall not be terminated, amended or modified in any manner so as to adversely affect any indemnified party (including their successors, heirs and legal representatives) to whom this Section 5.11 applies without the consent of such Indemnified Parties (it being expressly agreed that the Indemnifying Parties to whom this Section 5.11 applies shall be third party beneficiaries of this Section 5.11, and this Section 5.11 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Corporation and their respective successors and assigns.

Section 5.12.          Control of Operations.  Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13.          Certain Transfer Taxes.  Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation and expressly shall not be a liability of stockholders of the Company.

Section 5.14.          Section 16 Matters.  Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Common Units (including derivative securities with respect to Common Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15.          Agreed Tax Treatment.  The parties to this Agreement intend that, with respect to holders of Company Common Stock receiving Common Units as Merger Consideration, the Merger qualify under Section 721(a) of the Code with respect to holders of Company Common Stock to the extent they receive Common Units as Merger Consideration; provided however, this result may not apply to the extent such holders receive money or other property, other than an operating cash flow distribution (as such term is defined in Treasury regulation section 1.707-4), from Parent on any date through and including the second anniversary of the Closing.  Each party hereto agrees to file all federal (and, to the extent applicable, state and local) income tax returns reporting the Merger in a manner consistent with such treatment.  Provided the opinion conditions contained in Section 6.2(e) and Section 6.2(f) have been satisfied, Parent shall file the opinions described in Section 6.2(e) and Section 6.2(f) with the SEC by a post-effective amendment to the Form S-4 promptly following the Closing, unless opinions issued to the Company and Parent and addressing the qualification of the Merger (in similar form to those opinions described in Section 6.2(e) and Section 6.2(f)) were previously filed with the SEC.

Section 5.16.          Tax Representation Letters.  Parent shall use its reasonable best efforts to deliver to Bingham McCutchen LLP and Latham & Watkins LLP, counsel to Parent (collectively “Parent’s Counsel”), and Roberts & Holland LLP and Locke Lord Bissell & Liddell, LLP, counsel to the Company (collectively the “Company’s Counsel”), a “Tax Representation Letter,”  dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC) and signed by an officer of Parent and Merger Sub, containing representations of Parent and Merger Sub, and the Company shall use its reasonable best efforts to deliver to Parent’s Counsel and the Company’s Counsel a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC) and signed by an officer of the Company, containing representations of the Company, in each case (notwithstanding Section 3.24 and Section 4.23) as shall be reasonably necessary or appropriate to enable the Company’s Counsel to render the opinions described in Section 6.2(f) and Parent’s Counsel to render the opinions described in Section 6.2(e).

Section 5.17.          NYSE Listing.  Parent shall use its reasonable efforts to cause the Common Units to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.18.          Financing and Financing Assistance.

(a)           Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter (or on revised terms that are not materially adverse to Parent as compared to the terms and conditions described in the Commitment Letter and do not contain any provisions which would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the transactions contemplated by this Agreement, including any modified or additional conditions to the closing of such Financing), including using reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) satisfy on a timely basis all conditions to the funding of the Financing set forth in the Commitment Letter, (iii) enforce the terms of the

Commitment Letter and (iv) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter (including after giving effect to any “market flex” provisions set forth in the Fee Letter executed in connection with the Financing).  Parent shall not, and shall not permit Merger Sub to, agree to or permit any amendment, replacements, supplement or other modification of, or waive any of its material rights under, the Commitment Letter without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that Parent and Merger Sub may (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter that does not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the transactions contemplated by this Agreement; and (y) amend the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, materially hinder or materially delay the consummation of the Financing or the transactions contemplated by this Agreement or the availability of the Financing under the Commitment Letter. Parent shall exercise its option to extend the commitment to provide the Financing in accordance with the terms of the Commitment Letter if it becomes necessary to ensure that the Financing is available at Closing.

(b)           In the event any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Commitment Letter (including after giving effect to the “market flex” provisions set forth in the Fee Letter executed in connection with the Financing) for any reason, Parent shall, in consultation with the Company, use its reasonable best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event, alternative financing from the same or alternative sources (the “Alternative Financing”) in an amount sufficient to enable Parent to fund the payment of the cash component of the Merger Consideration, which Alternative Financing would not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the transactions contemplated by this Agreement, including any conditions to the closing of such Financing that are materially less favorable to Parent than the conditions to closing in the Commitment Letter (as set forth therein immediately prior to such Alternative Financing).  If an Alternative Financing is required in accordance with this Section 5.18(b), Parent shall obtain, and when obtained, provide the Company with a copy of, a new financing commitment that provides for such Alternative Financing, and thereafter the “Commitment Letter” as defined herein shall refer to such financing commitment in respect of the Alternative Financing.

(c)           Prior to the Closing, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall use its reasonable best efforts to cause its Subsidiaries and the respective officers, employees, agents and representatives of the Company and its Subsidiaries to, provide to Parent and Merger Sub cooperation reasonably requested by Parent that is necessary or reasonably required in connection with the Financing or any other financing that may be arranged by Parent or ETP (together with the Financing, the “Financings”, and the sources of the Financings, the “Financing Sources”), consisting of the following: (i) using reasonable best efforts to cause the senior officers and other representatives of the Company and its Subsidiaries, including without limitation Citrus Corp. (the “Company Finance Parties”) to participate in meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies on reasonable advance notice to the extent practicable; (ii) assisting with the preparation of appropriate and customary materials for rating agency presentations, customary debt offering documents and customary bank information memoranda in connection with the Financings; (iii) using its commercially reasonable efforts to assist with the preparation of any pledge and security documents, any loan agreement, currency or interest hedging agreement, other definitive financing documents on terms reasonably satisfactory to Parent, or other certificates, legal opinions or documents as may be reasonably requested by Parent and usual and customary for transactions of the type contemplated by the Financings, provided that no obligation of any Company Finance Party under any such document or agreement shall be effective until the Effective Time; (iv) using commercially reasonable efforts to facilitate the pledging of collateral, provided that no pledge shall be effective until the Effective Time; (v) using reasonable best efforts to furnish to Parent and Merger Sub and the Financing Sources, as promptly as reasonably practicable, with financial statements regarding the Company Finance Parties as may be reasonably requested by Parent, including all historical financial statements that meet the requirements of Regulation S-X promulgated under the Securities Act and other financial data reasonably required in connection with the Financing, including such financial information that Parent reasonably requires for the preparation of pro-forma financial statements; (vi) providing monthly financial statements to the extent the Company Finance Parties customarily prepare such financial statements within the time such statements are customarily prepared; (vii) executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing the Company Finance Parties to execute and deliver (or use reasonable best efforts to obtain from its advisors), customary certificates, accounting comfort letters (including consents of accountants for use of their audit reports in any financial statements relating to the Financing), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Financings as may be reasonably requested by Parent as necessary and customary in connection with the Financings, (viii) providing audited consolidated financial statements of the Company (and any other Company Finance Party that regularly prepares such financial statements) covering the three (3) fiscal years immediately preceding the date of any request therefor for which audited consolidated financial statements are then currently available, unaudited financial statements for any regular quarterly interim fiscal period or periods of the Company (and any other Company Finance Party that regularly prepares such financial statements) ended after the date of the most recent audited financial statements and at least 45 days prior to any request therefor (within 45 days after the end of each such period), and (ix) requesting that its independent accountants cooperate with and assist Parent and ETP in preparing customary and appropriate information packages and offering materials as the parties to the Financings may reasonably request for use in connection with the Financings, in obtaining third party consents in connection with such financing, and, if applicable, in extinguishing existing indebtedness of the Company Finance Parties and releasing liens securing such indebtedness, in each case to take effect at the Effective Time; provided, that the cooperation and actions required by the Company Finance Parties pursuant to this Section 5.18(c) shall not be required to be taken if any such cooperation or act (x) causes any representations or warranties of the Company in this Agreement to be breached, (y) otherwise causes a breach of this Agreement or (z) would cause the Company Finance Parties any material disruption in its business and the reasonable out-of-pocket cost and expense of such cooperation and actions under this Section

5.18(c) shall be borne by the Parent.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be deemed to be in breach of the covenant set forth in this Section 5.18(c) so long as it has acted in good faith to comply with the cooperation and assistance set forth herein.  The Company may provide Parent with a written notice indicating that it has complied with the covenant set forth in this Section 5.18(c) (other than those items that are not capable of being satisfied prior to Closing) which shall be deemed accepted by Parent unless Parent shall object to such determination in writing within 5 business days from receipt of such notice which objection shall specifically identify the area or areas where it believes that the Company Finance Parties have not satisfied its obligations under this Section 5.18(c) (other than those items that are not capable of being satisfied prior to Closing).

(d)           Parent acknowledges and agrees that obtaining the Financing is not a condition to Closing.  For the avoidance of doubt, if the Financing has not been obtained, Parent shall continue to be obligated, until such time as the Agreement is terminated in accordance with its terms and subject to the fulfillment or waiver of the condition set forth in Article VI to complete the Merger on the terms contemplated by this Agreement.

(e)           All material non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub, ETP and their respective representatives pursuant to Section 5.18(c) shall be kept confidential by them in accordance with the Confidentiality Agreement.  The Company hereby consents to the use of all of its and its Subsidiaries’ names and logos in connection with the Financing; provided that such names and logos are used solely in a manner that is not intended to nor is reasonably likely to harm or disparage the Company or any of its Subsidiaries, the reputation or goodwill of the Company or any of its Subsidiaries or any of their assets, including their logos and marks.

Section 5.19.          Citrus Transfer. Assuming all conditions to consummation of Merger have been satisfied or will be satisfied upon the Closing, the Company will assume (and Parent will assign its rights), immediately prior to the Effective Time, the obligations and rights of Parent under the Amended and Restated Merger Agreement (the “ETP Merger Agreement”) attached hereto as Exhibit B and perform Parent’s obligations under the ETP Merger Agreement, including consummation of the transactions contemplated thereby (the “Citrus Transfer”), if all conditions to consummation set forth in Sections 6.1 and 6.2 of the ETP Merger Agreement have been satisfied or will be satisfied at closing thereof. Provided that the Company has complied with its obligations under this Section 5.19 in all material respects, the consummation of the Citrus Transfer shall not otherwise be a condition to consummation of the Merger.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1.            Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a)           The Company Stockholder Approval shall have been obtained.

(b)           No injunction by any court or other tribunal of competent jurisdiction which prohibits the consummation of the Merger shall have been entered and shall continue to be in effect.

(c)           The FERC Approval, the MDPU Approval (to the extent required by applicable law) and the MPSC Approval shall have been obtained and shall have become Final Orders, the expiration or termination of the waiting and review periods (and any extensions thereof) under the HSR Act shall have occurred (the FERC Approval, the MDPU Approval, the MPSC Approval and the lapse of the waiting period under the HSR Act being referred to as the “Requisite Regulatory Approvals”) and there shall be no Final Order by a federal or state Governmental Entity prohibiting the Merger.  As used herein, the term “Final Order” means action by the relevant Governmental Entity which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions (other than the conditions the satisfaction of which is in control of a party) to the consummation of such transactions prescribed by law has been satisfied.

(d)           The Common Units to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e)           The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2.            Conditions to Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is further subject to the fulfillment of, or the waiver by the Company on or prior to the Effective Time of, the following conditions:

(a)           The representations and warranties of Parent and Merger Sub set forth in (i) this Agreement (other than Section 4.2, Section 4.3 and Section 4.10(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (without regard to “materiality”, Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties), except where such failures to be so true and correct would not, in the aggregate, have a Parent Material Adverse Effect, (ii) Section 4.3 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (iii) Section 4.2 shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for de minimis inaccuracies, and (iv) Section 4.10(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period.

(b)           Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)           Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect or any event or development that could, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(d)           Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of its general partner, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(e)           Parent shall have received from Parent’s Counsel, the following written opinions dated as of the Closing Date and upon which the Company shall be expressly entitled to rely: (i) an opinion from Bingham McCutchen LLP to the effect that for U.S. federal income tax purposes, Parent should not be treated as an investment company for purposes of section 721(b) of the Code and (ii) an opinion from Latham & Watkins LLP to the effect that for U.S. federal income tax purposes, 90% of the current gross income of Parent constitutes qualifying income within the meaning of Section 7704(d) of the Code and Parent will be treated as a partnership for federal income tax purposes pursuant to Section 7704(c) of the Code.  In rendering such opinion, Parent’s Counsel shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 5.16.

(f)            The Company shall have received from the Company’s counsel a written opinion dated as of the Closing Date to the effect that for U.S. federal income tax purposes the Merger should qualify under Section 721(a) of the Code with respect to holders of Company Common Stock to the extent they receive Common Units as Merger Consideration; provided however, this result may not apply to the extent such holders receive money or other property, other than an operating cash flow distribution (as such term is defined in Treasury regulation section 1.707-4), from Parent on any date through and including the second anniversary of the Closing. In rendering such opinion, the Company’s Counsel shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 5.16 and on the opinions of Parent’s Counsel described in Section 6.2(e).

Section 6.3.            Conditions to Obligation of Parent to Effect the Merger.  The obligation of Parent to effect the Merger is further subject to the fulfillment of, or the waiver by Parent on or prior to the Effective Time of, the following conditions:

(a)           The representations and warranties of the Company set forth in (i) this Agreement (other than Section 3.2, Section 3.3(a)-(d), Section 3.10(b) and Section 3.21) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (without regard to “materiality”, Company Material Adverse Effect and similar qualifiers contained in such representations and warranties), except where such failures to be so true and correct would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) Section 3.3(a) — (c) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (iii) Section 3.2 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the

Closing Date, except for de minimis inaccuracies, and (iv) Section 3.3(d), Section 3.10(b) and Section 3.21 shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b)           The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)           Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(d)           The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

Section 6.4.            Intentionally Omitted.

Section 6.5.            Frustration of Closing Conditions.  Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.2(f), as the case may be, to be satisfied if such failure was caused by such party’s willful and intentional material breach of any material provision of this Agreement.

ARTICLE VII.

TERMINATION

Section 7.1.            Termination or Abandonment.  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the Merger by the stockholders of the Company:

(a)           by the mutual written consent of the Company and Parent;

(b)           by either Parent or the Company if the Merger shall not have been consummated on or prior to June 30, 2012 (the “End Date”), provided, however, that if all of the conditions to Closing, other than the condition set forth in Section 6.1(c), shall have been satisfied or shall be capable of being satisfied at such time, the End Date may be extended by Parent or the Company from time to time by written notice to the other party up to a date not beyond December 31, 2012, the latest of any of which dates shall thereafter be deemed to be the End Date; and provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c)           by either the Company or Parent if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used its reasonable best efforts to remove such injunction to the extent such party is required to use its reasonable best efforts pursuant to this Agreement;

(d)           by either the Company or Parent if the Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e)           by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, Parent does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(f)            by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, the Company does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(g)           by Parent, (i) prior to the Company Stockholder Approval, in the event of a Change of Recommendation or if the Board of Directors of the Company shall have approved or recommended to its shareholders an Acquisition Transaction, or (ii) the Company shall have willfully and materially breached any of its obligations under Section 5.4; and

(h)           by the Company, prior to obtaining the Company Stockholder Approval and if the Company has complied with its obligations under Section 5.4, in order to enter into a definitive agreement with respect to a Superior Offer; provided that any such purported termination by the Company pursuant to this Section 7.1(h) shall be void and of no force or effect unless the Company pays to Parent the expense reimbursement in accordance with Section 7.3(a) and the Breakup Fee in accordance with Section 7.3(c).

Section 7.2.            Effect of Termination.  In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company or Parent to the other except as provided in Section 7.3 and, subject to Section 7.3(h), liability arising out of or the result of, fraud or any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in this Agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3.            Expense Reimbursement; Breakup Fee.

(a)           If this Agreement is terminated (i) by either the Company or Parent pursuant to Section 7.1(d) and (A) prior to such termination, any person (other than Parent or its affiliates) shall have made an Acquisition Proposal, which shall have been publicly announced or disclosed or otherwise communicated to the Company, the Board of Directors of the Company or any Representative of the Company (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make an Acquisition Proposal), and such Acquisition Proposal shall not have been withdrawn prior to such termination and (B) within twelve months after such termination of this Agreement, the Company shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve-month period), an Acquisition Transaction, (ii) by the Company pursuant to Section 7.1(d), (iii) by Parent pursuant to Section 7.1(f), (iv) by Parent pursuant to Section 7.1(g), or (v) by the Company pursuant to Section 7.1(h), then the Company shall, promptly upon written demand by Parent (and in any event no later than two business days after such written demand is delivered to the Company) reimburse Parent, by wire transfer of same day federal funds to the account specified by Parent, for all out-of-pocket fees and expenses incurred or paid by or on or behalf of Parent and Merger Sub in connection with the Merger or related to the preparation, negotiation, execution and performance of this Agreement, the Commitment Letter, the Fee Letter and the Support Agreements, including all fees and expenses of counsel, financial advisors, accountants, experts, and consultants retained by Parent or Merger Sub, and all commitment and other fees of the financing sources in connection with the Financings, such amount not to exceed $54.0 million.

(b)           If this Agreement is terminated by the Company pursuant to Section 7.1(e) (other than for a failure to cause the Closing to occur as a result of Parent’s failure to obtain the Financing or any Alternative Financing), then Parent shall promptly upon written demand by the Company (and in any event no later than two business days after such written demand is delivered to Parent) reimburse the Company, by wire transfer of same day federal funds to the account specified by the Company, for all out-of-pocket fees and expenses incurred or paid by or on or behalf of the Company in connection with the Merger or related to the preparation, negotiation, execution and performance of this Agreement, including all fees and expenses of counsel, financial advisors, accountants, experts, and consultants retained by the Company, such amount not to exceed $54.0 million.

(c)           If this Agreement is terminated (i) by Parent pursuant to Section 7.1(f), (ii) by Parent pursuant to Section 7.1(g) or (iii) by the Company pursuant to Section 7.1(h), then the Company shall pay to Parent the Breakup Fee (x) within two business days after termination of this Agreement in the case of a termination pursuant to clauses (i) and (ii) above and (y) upon termination of this Agreement, and as a condition to the effectiveness of such termination, in the case of a termination pursuant to clause (iii) above.

(d)           If this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b) or Section 7.1(d) or by Parent pursuant to Section 7.1(f) and (i) prior to the Company Stockholder Approval, any person (other than Parent or its affiliates) shall have made an Acquisition Proposal which shall have been publicly announced or disclosed or otherwise communicated to the Company, the Board of Directors of the Company or any Representative of the Company (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make an Acquisition Proposal) and such Acquisition Proposal shall not have been withdrawn prior to the Company Stockholder Approval and (ii) within twelve months after such termination of this Agreement, the Company shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve-month period), an Acquisition Transaction, then the Company shall pay to Parent the Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent, on the date such Acquisition Transaction is consummated, or, if earlier, contemporaneously with or immediately after the entry into of any binding agreement to consummate the Acquisition Transaction.

(e)           If this Agreement is terminated by the Company pursuant to Section 7.1(e) (other than for a failure to cause the Closing to occur as a result of Parent’s failure to obtain the Financing or any Alternative Financing), then Parent shall pay to the Company the Breakup Fee in immediately available funds within two (2) business days after termination of this Agreement.

(f)            Solely for purposes of this Section 7.3, “Acquisition Transaction” shall have the meaning ascribed thereto in Section 5.4, except that all references to twenty-five percent (25%) shall be changed to fifty percent (50%).

(g)           As used in this Agreement, “Breakup Fee” means $181.3 million.

(h)           Upon payment of (i) the Breakup Fee to Parent pursuant to Section 7.3(c) or Section 7.3(d) and any expense reimbursement required pursuant to Section 7.3(a), the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent or its stockholders and (ii) upon payment of the Breakup Fee to the Company pursuant to Section 7.3(e) and any expense reimbursement required pursuant to Section 7.3(b), Parent shall have no further liability pursuant to this Agreement or the transactions contemplated hereby to the Company or its stockholders; provided, that nothing herein shall release any party from liability arising out of or the result of, fraud or any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in this Agreement and provided further that whether or not the Breakup Fee has been paid, nothing in this Agreement shall release Parent from any liabilities in the event that (i) all of the conditions to Closing set forth in Section 6.1 and Section 6.3 have been satisfied (other than conditions that can only be satisfied as of the Closing) and Parent does not cause the Closing to occur or (ii) the Closing does not occur as a result of a breach by Parent of its obligations under Section 5.8.  The parties acknowledge and agree that in no event shall the Company or Parent be required to pay the Breakup Fee, as applicable, on more than one occasion.  In addition, the parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither party would enter into this Agreement.  If the Company or Parent, as the case may be, fails to pay promptly the amounts due pursuant to this Section 7.3, the Company or Parent, as the case may be, will also pay to Parent or the Company, as the case may be, such party’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the unpaid amount under this Section 7.3, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal.  Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1.            No Survival.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2.            Expenses.  Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that the HSR Act filing fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement and Form S-4 (including applicable SEC filing fees) shall be borne equally by Parent and the Company.

Section 8.3.            Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4.            Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5.            Jurisdiction; Specific Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.5, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.6.            WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7.            Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission, by reliable overnight delivery service (with proof of service) or hand delivery, addressed as follows:

To Parent or Merger Sub:

Energy Transfer Equity, L.P.

3738 Oak Lawn Avenue

Dallas, Texas 75219

Facsimile: (214) 981-0703

Attention:                                        General Counsel

with copies to:

Latham & Watkins LLP

717 Texas Avenue, 16th Floor

Houston, Texas 77002

Facsimile: (713) 546-5401

Attention:                                        William N. Finnegan IV, Esq.

Sean T. Wheeler, Esq.

To the Company:

Southern Union Company

5444 Westheimer Road

Houston, Texas 77056

Facsimile: (713) 989-1213

Attention: General Counsel

with copies to:

Locke Lord Bissell & Liddell

2200 Ross Avenue

Suite 2200

Dallas, Texas 75230

Facsimile: (214) 740-8800

Attention:                                        Don M. Glendenning, Esq.

Dovi Adlerstein, Esq.

Morris, Nichols, Arsht & Tunnell LLP

1201 N. Market Street

18th Floor

Wilmington, Delaware 19801

Attention:                                        Fredrick H. Alexander, Esq.

Melissa DiVincenzo, Esq.

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Facsimile: (212) 558-3588
Attention:	Joseph B. Frumkin, Esq.
George J. Sampas, Esq.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.  Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8.                                   Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that (i) Merger Sub may assign any of its rights and delegate any of its obligations hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company and (ii) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned direct or indirect subsidiaries of Parent without the prior written consent of the Company, so long as, in each of (i) and (ii), such assignment does not delay the Closing.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.9.                                   Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10.                             Entire Agreement.  This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.  In connection with the execution of this Agreement, Parent and the Company hereby waive the applicability of the first paragraph on page four of the Confidentiality Agreement to Parent and its affiliates from and after the date hereof.

Section 8.11.                             Amendments; Waivers.  At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective;

provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12.                             Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13.                             No Third Party Beneficiaries.  Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) except for Section 5.11, and except for Section 8.6 and the final sentence of Section 8.5 (which are enforceable by each of the Financing Sources and its successors and assigns) this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.14.                             Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.  All references herein to “the date hereof”, “the date of this Agreement” or similar references shall be deemed to refer to the date of execution of the Original Agreement.

Section 8.15.                             Definitions.

(a)                                  References in this Agreement to “Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner on the date hereof (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership other than ETP which will be deemed a Subsidiary of Parent solely for purposes of Article IV hereof). References in this Agreement (except as specifically otherwise defined) to “affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person; provided, however, that (other than for purposes of Section 4.21) the term “affiliate” shall not include ETP, Regency, or any of their respective Subsidiaries.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.  References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.  As used in this Agreement, “knowledge” means (i) with respect to Parent, the actual knowledge, after reasonable investigation, of the executive officers of Parent or the individuals listed in Section 8.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company, the actual knowledge, after reasonable investigation, of the executive officers of the Company or the individuals listed on Section 8.15(a) of the Company Disclosure Schedule.  As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to be closed.  References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder.  Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. As used in this Agreement, “Drop-Down Agreements” shall mean the ETP Merger Agreement and related financing arrangements entered into in order to satisfy the obligations under the ETP Merger Agreement.

(b)                                 Each of the following terms is defined in the section of this Agreement set forth opposite such term:

401(k) Plan	Section 5.7(c)

Acquired Shares	Section 2.1(a)

Acquisition Proposal	Section 5.4

Acquisition Transaction	Section 5.4

affiliates	Section 8.15(a)

Agreement	Preamble

Alternative Financing	Section 5.18(b)

Antitrust Approvals	Section 5.8(d)

Available Cash Election Amount	Section 2.1(a)(i)

Benefit Plans	Section 5.7(b)

Breakup Fee	Section 7.3(g)

business day	Section 8.15(a)

Cancelled Shares	Section 2.1(b)

Certificate of Merger	Section 1.3

Cash Election	Section 2.1(a)(i)

Cash Election Amount	Section 2.1(a)(i)

Cash Election Share	Section 2.1(a)(i)

Cash Fraction	Section 2.1(a)(i)

Change of Recommendation	Section 5.4

Citrus Transfer	Section 5.19

Class E Units	Section 4.2(a)

Closing Date	Section 1.2

Closing	Section 1.2

Code	Recitals

Common Unit Election	Section 2.1(a)(ii)

Common Unit Election Share	Section 2.1(a)(ii)

Common Units	Section 2.1(a)(i)

Company	Preamble

Company 2011 Budget	Section 5.1(b)(iv)

Company Approvals	Section 3.3(b)

Company Benefit Plans	Section 3.9(a)

Company Cash Funds	Section 2.3(a)

Company Common Stock	Section 2.1(a)

Company Disclosure Schedule	Preamble to Article III

Company Employees	Section 3.15(a)

Company Equity Awards	Section 3.2(e)

Company Finance Parties	Section 5.18(c)

Company Leased Real Property	Section 3.17(b)

Company Material Adverse Effect	Section 3.1(b)

Company Material Contracts	Section 3.20(a)

Company Organizational Documents	Section 3.1(c)

Company Owned Real Property	Section 3.17(a)

Company Permits	Section 3.7(b)

Company Permitted Lien	Section 3.3(c)

Company Preferred Stock	Section 3.2(a)

Company Real Property Leases	Section 3.17(b)

Company Recommendation	Section 3.3(a)

Company RSU	Section 5.6(c)

Company SEC Documents	Section 3.4(a)

Company Stock Award	Section 5.6(a)

Company Stock Plans	Section 5.6(a)

Company Stockholder Approval	Section 3.18

Company Systems	Section 3.8(b)(i)

Company’s Counsel	Section 5.16

Confidentiality Agreement	Section 5.3(b)

Contract	Section 3.20(a)

control	Section 8.15(a)

Controlled Group Liability	Section 3.9(b)

CrossCountry	Section 3.3(d)

Current Employees	Section 5.7(a)

Deemed Shares	Section 1.8

Delaware LLC Act	Section 3.2(f)

Delaware LP Act	Section 3.2(f)

Derivative RSU Consideration	Section 5.6(c)

DGCL	Section 1.1

Dissenting Shares	Section 2.1(f)

Effective Time	Section 1.3

Election Deadline	Section 2.2(b)

Election Form	Section 2.2(a)

Election Form Record Date	Section 2.2(a)

End Date	Section 7.1(b)

Environment	Section 3.8(b)(ii)

Environmental Law	Section 3.8(b)(iii)

ERISA	Section 5.7(b)

ERISA Affiliate	Section 3.9(a)

ERISA Effective Date	Section 5.7(c)

ETP	Section 4.2(a)

ETP Certificate of Limited Partnership	Section 4.1(c)

ETP Common Units	Section 4.2(a)

ETP Equity Plans	Section 4.2(a)

ETP General Partner Interest	Section 4.2(a)

ETP Merger Agreement	Section 5.19

ETP Partnership Agreement	Section 4.1(c)

Exchange Ratio	Section 2.1(a)(i)

Excess Shares	Section 2.1(d)

Exchange Act	Section 3.3(b)

Exchange Agent	Section 2.3(a)

Exchange Fund	Section 2.3(a)

Exchange Ratio	Section 2.1(a)(i)

FERC Approval	Section 3.3(b)

FERC	Section 3.3(b)

Financing	Section 4.22

Financing Sources	Section 5.18(c)

Form S-4	Section 3.12

FPA	Section 3.3(b)

GAAP	Section 3.4(b)

General Partner Interest	Section 4.2(a)

Governmental Entity	Section 3.3(b)

Hazardous Materials	Section 3.8(b)(iv)

HSR Act	Section 3.3(b)

ICA	Section 3.13(a)

Indebtedness	Section 5.1(b)

Intellectual Property	Section 3.16

Intervening Event	Section 5.4(h)(iii)

IT Assets	Section 3.16

knowledge	Section 8.15(a)

Law	Section 3.7(a)

Laws	Section 3.7(a)

Lien	Section 3.3(c)

Mailing Date	Section 2.2(a)

MDPU Approval	Section 3.3(b)

Merger Consideration	Section 2.1(a)

Merger Sub	Preamble

Merger	Recitals

MPSC Approval	Section 3.3(b)

NGA	Section 3.13(a)

NGPA	Section 3.13(c)

No Election Shares	Section 2.2(b)

Noncompetition Persons	Section 3.23

NYSE	Section 3.2(e)

Original Merger Agreement	Recitals

Parent	Preamble

Parent Approvals	Section 4.3(b)

Parent Certificate of Limited Partnership	Section 4.1(c)

Parent Disclosure Schedule	Preamble to Article IV

Parent Employees	Section 4.15(a)

Parent Equity Plans	Section 4.2(a)

Parent Leased Real Property	Section 4.16(b)

Parent Material Adverse Effect	Section 4.1(b)

Parent Material Contracts	Section 4.19(a)

Parent Organizational Documents	Section 4.1(c)

Parent Owned Real Property	Section 4.16(a)

Parent Partnership Agreement	Section 4.1(c)

Parent Permits	Section 4.7(b)

Parent Permitted Lien	Section 4.3(c)

Parent Real Property Leases	Section 4.16(b)

Parent SEC Documents	Section 4.4(a)

Parent Systems	Section 4.8(b)

Parent Transaction Documents	Section 4.3(a)

Parent’s Counsel	Section 5.16

Per Share Cash Consideration	Section 2.1(a)(i)

Per Share Common Unit Consideration	Section 2.1(a)(ii)

Permitted Encumbrances	Section 3.17(a)

person	Section 8.15(a)

Proxy Statement	Section 3.12

PUHCA	Section 3.13(a)

Regency	Section 5.8(d)

Regulatory Law	Section 5.8(g)

Remedies Exceptions	Section 3.3(a)

Representatives	Section 5.3(a)

Requisite Regulatory Approvals	Section 6.1(c)

Restricted Shares	Section 5.6(b)

Rights-of-Way	Section 3.2(h)

Sarbanes-Oxley Act	Section 3.5

SEC	Section 3.4(a)

Securities Act	Section 3.3(b)

Series A Preferred Units	Section 4.2(a)

Share	Section 2.1(a)

Shortfall Amount	Section 2.1(a)(ii)

Stockholders’ Meeting	Section 5.5(b)

Subsidiaries	Section 8.15(a)

Superior Offer	Section 5.4(f)(iv)

Support Agreements	Recitals

Surviving Corporation	Section 1.1

Takeover Laws	Section 3.18

Tax Representation Letter	Section 5.16

Tax Return	Section 3.14(h)

Taxes	Section 3.14(h)

Termination Date	Section 5.1(a)

under common control with	Section 8.15(a)

Unit Issuance	Section 4.3(a)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENERGY TRANSFER EQUITY, L.P.

By: LE GP, L.L.C., its general partner

By:
Name: John W. McReynolds
Title: President and Chief Financial Officer

SIGMA ACQUISITION CORPORATION

By:
Name: John W. McReynolds
Title: President and Chief Financial Officer

SOUTHERN UNION COMPANY

By:
Name: Eric D. Herschmann
Title: President and Chief Operating Officer

SECOND AMENDED AND RESTATED SUPPORT AGREEMENT

This SECOND AMENDED AND RESTATED SUPPORT AGREEMENT, dated as of July 19, 2011 (this “Agreement”), is by and among Energy Transfer Equity, L.P., a Delaware limited partnership (“Parent”), Sigma Acquisition Corporation, a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub,” and together with Parent, the “Parent Parties”), George L. Lindemann, Dr. Frayda B. Lindemann, George L. Lindemann, Jr., Adam M. Lindemann, Sloan Lindemann Barnett, and Eric D. Herschmann (the “Stockholders”).

RECITALS:

WHEREAS, the Parent Parties and the Stockholders entered into a Support Agreement on June 15, 2011 (the “Original Agreement”);

WHEREAS, the Parent Parties and the Stockholders amended and restated the Original Agreement on July 4, 2011 by entering into an Amended and Restated Support Agreement (the “First Amended Agreement”);

WHEREAS, the Parent Parties and the Stockholders wish to amend and restate the First Amended Agreement for the purpose of adding certain provisions thereto;

WHEREAS, concurrently with the execution of this Agreement, the Parent Parties and Southern Union Company, a Delaware corporation (the “Company”), are entering into a Second Amended and Restated Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving entity, and each share of common stock of the Company (“Company Common Stock”) will be converted into the right to receive the merger consideration specified therein; and

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner in the aggregate of, and has the right to vote and dispose of, the number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule I hereto; and

WHEREAS, as a material inducement to the Parent Parties to enter into the Merger Agreement, the Parent Parties have required that the Stockholders agree, and each Stockholder has agreed, to enter into this agreement and abide by the covenants and obligations with respect to the Covered Shares (as hereinafter defined) set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

GENERAL

Section 1.1                                      Defined Terms.  The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Company Entity” means each of the Company and its Subsidiaries.

“Covered Shares” means, with respect to each Stockholder, such Stockholder’s Existing Shares, together with any shares of Company Common Stock that such Stockholder acquires, either beneficially or of record, on or after the date hereof, including any shares of Company Common Stock received as dividends, as a result of a split, reverse split, combination, merger, consolidation, reorganization, reclassification, recapitalization or similar transaction or upon exercise of any option, warrant or other security or instrument exercisable, convertible or exchangeable into shares of Company Common Stock.

“Existing Shares” means, with respect to each Stockholder, all shares of Company Common Stock owned, either beneficially or of record, by such Stockholder on the date of this Agreement.

“Permitted Transfer” means a Transfer by a Stockholder (or an Affiliate thereof) to an Affiliate of such Stockholder, provided that such transferee Affiliate agrees in writing to assume all of such transferring Stockholder’s obligations hereunder in respect of the Covered Shares subject to such Transfer and to be bound by, and comply with, the terms of this Agreement, with respect to the Covered Shares subject to such Transfer, and all other Covered Shares owned beneficially or of record from time to time by such transferee Affiliate, to the same extent as such Stockholder is bound hereunder.

“Transfer” means, directly or indirectly, to sell, transfer, assign or otherwise dispose of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, conversion, assignment or other disposition of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE 2

VOTING

Section 2.1                                      (a)                                  Agreement to Vote Covered Shares.  Each Stockholder hereby irrevocably and unconditionally agrees that, during the term of this Agreement, at any meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of the stockholders of the Company (or any class or subdivision thereof), the Stockholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

2

(i)                                     appear at each such meeting or otherwise cause its Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii)                                  vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares:

(1)                                  in favor of the approval or adoption of, or consent to, the Merger Agreement, any transactions contemplated by the Merger Agreement and any other action reasonably requested by Parent in furtherance thereof submitted for the vote or written consent of stockholders of the Company;

(2)                                  against the approval or adoption of (A) any Acquisition Proposal or any other action, agreement, transaction or proposal made in opposition to the approval of the Merger Agreement or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement, or (B) any action, agreement, transaction or proposal that is intended, or would reasonably be expected, to result in a material breach of any covenant, agreement, representation, warranty or any other obligation of the Company Parties contained in the Merger Agreement or of such Stockholder contained in this Agreement; and

(3)                                  against any action, agreement, transaction or proposal that is intended, would reasonably be expected, or the result of which would reasonably be expected, to materially impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement, including but not limited to the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement and actions requested or expressly permitted by Parent):  (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving a Company Entity; (B) a sale, lease or transfer of a material amount of assets of a Company Entity, or a reorganization, recapitalization, dissolution, liquidation or winding up of a Company Entity; (C) (1) any change in a majority of persons who constitute the Board of Directors of the Company as of the date hereof, except for changes requested or expressly permitted by Parent, (2) any change in the present capitalization of the Company or any amendment to any charter, bylaws, limited liability company agreement, limited partnership agreement or other company constituent document of any Company Entity, or (3) any other material change in a Company Entity’s organizational structure or business.

(b)                                 Agreement to Make Common Unit Election.  Each Stockholder hereby irrevocably and unconditionally agrees to make a Common Unit Election (as defined in, and for purposes of, Section 2.1(a)(ii) of the Merger Agreement), with respect to all of its Covered Shares, in accordance with the election procedures set forth in Section 2.2 of the Merger Agreement, as promptly as practicable following its receipt of an Election Form with respect to its Covered Shares, and to cause such election to remain valid and effective at all times until and including the Effective Time.  Each Stockholder understands and agrees that by making such Common Unit Election it will, subject to the terms and conditions of the Merger Agreement, be

3

entitled to receive Common Units (and cash in lieu of fractional Common Units) in consideration for its Covered Shares, and that, except as set forth in Section 2.1(a)(ii) of the Merger Agreement, it will not be entitled to receive any cash consideration (other than cash in lieu of fractional Common Units) as consideration for its Covered Shares.

Section 2.2                                      No Inconsistent Agreements.  Each Stockholder hereby represents, covenants and agrees that, except for this Agreement, such Stockholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to its Covered Shares, (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to its Covered Shares (except pursuant to Section 2.3 hereof) and (c) has not taken and shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing in any material respect any of its obligations under this Agreement.

Section 2.3                                      Proxy.  In order to secure the obligations set forth herein, each Stockholder hereby irrevocably appoints Parent, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, in the event that such Stockholder does not comply with its obligations in Section 2.1, to vote or execute written consents with respect to such Stockholder’s Covered Shares in accordance with Section 2.1 hereof and with respect to any proposed postponements or adjournments of any meeting of the stockholders of the Company at which any of the matters described in Section 2.1 hereof are to be considered.  Each Stockholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and such Stockholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Stockholder with respect to any of its Covered Shares.  Parent may terminate this proxy with respect to any Stockholder at any time at its sole election by written notice provided to such Stockholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1                                      Representations and Warranties of the Stockholders.  Each Stockholder (except to the extent otherwise provided herein) hereby represents and warrants to the Parent Parties, severally for itself and with respect to its Covered Shares only, and not jointly with the other Stockholders or with respect to the Covered Shares of any other Stockholder, as follows:

(a)                                  Organization; Authorization; Validity of Agreement; Necessary Action.  Such Stockholder has the requisite power and authority and/or capacity to execute and deliver this Agreement and to carry out its obligations hereunder.  The execution and delivery by such Stockholder of this Agreement and the performance by it of the obligations hereunder have been duly and validly authorized by such Stockholder and no other actions or proceedings are required on the part of such Stockholder to authorize the execution and delivery of this Agreement or the performance by such Stockholder of its obligations hereunder.  This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and

4

delivery of this Agreement by the Parent Parties, constitutes a legal, valid and binding agreement of such Stockholder, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(b)                                 Ownership.  Such Stockholder is the record and beneficial owner of, and has good title to, its Existing Shares, free and clear of any Liens, except as may be provided for in this Agreement.  All of such Stockholder’s Covered Shares from the date hereof through and on the Closing Date will be beneficially or legally owned by such Stockholder, except in the case of a Permitted Transfer of any Covered Shares (in which case this representation shall, with respect to such Covered Shares, be made by the transferee of such Covered Shares).  Except as provided for in this Agreement, such Stockholder has and will have at all times through the Closing Date sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2 hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder’s Existing Shares and with respect to all of such Stockholder’s Covered Shares at any time through the Closing Date, except in the case of a Permitted Transfer (in which case this representation shall, with respect to such Covered Shares, be made by the transferee of such Covered Shares).  Such Stockholder does not, directly or indirectly, legally or beneficially own or have any option, warrant or other right to acquire any securities of a Company Entity that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of a Company Entity that are or may by their terms become entitled to vote, nor is such Stockholder subject to any contract, agreement, arrangement, understanding or relationship, other than this Agreement, that obligates it to vote, acquire or dispose of any securities of a Company Entity.

(c)                                  No Violation.  Neither the execution and delivery of this Agreement by such Stockholder nor its performance of its obligations under this Agreement will (i) result in a violation or breach of, or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or result in the creation of any Lien (other than under this Agreement) upon any of the properties, rights or assets (including but not limited to its Existing Shares) owned by such Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which it or any of its respective properties, rights or assets may be bound, (ii) violate any Law applicable to such Stockholder or any of its properties, rights or assets, or (iii) result in a violation or breach of or conflict with its organizational and governing documents, except in the case of clause (i) as would not reasonably be expected to prevent or materially delay the ability of such Stockholder to perform its obligations hereunder.

(d)                                 Consents and Approvals.  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is necessary to be obtained or made by such Stockholder in connection with its execution, delivery and performance of this Agreement, except for any reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

5

(e)                                  Reliance by Parent.  Such Stockholder understands and acknowledges that the Parent Parties are entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of such Stockholder contained herein.

(f)                                    Adequate Information.  Such Stockholder acknowledges that it is a sophisticated party with respect to its Covered Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of the Parent Parties and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement.  Such Stockholder acknowledges that no Parent Party has made or is making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

Section 3.2                                      Representations and Warranties of Parent.  Parent hereby represents and warrants to each Stockholder that the execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the board of directors of the general partner of Parent.  The Parent Parties acknowledge that no Stockholder has made and no Stockholder is making any representation or warranty of any kind except as expressly set forth in this Agreement.

ARTICLE 4

OTHER COVENANTS

Section 4.1                                      Prohibition on Transfers, Other Actions.

(a)                                  Each Stockholder hereby agrees, except for a Permitted Transfer, not to (i) Transfer any of the Covered Shares, beneficial ownership thereof or any other interest therein, (ii) enter into any agreement, arrangement or understanding, or take any other action, that violates or conflicts with, or would reasonably be expected to violate or conflict with, or would reasonably be expected to result in or give rise to a violation of or conflict with, such Stockholder’s representations, warranties, covenants and obligations under this Agreement, or (iii) take any action that would restrict or otherwise affect such Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement.  Any Transfer in violation of this provision shall be null and void.

(b)                                 Each Stockholder agrees that if it attempts to Transfer (other than a Permitted Transfer), vote or provide any other Person with the authority to vote any of the Covered Shares other than in compliance with this Agreement, such Stockholder shall unconditionally and irrevocably (during the term of this Agreement) instruct the Company to not, (i) permit any such Transfer on its books and records, (ii) issue a book-entry interest or a new certificate representing any of the Covered Shares, or (iii) record such vote unless and until such Stockholder has complied in all respects with the terms of this Agreement.

(c)                                  Each Stockholder agrees that it shall not, and shall cause each of its controlled Affiliates to not, become a member of a “group” (as that term is used in Section 13(d) of the

6

Exchange Act) that such Stockholder or such Affiliate is not currently a part of and that has not been disclosed in a filing with the SEC prior to the date hereof (other than as a result of entering into this Agreement) for the purpose of opposing or competing with the transactions contemplated by the Merger Agreement.

(d)                                 Each Stockholder agrees not to knowingly take any action that would make any of its representations or warranties contained herein untrue or incorrect in any material respect or would reasonably be expected to have the effect of preventing, impeding or interfering with or adversely affecting in any material respect its performance of its obligations under or contemplated by this Agreement.

Section 4.2                                      Further Assurances.  Each of the parties hereto agrees that it will use its reasonable best efforts to do all things reasonably necessary to effectuate this Agreement.

Section 4.3                                      Waiver of Appraisal Rights and Claims.  Each Stockholder hereby waives any and all rights of appraisal or rights to dissent from the consummation of the Merger and any transactions contemplated by the Merger Agreement.

ARTICLE 5

NO SOLICITATION

Section 5.1                                      No Solicitation.  Prior to the termination of this Agreement, each Stockholder shall not, and shall cause its officers, employees, legal counsel, financial advisors, agents and other representatives (collectively, “Representatives”) not to, directly or indirectly (a) solicit or initiate, or knowingly encourage or facilitate, any Acquisition Proposal or any inquiries regarding the submission of any Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish any third party any confidential information regarding the Company or its Subsidiaries in response to or in connection with any Acquisition Proposal, or (c) enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal; provided, however, notwithstanding anything in this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, the restrictions set forth in this Section 5.1 shall not apply to the Stockholders and their Representatives, including in their capacity as beneficial owners of the Covered Shares, to the extent that the Company and its Subsidiaries, and its and their Representatives, are permitted by the terms of Section 5.4(a) of the Merger Agreement to take such actions. Each Stockholder shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any third party conducted prior to the date of this Agreement with respect to any Acquisition Proposal.

Notwithstanding any provision in this Agreement to the contrary, the Stockholders have entered into this Agreement solely in their capacity as the beneficial owners of the Covered Shares, and nothing herein shall limit or effect any actions taken by any Stockholder or Representative of a Stockholder in such Stockholder’s or such Representative’s capacity as a director or officer of the Company. In addition, for purposes of this Agreement, the Company shall be deemed not to be an Affiliate of any of the Stockholders, and any officer, director,

7

employee, agent or advisor of the Company (in each case, in their capacities as such), shall be deemed not to be a Representative of a Stockholder.

ARTICLE 6

MISCELLANEOUS

Section 6.1                                      Termination.  This Agreement shall remain in effect until the earliest to occur of (a) the Effective Time, (b) a Change of Recommendation in connection with an Intervening Event pursuant to Section 5.4 of the Merger Agreement, or (c) the valid termination of the Merger Agreement in accordance with its terms (including after any extension thereof), in which case this Agreement shall terminate and be of no further force and effect with respect to all parties hereto.  The Parent may terminate this Agreement with respect to all or any portion of any Stockholder’s Covered Shares by delivering a written notice to such Stockholder stating the portion of such Stockholder’s Covered Shares with respect to which this Agreement is terminated (in which case such Stockholder’s obligations hereunder shall terminate only with respect to the portion of its Covered Shares so identified).  Nothing in this Section 6.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability for any breach of this Agreement occurring prior to such termination.

Section 6.2                                      No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in any Parent Party any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.  All rights, ownership and economic benefit relating to the Covered Shares of any Stockholder shall remain vested in and belong to such Stockholder, and Parent shall have no authority to direct such Stockholder in the voting or disposition of any of its Covered Shares, except as otherwise provided herein.

Section 6.3                                      Publicity.  Each Stockholder hereby permits Parent and the Company to include and disclose in the Proxy Statement, and in such other schedules, certificates, applications, agreements or documents as such entities reasonably determine to be necessary or appropriate in connection with the consummation of the Merger and the transactions contemplated by the Merger Agreement such Stockholder’s identity and ownership of the Covered Shares and the nature of such Stockholder’s commitments, arrangements and understandings pursuant to this Agreement. Parent and the Company hereby permit each Stockholder to disclose this Agreement and the transactions contemplated by the Merger Agreement in any reports required to be filed by such Stockholder or any of its Affiliates under Sections 13(d) and 16 of the Exchange Act.

Section 6.4                                      Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by facsimile or email (upon telephonic confirmation of receipt) or on the first Business Day following the date of dispatch if delivered by a recognized next day courier service.  All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

8

If to Parent or Merger Sub, to:

Energy Transfer Equity, L.P.

3738 Oak Lawn Avenue

Dallas, TX 75219

Attention: John McReynolds

Facsimile: (214) 981-0706
Email:  tom.mason@energytransfer.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
717 Texas Avenue, 16th Floor
Houston, Texas 77002
Attention:  William N. Finnegan, Esq.

Sean T. Wheeler, Esq.

Fax: 713-546-5401
Email:  bill.finnegan@lw.com

sean.wheeler@lw.com

If to any Stockholder, to the address set forth below such Stockholder’s name on Schedule I hereto.

Section 6.5                                      Interpretation.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers.  It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

Section 6.6                                      Counterparts.  This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 6.7                                      Entire Agreement.  This Agreement and, solely to the extent of the defined terms referenced herein, the Merger Agreement, together with the schedule annexed hereto, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

9

Section 6.8                                      Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)                                  THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND ALL DISPUTES BETWEEN THE PARTIES UNDER OR RELATING TO THIS AGREEMENT OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REFERENCE TO SUCH STATE’S PRINCIPLES OF CONFLICTS OF LAW).  THE DELAWARE COURT OF CHANCERY (AND IF THE DELAWARE COURT OF CHANCERY SHALL BE UNAVAILABLE, ANY DELAWARE STATE COURT AND THE FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE STATE OF DELAWARE) WILL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE.  EACH OF THE PARTIES IRREVOCABLY CONSENTS TO AND AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH DISPUTE, IRREVOCABLY CONSENTS TO THE SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS IN ANY OTHER ACTION OR PROCEEDING RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ON BEHALF OF ITSELF OR ITS PROPERTY, BY DELIVERY IN ANY METHOD CONTEMPLATED BY SECTION 6.4 HEREOF OR IN ANY OTHER MANNER AUTHORIZED BY LAW, AND HEREBY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (ii) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (iii) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

(b)                                 THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT WHICH ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.  IF THE SUBJECT MATTER OF ANY LAWSUIT IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY TO THIS AGREEMENT SHALL PRESENT AS A NON-COMPULSORY COUNTERCLAIM IN ANY SUCH LAWSUIT ANY CLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.  FURTHERMORE, NO PARTY TO THIS AGREEMENT SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 6.9                                      Amendment; Waiver.  The obligations of any Stockholder hereunder may not be modified or amended except by an instrument in writing signed by Parent and by each Stockholder with respect to which such modification or amendment will be effective.  Each party may waive any right of such party hereunder by an instrument in writing signed by such party

10

and delivered to the party benefiting from such waiver.  No amendment or waiver shall be permitted or effective without the prior written consent of the Company.

Section 6.10           Remedies.  The parties hereto agree that money damages would not be a sufficient remedy for any breach of this Agreement and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is hereby agreed that, prior to the valid termination of this Agreement pursuant to Section 6.1 hereof, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, to prevent breaches of this Agreement, and to specifically enforce compliance with this Agreement.  In connection with any request for specific performance or equitable relief, each of the parties hereto hereby waives any requirement for the security or posting of any bond in connection with such remedy.  Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to such party.  The parties further agree that, by seeking the remedies provided for in this Section 6.10, no party hereto shall in any respect waive its right to seek any other form of relief that may be available to it under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 6.10 are not available or otherwise are not granted.

Section 6.11           Severability.  To the fullest extent permitted by law, any term or provision of this Agreement, or the application thereof, that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is illegal, void, invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any illegal, void, invalid or unenforceable term or provision with a term or provision that is legal, valid and enforceable and that comes closest to expressing the intention of the illegal, void, invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  To the fullest extent permitted by law, in the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the original economic, business and other purposes of such invalid or unenforceable term as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 6.12           Expenses.  Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the actions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

Section 6.13           Successors and Assigns; Third Party Beneficiaries.

(a)           Except in connection with a Permitted Transfer, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto

11

(whether by operation of Law or otherwise) without the prior written consent of the other parties; provided, however, that Parent and Merger Sub may transfer or assign their rights and obligations under this Agreement, in whole or in part or from time to time in part, to one or more of their Affiliates at any time.  Any assignment in violation of the foregoing shall be null and void.  Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(b)           Other than the Company with respect to Section 6.3 hereof, this Agreement is not intended to and shall not confer upon any Person (other than the parties hereto) any rights or remedies hereunder.

[Signature pages follow.]

12

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:

ENERGY TRANSFER EQUITY, L.P.

By: LE GP, LLC, its general partner

By:
Name:	John McReynolds
Title:	President and Chief Financial Officer

MERGER SUB:

SIGMA ACQUISITION CORPORATION

By:
Name:	John McReynolds
Title:	President and Chief Financial Officer

[Signature Page of Parent and Merger Sub to Second Amended and Restated Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

STOCKHOLDERS:

GEORGE L. LINDEMANN	ERIC D. HERSCHMANN

DR. FRAYDA B. LINDEMANN	ADAM M. LINDEMANN

GEORGE L. LINDEMANN, JR.	SLOAN LINDEMANN BARNETT

[Signature Page of Stockholders to Second Amended and Restated Support Agreement]

Schedule I

Stockholder	Address	Shares of Company Common Stock Held Beneficially or of-Record*

George L. Lindemann	1565 North Ocean Way Palm Beach, Florida 33480	Shares: 4,485,628** Options: 1,888,162

Eric D. Herschmann	3333 Allen Parkway #2207 Houston, Texas 77019	Shares: 555,091*** Options: 1,185,768

Dr. Frayda B. Lindemann	1565 North Ocean Way Palm Beach Florida, Florida 33480	3,289,220

George L. Lindemann, Jr.	1736 West 28th Street Miami, FL 33141	3,365,500

Adam M. Lindemann	77 East 77th Street New York, NY 10075	2,000,000 (approximate; +/- not more than 100,000 shares)

Sloan Lindemann Barnett	2920 Broadway Street San Francisco, CA 94115	3,369,667

*- As of June 14, 2011, Southern Union Company had 124,721,110 shares of common stock issued and outstanding. As of June 14, 2011, the shares represented on the chart above represent approximately 13.43% of the issued and outstanding shares of common stock of Southern Union Company. The options and non-expired/lapsed restricted shares awarded to Messrs. Lindemann and Herschmann have not been included in the foregoing calculation as they are not able to be voted at this time.

**-Included in this number are 144,888 shares held in the Southern Union Company Supplemental Deferred Compensation Plan and 29,870 shares in the Southern Union 401(k) Savings Plan as of December 31, 2010. Included in this number are 69,513 restricted shares awarded to Mr. Lindemann under the Southern Union Company Third Amended and Restated 2003 Stock and Incentive Plan for which restrictions have not otherwise lapsed/expired. The options and unlapsed/unexpired restricted shares are not able to be voted at this time.

***- Included in this number are 251,308 restricted shares awarded to Mr. Herschmann under the Southern Union Company Third Amended and Restated 2003 Stock and Incentive Plan for which restrictions have not otherwise lapsed/expired. The options and unlapsed/unexpired restricted shares are not able to be voted at this time.

[Schedule I to Support Agreement]

Execution Version

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

ENERGY TRANSFER PARTNERS, L.P.,

CITRUS ETP ACQUISITION, L.L.C.,

ENERGY TRANSFER EQUITY, L.P.,

SOUTHERN UNION COMPANY,

and

CROSSCOUNTRY ENERGY, LLC

July 19, 2011

i

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

Exhibits

Exhibit A	—	Definitions
Exhibit B	—	Form of ETP Partnership Agreement Amendment

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 19, 2011 (the “Execution Date”), by and among Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), and, upon its joinder hereto pursuant to Section 5.9, Citrus ETP Acquisition, L.L.C., a Delaware limited liability company and wholly-owned subsidiary of ETP (“ETP Merger Sub”), on the one hand, and Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”) and, upon their joinder hereto pursuant to Section 5.9, Southern Union Company, a Delaware corporation (“Southern Union”), and CrossCountry Energy, LLC, a Delaware limited liability company (“CrossCountry Energy”), on the other hand.

Each of the parties to this Agreement is sometimes referred to individually in this Agreement as a “Party” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties.”  Notwithstanding the foregoing, prior to their joinder hereto pursuant to Section 5.10, none of ETP Merger Sub, Southern Union or CrossCountry Energy shall be a Party to this Agreement and shall have no rights or obligations of a Party hereunder.

R E C I T A L S

WHEREAS, ETE, Southern Union, and Sigma Acquisition Corporation, a Delaware corporation and direct wholly-owned subsidiary of ETE (“Sigma Acquisition”), entered into an Agreement and Plan of Merger, dated June 15, 2011 (as amended and restated as of July 4, 2011 and July 19, 2011 and as otherwise amended, supplemented, restated or otherwise modified from time to time, the “Sigma Merger Agreement”) pursuant to which Sigma Acquisition will merge with and into Southern Union with Southern Union as the surviving entity and each share of common stock of Southern Union will be converted into the right to receive the consideration specified therein (the “Sigma Merger”), and as a result thereof, Southern Union will become a direct wholly-owned subsidiary of ETE;

WHEREAS, on July 4, 2011, the Parties entered into an Agreement and Plan of Merger (the “Original Merger Agreement”);

WHEREAS, the Parties are entering into this Amended and Restated Agreement and Plan of Merger in order to modify certain terms and conditions of the Original Merger Agreement, with effect from the date of execution of the Original Merger Agreement;

WHEREAS, immediately prior to the effective time of the Sigma Merger, pursuant to the Sigma Merger Agreement, ETE shall assign and Southern Union shall assume the benefits and obligations of ETE under this Agreement but ETE shall remain a Party as described herein;

WHEREAS, the parties desire to merge ETP Merger Sub with and into CrossCountry Energy, which indirectly owns 50% of the outstanding capital stock of Citrus Corp., a Delaware corporation (“Citrus”), with CrossCountry Energy as the surviving entity and, as a result thereof,

1

a wholly-owned subsidiary of ETP in return for the consideration being paid to ETE as set forth herein (the “Merger”);

WHEREAS, for Federal income tax purposes, it is intended that the Merger be treated as a contribution to a partnership under Section 721(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, in connection with transactions contemplated hereby, ETE and ETP desire to amend certain provisions of the ETP Partnership Agreement in the form of the Partnership Agreement Amendment attached hereto to as Exhibit B (the “ETP Partnership Agreement Amendment”); and

WHEREAS, ETE and ETP desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

A G R E E M E N T S

NOW, THEREFORE, in consideration of the representations, warranties, agreements and covenants contained in this Agreement, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the Parties undertake and agree as follows, and the Original Merger Agreement is hereby amended and restated in its entirety with effect from the date of execution of the Original Merger Agreement, as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATIONS

1.1          Definitions.  Capitalized terms used in this Agreement but not defined in the body of this Agreement shall have the meanings ascribed to them in Exhibit A.  Capitalized terms defined in the body of this Agreement are listed in Exhibit A with reference to the location of the definitions of such terms in the body of this Agreement.

1.2          Interpretations.  In this Agreement (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes each other gender; (d) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement unless expressly provided otherwise; (e) references in any Section, Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”; (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (i) references to “days” are to calendar days; and (j) all references to money refer to the lawful currency of the United States.  The Table of Contents and the Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.

2

ARTICLE II
THE MERGER; CONVERSION OF INTERESTS; CLOSING

2.1          The Merger.  At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Limited Liability Company Act, as amended to date (the “Delaware Act”), ETP Merger Sub shall be merged with and into CrossCountry Energy, whereupon the separate existence of ETP Merger Sub shall cease, and CrossCountry shall continue its existence as a limited liability company under Delaware law as the surviving entity (the “Surviving Entity”) in the Merger and a direct wholly owned subsidiary of ETP.

2.2          Effective Time.  On the Closing Date, Southern Union shall cause CrossCountry Energy to file the certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the Delaware Act with the Secretary of State of the State of Delaware.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the Delaware Act (such date and time is hereinafter referred to as the “Effective Time”).

2.3          Effects of the Merger.  The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the Delaware Act.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of CrossCountry Energy and ETP Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of CrossCountry Energy and ETP Merger Sub shall become the debts, liabilities and duties of the Surviving Entity, all as provided under the Delaware Act.

2.4          Effect of Merger.  At the Effective Time, by virtue of the merger and without any further action on the part of any member of CrossCountry Energy or ETP Merger Sub or any further action by any party or other person, (i) (a) all of the limited liability company interests in ETP Merger Sub (all of which are owned by ETP) shall automatically be converted into and become all of the limited liability company interests in the Surviving Entity, (b) ETP shall automatically be deemed admitted to the Surviving Entity as the sole member in respect of such limited liability company interests and (c) the Surviving Entity shall continue without dissolution; and (ii) (a) all of the limited liability company interests in CrossCountry Energy owned by Southern Union immediately prior to the effective time (which constituted all of the limited liability company interests in CrossCountry Energy at such time) shall automatically be converted into the right to receive the Merger Consideration and shall otherwise cease to be outstanding and (b) Southern Union shall cease to be a member of CrossCountry Energy and the Surviving Entity.

2.5          Limited Liability Company Agreement of the Surviving Entity.  At the Effective Time, the limited liability company agreement of CrossCountry Energy in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Law.

3

2.6          Directors.  Subject to applicable Law, at the Effective Time, the directors of ETP Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Entity and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.7          Officers.  At the Effective Time, the officers of ETP Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Entity and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.8          Borrowing by ETP; Tax Treatment of Merger and Cash Consideration.  In connection with the Merger, Southern Union shall guarantee (on a “last dollar” basis) a new and separate borrowing by ETP that will be used by ETP exclusively to pay the Cash Consideration (the “ETP Debt”).  Immediately prior to the Closing, ETP shall finance the amount of the Cash Consideration pursuant to the ETP Debt.  The Parties intend that (i) the Merger shall be treated as a contribution by Southern Union to ETP of the assets of CrossCountry Energy (and the assets of the subsidiaries of CrossCountry Energy that are also treated as disregarded entities of Southern Union) in exchange for the Cash Consideration and Unit Consideration in a transaction consistent with the requirements of Section 721(a) of the Code; (ii) the receipt by Southern Union of the Cash Consideration shall be treated as a distribution to Southern Union by ETP under Section 731 of the Code; (iii) the distribution of the Cash Consideration to Southern Union shall be made first out of proceeds of the ETP Debt, and such portion of the Cash Consideration shall qualify as a “debt-financed transfer” under Section 1.707-5(b) of the Treasury Regulations promulgated under the Code (the “Treasury Regulations”); and (iv) Southern Union’s share of the ETP Debt under Sections 1.752-2 and 1.707-5(a)(2)(i) of the Treasury Regulations shall be the entire amount of the ETP Debt. The Parties agree to file all Tax Returns and otherwise act at all times in a manner consistent with this intended treatment of the Merger, the Cash Consideration and the ETP Debt, including disclosing the distribution of the Cash Consideration in accordance with the requirements of Section 1.707-3(c)(2) of the Treasury Regulations.

2.9          Time and Place of Closing.  The closing of the Merger (the “Closing”) will take place at the offices of Latham & Watkins LLP, 717 Texas Avenue, Houston, Texas 77002 on the second Business Day after all of the conditions set forth in Article VI (other than those conditions which by their terms are only capable of being satisfied at the Closing, but subject to the satisfaction or due waiver of those conditions) have been satisfied or waived by the Party or Parties entitled to waive such conditions, unless another time, date and place are agreed to in writing by the Parties.  The date of the Closing is referred to in this Agreement as the “Closing Date.”

2.10        Deliveries and Actions at Closing.

(a)           Southern Union Deliveries and Actions.  At the Closing, Southern Union and CrossCountry Energy will execute and deliver, or cause to be executed and delivered, to ETP, each of the following documents, where the execution or delivery of documents is contemplated, and will take or cause to be taken the following actions, where the taking of actions is contemplated:

4

(i)       Certificate of Merger.  An executed Certificate of Merger substantially consistent with the terms of this Agreement;

(ii)      Closing Certificate.  The certificate contemplated by Section 6.3(c); and

(iii)     FIRPTA Certificate.  A certificate of Southern Union in the form specified in Treasury Regulation Section 1.1445-2(b)(2)(iv) that Southern Union is not a “foreign person” within the meaning of Section 1445 of the Code.

(b)             ETE Deliveries and Actions.  At the Closing, ETE will cause to be executed and delivered, to ETP, a counterpart of the ETP Partnership Agreement Amendment executed by Energy Transfer Partners, L.L.C.

(c)             ETP Deliveries and Actions.  At the Closing, ETP and ETP Merger Sub will execute and deliver, or cause to be executed and delivered, to Southern Union, each of the following documents, where the execution or delivery of documents is contemplated, and will take or cause to be taken the following actions, where the taking of actions is contemplated:

(i)       Cash Consideration.  The Cash Consideration by wire transfer of immediately available funds to an account designated by Southern Union;

(ii)      Unit Consideration.  The Unit Consideration by issuance of a certificate of common units to Southern Union; and

(iii)     Closing Certificate.  The certificate contemplated by Section 6.2(c).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ETE

ETE hereby represents and warrants to ETP as follows:

3.1          Organization; Qualification.

(a)             ETE is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited partnership power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Citrus Parties Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which ETE is, or will be, a party or to materially impair ETE’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

(b)             Each of the Citrus Parties is duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and is duly

5

qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Citrus Parties Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents.

(c)             ETE has made available to ETP true and complete copies of the Organizational Documents of the Citrus Parties in its possession as in effect on the Execution Date.

3.2          Authority; Enforceability.

(a)           ETE has the requisite partnership power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, and to consummate the transactions contemplated thereby.  The execution and delivery by ETE of the Transaction Documents to which ETE is, or will be, a party, and the consummation by ETE of the transactions contemplated thereby, have been duly and validly authorized by ETE, and no other limited partnership proceedings on the part of ETE are necessary to authorize the Transaction Documents to which it is, or will be, a party or to consummate the transactions contemplated by the Transaction Documents to which it is, or will be, a party.

(b)          Upon its joinder hereto in accordance with Section 5.9, each of Southern Union and CrossCountry Energy will have the requisite corporate or limited liability company power and authority, as the case may be, to execute and deliver the Transaction Documents to which it is, or will be, a party, and to consummate the transactions contemplated thereby.  Upon its joinder hereto in accordance with Section 5.9, the execution and delivery by each of Southern Union and CrossCountry Energy of the Transaction Documents to which it is, or will be, a party, and the consummation by such Party of the transactions contemplated thereby, will have been duly and validly authorized by either Southern Union or CrossCountry Energy, and no other corporate or limited liability company, as the case may be, proceedings on the part of Southern Union or CrossCountry Energy will be necessary to authorize the Transaction Documents to which it is, or will be, a party or to consummate the transactions contemplated by the Transaction Documents to which it is, or will be, a party.

(c)           The Transaction Documents to which ETE is, or will be, a party have been (or will be, when executed and delivered at the Closing) duly executed and delivered by ETE, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which ETE is, or will be, a party constitutes (or will constitute, when executed and delivered at the Closing) the valid and binding agreement of ETE, enforceable against ETE in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to legal principles of general applicability governing the availability of equitable remedies, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether such enforceability is considered in a proceeding in equity or at law) (collectively, “Creditors’ Rights”).

6

(d)          Upon its joinder hereto in accordance with Section 5.9, the Transaction Documents to which Southern Union or CrossCountry Energy is, or will be, a party will have been (or will be, when executed and delivered at the Closing) duly executed and delivered by Southern Union or CrossCountry Energy, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which Southern Union or CrossCountry Energy is, or will be, a party will constitute (or will constitute, when executed and delivered at the Closing) the valid and binding agreement of Southern Union or CrossCountry Energy, enforceable against Southern Union or CrossCountry Energy in accordance with its terms, except as such enforceability may be limited by Creditors’ Rights.

(e)           The Sigma Merger Agreement has been duly authorized, executed and delivered by ETE, and assuming the due authorization, execution and deliveries by the other parties thereto, the Sigma Merger Agreement is a valid and binding agreement of ETE, enforceable against ETE in accordance with its terms, except as enforceability may be limited by Creditors’ Rights.

3.3          Non-Contravention.  After taking into account all amendments and consents obtained in connection with the Sigma Merger, the execution, delivery and performance by the ETE/Southern Union Merger Parties of the Transaction Documents to which they are, or will be, a party and the consummation by the ETE/Southern Union Merger Parties of the transactions contemplated thereby do not and will not: (i) result in any breach of any provision of the Organizational Documents of the ETE/Southern Union Merger Parties or any of the Citrus Parties; (ii) constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, or give rise to any right of termination, cancellation, amendment or acceleration (with or without the giving of notice, or the passage of time or both) under any of the terms, conditions or provisions of any Contract to which the ETE/Southern Union Merger Parties or any of the Citrus Parties is a party or by which any of their respective property or assets are bound or affected; (iii) assuming compliance with the matters referred to in Section 3.4, violate any Law to which the ETE/Southern Union Merger Parties or the Citrus Parties are subject or by which any of their respective properties or assets are bound or affected, or (iv) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Lien (other than Permitted Liens) on any asset of the ETE/Southern Union Merger Parties or the Citrus Parties, except, in the cases of clauses (ii), (iii) and (iv) for such defaults or rights of termination, cancellation, amendment or acceleration or violations as would not reasonably be expected to have a Citrus Parties Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which the ETE/Southern Union Merger Parties are, or will be, a party or to materially impair either ETE/Southern Union Merger Party’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

3.4          Governmental Approvals.  No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the consummation by the ETE/Southern Union Merger Parties of the transactions contemplated by the Transaction Documents to which they are, or will be, a party, other than such declarations, filings, registrations, notices, authorizations, consents or approvals that have been obtained or made or that would in the ordinary course be made or obtained after the Closing, or which, if not obtained or made, would not reasonably be expected to have a Citrus Parties Material Adverse

7

Effect or to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which the ETE/Southern Union Merger Parties are, or will be, a party or to materially impair the ETE/Southern Union Merger Parties’ ability to perform their respective obligations under the Transaction Documents to which they are, or will be, a party.

3.5          Capitalization.

(a)           Schedule 3.5 of the ETE Disclosure Schedule sets forth, as of the Execution Date, a correct and complete description of the following: (i) all of the issued and outstanding membership interests and Voting Interests of each of the Citrus Parties and (ii) the record owners of the membership interests or Voting Interests of each of the Citrus Parties. There are no other outstanding equity interests or Voting Interests of any of the Citrus Parties.

(b)          Except as set forth in the Organizational Documents of the Citrus Parties, there are no preemptive rights, rights of first refusal or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate any of the Citrus Parties to issue or sell any equity interests or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests in any of the Citrus Parties, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  There are no preemptive rights, rights of first refusal or other outstanding options, warrants, conversion rights, redemption rights, repurchase rights, calls or subscription agreements pursuant to the Organizational Documents of the Citrus Parties or any other agreement to which any of the Citrus Parties is a party that is or will be exercisable in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(c)           None of the Citrus Parties has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in the Citrus Parties on any matter.

3.6          Ownership of CrossCountry Energy; Citrus.

(a)           Southern Union indirectly owns 100% of the outstanding membership interests of CrossCountry Energy, free and clear of all Liens other than (i) any transfer restrictions imposed by federal and state securities laws and (ii) any transfer restrictions contained in the Organizational Documents of CrossCountry Energy.

(b)          CrossCountry Energy owns 100% of the outstanding membership interests in CrossCountry Citrus, LLC free and clear of all Liens other than (i) any transfer restrictions imposed by federal and state securities laws and (ii) any transfer restrictions contained in the Organizational Documents of CrossCountry Citrus, LLC.

(c)           CrossCountry Citrus, LLC owns 50% of the outstanding capital stock in Citrus free and clear of all Liens other than (i) any transfer restrictions imposed by federal and state securities laws and (ii) any transfer restrictions contained in the Organizational Documents of Citrus.

8

(d)          There are no agreements, arrangements or commitments obligating any Person to grant, deliver or sell, or cause to be granted, delivered or sold, the equity interests of the Citrus Parties, by sale, lease, license or otherwise, other than (i) this Agreement and (ii) the purchase rights in the Citrus Capital Stock Agreement.

(e)           There are no voting trusts, proxies or other agreements or understandings to which ETE or to which, after giving effect to the Sigma Merger, any Subsidiary of ETE will be bound with respect to the voting of the equity interests of the Citrus Parties other than the Citrus Capital Stock Agreement.

3.7          Compliance with Law.  Except for Environmental Laws, Laws requiring the obtaining or maintenance of a Permit and Tax matters, which are the subject of Sections 3.12, 3.15 and 3.16, respectively, and except as to matters that would not reasonably be expected to have a Citrus Parties Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement, (a) each of the Citrus Parties is in compliance with all applicable Laws, (b) none of the Citrus Parties has received written notice of any violation of any applicable Law and (c) none of the Citrus Parties is under investigation by any Governmental Authority for potential non-compliance with any Law.

3.8          Title to Properties and Assets.  Except as set forth on Schedule 3.8 of the ETE Disclosure Schedule or as to matters that would not reasonably be expected to have a Citrus Parties Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement, the Citrus Parties have title to or rights or interests in its real property and personal property, free and clear of all Liens (subject to Permitted Liens), sufficient to allow it to conduct its business as currently being conducted.

3.9          Rights-of-Way.  Except as set forth on Schedule 3.9 of the ETE Disclosure Schedule, (a) the Citrus Parties have such Rights-of-Way from each Person as are necessary to use, own and operate the Citrus Parties’ assets in the manner such assets are currently used, owned and operated by the Citrus, (b) the Citrus Parties have fulfilled and performed all of their obligations with respect to such Rights-of-Way and (c) no event has occurred that allows, or after the giving of notice or the passage of time, or both, would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way.

3.10        Financial Statements.

(a)           Attached hereto as Schedule 3.10(a) of the ETE Disclosure Schedule are true and complete copies of the following financial statements (collectively, the “Citrus Financial Statements”):  (i) an audited balance sheet of the Citrus Entities as of December 31, 2010 and the related audited statements of income, statements of shareholders’ equity and cash flows for the 12-month period then ended and (ii) an unaudited balance sheet of the Citrus Entities as of March 31, 2011 and the related unaudited statements of income, changes in owners’ equity and cash flows for the quarterly period then ended (the “Interim Financial Statements”).

(b)          The Citrus Financial Statements and the Interim Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods presented thereby and fairly present in all material respects the financial position and operating

9

results, equity and cash flows of the Citrus Entities as of, and for the periods ended on, the respective dates thereof, subject, however, in the case of the Interim Financial Statements, to normal year-end audit adjustments and accruals and the absence of notes and other textual disclosures required by GAAP.

(c)           The Citrus Parties do not have any liabilities, whether accrued, contingent, absolute or otherwise, except for (i) liabilities set forth on the balance sheet of the Citrus Entities dated as of March 31, 2011 or the notes thereto, (ii) liabilities that have arisen since March 31, 2011 in the ordinary course of business and (iii) liabilities that would not reasonably be expected to have a Citrus Parties Material Adverse Effect.

(d)          Other than the Citrus Entities, no Citrus Party (i) conducts or has conducted any material activities or operations or (ii) currently has any employees.

3.11        Absence of Certain Changes.  Except as set forth on Schedule 3.11 of the ETE Disclosure Schedule, as disclosed in the Southern Union SEC Reports filed with the Securities and Exchange Commission prior to the date hereof or as expressly contemplated by this Agreement, since December 31, 2010, the business of the Citrus Parties has been conducted in the ordinary course and in a manner consistent with past practice and there has not been:

(a)           any event, occurrence or development which has had, or would be reasonably expected to have, a Citrus Parties Material Adverse Effect;

(b)          purchase any securities or ownership interests of, or make any investment in, any Person, other than ordinary course overnight investments consistent with the cash management policies of the Citrus Parties;

(c)           any declaration, setting aside or payment of any dividends on or distributions in respect of any equity interests or other securities of the Citrus Parties;

(d)          any amendment, supplement, restatement or other modification to the Organizational Documents or any of the Citrus Parties, in each case that would reasonably be expected to be materially adverse to ETP or to prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(e)           any material change to the Citrus Parties’ tax methods, principles or elections; or

(f)           any agreement by the Citrus Parties to do any of the foregoing.

3.12        Environmental Matters.  Except as to matters set forth on Schedule 3.12 of the ETE Disclosure Schedule and except as to matters that would not reasonably be expected to have a Citrus Parties Material Adverse Effect:

(a)           the Citrus Parties are in compliance with all applicable Environmental Laws;

(b)          the Citrus Parties possess all Permits required under Environmental Laws for its operations as currently conducted and is in compliance with the terms of such Permits, and such Permits are in full force and effect;

10

(c)           the Citrus Parties and their properties and operations are not subject to any pending or, to the Knowledge of ETE, threatened Proceeding arising under any Environmental Law, nor has any of the Citrus Parties received any written and pending notice, order or complaint from any Governmental Authority alleging a violation of or liability arising under any Environmental Law; and

(d)          to the Knowledge of ETE, there has been no Release of Hazardous Substances on, at, under, to, or from any of the properties of the Citrus Parties, or from or in connection with the Citrus Parties’ operations in a manner that would reasonably be expected to give rise to any liability pursuant to any Environmental Law.

3.13        Material Contracts.

(a)           Except as set forth on Schedule 3.13 of the ETE Disclosure Schedule or filed or incorporated by reference as an exhibit to the Southern Union SEC Reports as of the date hereof, as of the Execution Date, none of the Citrus Parties is party to or bound by any Contract (each, a “Citrus Material Contract”) that:

(i)       relates to (A) the purchase of materials, supplies, goods, services or other assets, (B) the purchase, sale, transporting, gathering, processing, or storing of natural gas, condensate or other liquid or gaseous hydrocarbons or the products therefrom, or the provision of services related thereto or (C) the construction of capital assets, in the cases of clauses (A), (B) and (C) that (1) provides for either (x) annual payments by the Citrus Parties in excess of $10,000,000 or (y) aggregate payments by the Citrus Parties in excess of $20,000,000 and (2) cannot be terminated by the Citrus Parties on 90 days or less notice without payment by the Citrus Parties of any material penalty;

(ii)      (A) relates to the creation, incurrence, assumption, or guarantee of any indebtedness for borrowed money by the Citrus Parties or (B) creates a capitalized lease obligation;

(iii)     is in respect of the formation of any partnership or joint venture or otherwise relates to the joint ownership or operation of the assets owned by the Citrus Parties;

(iv)     includes the acquisition or sale of assets with a book value in excess of $10,000,000 (whether by merger, sale of stock, sale of assets or otherwise); and

(v)      otherwise involves the payment by or to the Citrus Parties of more than $10,000,000 in the aggregate and cannot be terminated by the Citrus Parties on 90 days or less notice without payment by the Citrus Parties of any material penalty.

(b)          Each Citrus Material Contract is a valid and binding obligation of the respective Citrus Party, and is in full force and effect and enforceable in accordance with its terms against the respective Citrus Party and, to the Knowledge of ETE, the other parties thereto, except, in each case, as enforcement may be limited by Creditors’ Rights.  ETE has made available to ETP a true and complete copy of each Citrus Material Contract in its possession.

11

(c)           None of the Citrus Parties nor, to the Knowledge of ETE, any other party to any Citrus Material Contract is in default or breach in any material respect under the terms of any Citrus Material Contract and no event has occurred that with the giving of notice or the passage of time or both would constitute a breach or default in any material respect by the Citrus Parties, or the to the Knowledge of ETE, any other party to any Citrus Material Contract, or would permit termination, modification or acceleration under any Citrus Material Contract.

(d)          As of the Execution Date, to the Knowledge of ETE, none of the Citrus Parties has received notice that any current supplier, shipper or customer intends to amend or discontinue a business relationship (including termination of a Citrus Material Contract) with the Citrus Parties that could reasonably be expected to generate revenues for the Citrus Parties or pursuant to which the Citrus Parties could reasonably be expected to incur costs, in either case of $10,000,000 or more in the aggregate.

3.14        Legal Proceedings.  Other than with respect to Proceedings arising under Environmental Laws which are the subject of Section 3.12 or as is set forth on Schedule 3.14 of ETE Disclosure Schedule, there are no Proceedings pending or, to the Knowledge of ETE, threatened against any of the Citrus Parties, except such Proceedings as would not reasonably be expected to have a Citrus Parties Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which ETE is or will be, a party or to materially impair ETE’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

3.15        Permits.  Other than with respect to Permits issued pursuant to or required under Environmental Laws that are the subject of Section 3.12, the Citrus Parties have all Permits as are necessary to use, own and operate their assets in the manner such assets are currently used, owned and operated by the Citrus Parties, except where the failure to have such Permits would not reasonably be expected to have a Citrus Parties Material Adverse Effect.

3.16        Taxes.  Except as set forth on Schedule 3.16 of the ETE Disclosure Schedule:

(a)             All material Tax Returns required to be filed with respect to the Citrus Parties have been filed and all such Tax Returns are complete and correct in all material respects and all material Taxes due relating the Citrus Parties have been paid in full.  There are no claims (other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP) against any of the Citrus Parties for any Taxes, and no assessment, deficiency, or adjustment has been asserted or proposed in writing with respect to any Taxes or Tax Returns of or with respect to the Citrus Parties.

(b)             No tax audits or administrative or judicial proceedings are being conducted or are pending with respect the Citrus Parties.

(c)             All material Taxes required to be withheld, collected or deposited by or with respect to the Citrus Parties have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

12

(d)             There are no outstanding agreements or waivers extending the applicable statutory periods of limitation for any material Taxes associated with the ownership or operation of the assets of the Citrus Parties for any period.

(e)             ETE is not a “foreign person” as defined in Section 1445(f)(3) of the Code, and the rules and Treasury Regulations promulgated thereunder, or an entity disregarded as separate from its owner for United States federal income tax purposes.

(f)              None of the Citrus Parties, has engaged in a transaction that would be reportable pursuant to Treasury Regulation § 1.6011-4 or any predecessor thereto.

(g)             For each taxable year since its formation, each of CrossCountry Citrus and CrossCountry Energy, is, or has been, properly classified as a partnership or an entity disregarded as separate from its owner for United States federal income tax purposes.

3.17        Employee Benefits.  Except as would not reasonably be expected to have a Citrus Parties Material Adverse Effect, (i) each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for which Citrus or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Code would have any liability (each, a “Plan”)) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) each Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification, has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter; (iv) no Plan that is subject to the minimum funding standards of Section 412(a) or 430 of the Code or Section 302(a) or 330 of ERISA has failed to meet such minimum funding standards within the last five years; and (v) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the PBGC, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA).

3.18        Brokers’ Fee.  Except for fees payable to Credit Suisse Securities (USA) LLC in connection with the Merger Agreement and transactions contemplated thereby, which shall be paid by ETE, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ETE.

13

3.19        Regulatory Status.  The Citrus Parties (i) have all necessary approvals from FERC to provide service to customers pursuant to the Natural Gas Act and the Natural Gas Policy Act of 1978, as amended, and (ii) have made all required FERC filings necessary to offer such service, except where failure to have any such approval or to have made any such filing would not reasonably be expected to have a Citrus Parties Material Adverse Effect.

3.20        Intellectual Property.  The Citrus Parties own or have the right to use pursuant to license, sublicense, agreement or otherwise all material items of Intellectual Property required in the operation of their business as presently conducted.  No third party has asserted in writing delivered to the Citrus Parties an unresolved claim that the Citrus Parties are infringing on the Intellectual Property of such third party.  To the Knowledge of ETE, no third party is infringing on the Intellectual Property owned by the Citrus Parties.

3.21        Insurance.  The Citrus Parties maintain liability, property, fire, casualty, product liability, workers’ compensation and other insurance policies, that insure or relate to the assets of the Citrus Parties.  ETE believes that such policies are reasonably adequate in light of industry practices.

3.22        Disclosure of Material Facts.  ETE has disclosed or otherwise made known to the ETP Conflicts Committee and Mike Smith, VP — Mergers and Acquisitions, all material facts known to ETE regarding the Merger and the Citrus Parties as of the date of this Agreement.

3.23        Affiliate Transactions.  Except as described in the Citrus Financial Statements and Interim Financial Statements, there are no assessments, contracts, transfers of assets, commitments or other transactions, whether or not in the ordinary course of business, to or by which any of the Citrus Parties on the one hand, and ETE, Southern Union and their respective Affiliates (other than the Citrus Parties) on the other hand.

3.24        ROFO Interest  Except as set forth in this Agreement and the Sigma Merger Agreement, there are no rights of first offer, rights of first refusal or other outstanding rights, options, warrants, purchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate (or could obligate) Southern Union or any of its Affiliates to Transfer, or offer to Transfer, all or any portion of the ROFO Interest, or giving any Person a right to acquire, or offer to acquire, all or any portion of the ROFO Interest, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ETP

ETP hereby represents and warrants to ETE as follows:

4.1          Organization; Qualification.  Each ETP Merger Party is an entity duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property

14

owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to have an ETP Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which it is, or will be, a party or to materially impair the ability of such ETP Merger Party to perform its obligations under the Transaction Documents to which it is, or will be, a party.  ETP has made available to ETP true and complete copies of the Organizational Documents of ETP and ETP Merger Sub, as in effect on the Execution Date.

4.2          Authority; Enforceability; Valid Issuance.

(a)           Each ETP Merger Party has the requisite limited partnership or limited liability company, as applicable, power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, and to consummate the transactions contemplated thereby.  The execution and delivery by each ETP Merger Party of the Transaction Documents to which it is, or will be, a party, and the consummation by it of the transactions contemplated thereby, have been duly and validly authorized by such ETP Merger Party, and no other limited partnership or limited liability company proceedings on the part of such ETP Merger Party are necessary to authorize the Transaction Documents to which it is, or will be, a party or to consummate the transactions contemplated by the Transaction Documents to which it is, or will be, a party.

(b)          The Transaction Documents have been (or will be, when executed and delivered at the Closing) duly executed and delivered by ETP and ETP Merger Sub, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction constitutes (or will constitute, when executed and delivered at the Closing) the valid and binding agreement of ETP and ETP Merger Sub, enforceable against ETP and ETP Merger Sub in accordance with its terms, except as such enforceability may be limited by Creditors’ Rights.

4.3          Non-Contravention.  Except for the consent referenced in Section 6.3(d), the execution, delivery and performance of the Transaction Documents and the consummation by ETP and ETP Merger Sub of the transactions contemplated thereby do not and will not:  (a) result in any breach of any provision of the Organizational Documents of ETP or ETP Merger Sub; (b) constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, or give rise to any right of termination, cancellation, amendment or acceleration (with or without the giving of notice, or the passage of time or both) under any of the terms, conditions or provisions of any Contract to which ETP or ETP Merger Sub is a party or by which any property or asset of ETP or ETP Merger Sub is bound or affected; (c) assuming compliance with the matters referred to in Section 4.4, violate any Law to which ETP or ETP Merger Sub is subject or by which any of their properties or assets is bound; or (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Lien (other than Permitted Liens) on any asset of ETP or ETP Merger Sub, except, in the cases of clauses (b), (c) and (d), for such defaults or rights of termination, cancellation, amendment, acceleration, violations or Liens as would not reasonably be expected to have an ETP Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which ETP is, or will be, a party or to materially impair ETP’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

15

4.4          Governmental Approvals.  No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the consummation by ETP or ETP Merger Sub of the transactions contemplated by the Transaction Documents other than such declarations, filings, registrations, notices, authorizations, consents or approvals that have been obtained or made or that would in the ordinary course of business be made or obtained after the Closing, or which, if not obtained or made, would not reasonably be expected to have an ETP Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents or to materially impair ETP or ETP Merger Sub’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

4.5          Matters Relating to the Merger.  ETP has undertaken such investigation as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.  ETP has had an opportunity to ask questions and receive answers from ETE regarding the business, properties, prospects, and financial condition of the Citrus Parties (to the extent ETE possessed such information).  The foregoing, however, does not modify the representations and warranties of ETE in Article III and such representations and warranties constitute the sole and exclusive representations and warranties of ETE to ETP in connection with the transactions contemplated by this Agreement.

4.6          Brokers’ Fee.  Except for the fee payable to RBS Securities Inc., which shall be paid by ETP, no broker, investment banker, financial advisor or other Person is entitled to any broker’s finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ETP.

ARTICLE V
COVENANTS OF THE PARTIES

5.1          Conduct of Business.

(a)             From the Execution Date through the earlier of termination of the Sigma Merger Agreement or consummation of the Sigma Merger, without the prior written consent of ETP, ETE shall not, and shall cause its Affiliates not to, (i) amend, supplement, restate or otherwise modify the Sigma Merger Agreement (as it exists on the date hereof), (ii) agree to, grant or permit to exist any waiver of a condition, covenant or other provision in the Sigma Merger Agreement (as it exists on the date hereof) or (iii) otherwise act, or fail to act with respect to the rights and obligations of ETE and its Affiliates under the Sigma Merger Agreement (as it exists on the date hereof), in the case of the foregoing clauses (i), (ii) and (iii) in a manner reasonably likely to have a Citrus Parties Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement.  Notwithstanding the foregoing, nothing in this Section 5.1(a) shall prevent ETE from exercising its right to terminate the Sigma Merger Agreement in accordance with the terms thereof.

(b)             From the closing of the Sigma Merger through the Closing, ETE shall, and shall cause each of its Subsidiaries to, carry on the businesses of CCE Acquisition, CCE Holdings and the Citrus Parties in the usual, regular and ordinary course in substantially the same manner as

16

heretofore conducted and shall use all commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their current officers and employees and endeavor to preserve their relationships with customers, suppliers and others having business dealings with any of them to the end that its goodwill and ongoing business shall not be impaired in any material respect at the Closing.

(c)             From the closing of the Sigma Merger through the Closing, except as described in Schedule 5.1 of the ETE Disclosure Schedule or consented to or approved in writing by ETP, which consent or approval shall not be unreasonably withheld, conditioned or delayed, ETE shall not take, and shall cause its controlled Affiliates not to take, any action to amend the Organizational Documents of the Citrus Parties or approve, the taking by CCE Acquisition, CCE Holdings or the Citrus Parties of the following actions:

(i)       purchase any securities or ownership interests of, or make any investment in, any Person, other than ordinary course overnight investments consistent with the cash management policies of the Citrus Parties;

(ii)      make any capital expenditure in excess of $10,000,000 in the aggregate, except as required on an emergency basis or for the safety of individuals or the environment;

(iii)     make any material change to the Citrus Parties’ tax methods, principles or elections; or

(iv)     take or fail to take any action that is reasonably likely to have a Citrus Parties Material Adverse Effect or to prevent or materially delay the consummation of the transactions contemplated by this Agreement; or

(v)      agree or commit to take any of the actions described above.

5.2          Notice of Certain Events.

(a)             Each Party shall promptly notify the other Parties of:

(i)       any event, condition or development that has resulted in the inaccuracy or breach of any representation or warranty, covenant or agreement contained in this Agreement made by or to be complied with by such notifying Party at any time during the term hereof and that would reasonably be expected to result in any of the conditions set forth in Article VI not to be satisfied; provided, however, that no such notification shall be deemed to cure any such breach of or inaccuracy in such notifying Party’s representations and warranties or covenants and agreements or in the ETE Disclosure Schedule or the ETP Disclosure Schedule for any purpose under this Agreement and no such notification shall limit or otherwise affect the remedies available to the other Parties;

(ii)      any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by the Transaction Documents;

17

(iii)     any notice or other communication from any Governmental Authority in connection with the transactions contemplated by the Transaction Documents; and

(iv)     any Proceedings commenced that would be reasonably expected to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents or materially impair the notifying Party’s ability to perform its obligations under the Transaction Documents.

(b)             ETE shall promptly (and in any event within 24 hours) notify and provide ETP with a copy of any notice or other communication received or sent by ETE and its Affiliates pursuant to the Sigma Merger Agreement.

5.3          Access to Information.

From the date hereof until the Closing Date, to the extent ETE has the right under the Sigma Merger Agreement, upon the request from ETP, ETE will: (a) give ETP and its counsel, financial advisors, auditors and other authorized representatives (collectively, “Representatives”) reasonable access to the offices, properties, books and records of the Citrus Parties and to the books and records relating to the Citrus Parties and permit ETP to make copies thereof, in each case (i) during normal business hours and (ii) solely to the extent that ETE either (1) has access to such offices, properties, books and records and has the right, to provide access to such offices, properties, books and records to such Persons or (2) has the right to require Southern Union to provide such access to such Persons; and (b) furnish to ETP and its Representatives such financial operating data and other information relating to the Citrus Parties as such Persons may reasonably request, solely to the extent that ETE either (i) possesses such financial and operating data and other information and has the right, to furnish such financial and operating data and other information to such Persons or (ii) has the right, pursuant to the Citrus Capital Stock Agreement, to require the Citrus Parties to furnish such financial and operating data and other information to such Persons.  Any investigation pursuant to this Section 5.3 shall be conducted in such manner as not to interfere with the conduct of the business of the Citrus Parties.  Notwithstanding the foregoing, ETP shall not be entitled to perform any intrusive or subsurface investigation or other sampling of, on or under any of the properties of the Citrus Parties without the prior written consent of ETE.  Notwithstanding the foregoing provisions of this Section 5.3, ETE shall not be required to, or to cause the Citrus Parties to, grant access or furnish information to ETP or any of its Representatives to the extent that such information is subject to an attorney/client or attorney work product privilege or that such access or the furnishing of such information is prohibited by Law or an existing Contract.  To the extent practicable, ETE shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.  To the fullest extent permitted by Law, ETE and its Representatives and Affiliates shall (1) not be responsible or liable to ETP for personal injuries sustained by ETP’s Representatives in connection with the access provided pursuant to this Section 5.3 and (2) shall be indemnified and held harmless by ETP for any losses suffered by any such Persons in connection with any such personal injuries; provided such personal injuries are not caused by the gross negligence or willful misconduct of ETE.

18

5.4           Governmental Approvals.

(a)           The Parties will cooperate with each other and use commercially reasonable efforts to obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained and to make any filings with or notifications or submissions to any Governmental Authority that are necessary in order to consummate the transactions contemplated by the Transaction Documents and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b)          The Parties agree to cooperate with each other and use commercially reasonable efforts to contest and resist, any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) of any Governmental Authority that is in effect and that restricts, prevents or prohibits the consummation of the transactions contemplated by the Transaction Documents.

5.5          Expenses.  All costs and expenses incurred by ETP in connection with the Transaction Documents and the transactions contemplated thereby shall be paid by ETP and all costs and expenses incurred by ETE and Southern Union in connection with the Transaction Documents and the transactions contemplated thereby shall be paid by ETE and Southern Union; provided, however, that if any action at law or equity is necessary to enforce or interpret the terms of the Transaction Documents, the prevailing Party shall be entitled to reasonable attorneys’ fees and expenses in addition to any other relief to which such Party may be entitled. Notwithstanding the foregoing, in the event that (a) this Agreement is terminated and (b) ETE is entitled to expense reimbursement or a Breakup Fee (as defined in the Sigma Merger Agreement) in connection with termination of the Sigma Merger Agreement, ETE shall pay to ETP or its designees, as promptly as possible (but in any event within two Business Days) following receipt of an invoice therefor, all out of pocket fees and expenses incurred by ETP or its Affiliates in connection with the transactions contemplated by this Agreement up to $8,000,000.

5.6          Further Assurances.  Subject to the terms and conditions of this Agreement, each of the Parties shall use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by the Transaction Documents.  Without limiting the generality of the foregoing, each Party will use its commercially reasonable efforts to obtain timely all authorizations, consents and approvals of all third parties necessary in connection with the consummation of the transactions contemplated by this Agreement prior to the Closing.  The Parties will coordinate and cooperate with each other in exchanging such information and assistance as any of the Parties hereto may reasonably request in connection with the foregoing.

5.7          Public Statements.  The Parties shall consult with each other prior to issuing any public announcement, statement or other disclosure with respect to the Transaction Documents or the transactions contemplated thereby and none of ETP and its Affiliates, on the one hand, nor the ETE and its Affiliates, on the other hand, shall issue any such public announcement,

19

statement or other disclosure without having first notified ETE, on the one hand, or ETP, on the other hand; provided, however, that any of ETP and its Affiliates, on the one hand, and ETE and its Affiliates, on the other hand, may make any public disclosure without first so consulting with or notifying the other Party or Parties if such disclosing party believes that it is required to do so by Law or by any stock exchange listing requirement or trading agreement concerning the publicly traded securities of ETP or any of its Affiliates, on the one hand, or ETE or any of its Affiliates, on the other hand.

5.8          Tax Matters.

(a)           Cooperation.  Each of the Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b)          Transfer Taxes.  All transfer and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger shall be paid equally by Southern Union (on the one hand) and ETP (on the other hand) when due.

5.9          Joinder.

(a)           ETP shall cause ETP Merger Sub to execute and deliver to ETE a joinder agreement in a form reasonably acceptable to ETE and ETP (a “Joinder Agreement”) as soon as practicable after the date hereof.  Upon execution and delivery of such Joinder Agreement, ETP Merger Sub shall become a Party under this Agreement for all purposes.

(b)          Pursuant to the Sigma Merger Agreement, Southern Union and CrossCountry Energy shall execute and deliver to ETP and ETP Merger Sub a Joinder Agreement immediately prior to the effective time of the Sigma Merger.  Upon execution and delivery of such Joinder Agreements, Southern Union and CrossCountry Energy shall each become a Party under this Agreement for all purposes.

5.10        Right of First Offer

(a)           In the event that either ETE or Southern Union (collectively, for purposes of this Section 5.10, the “SUGS Owner”) seek or propose to Transfer, directly or indirectly, all or any material portion of the Southern Union Gas Services Business (the “ROFO Interest”) in one or a series of transactions, and such Transfer is not a Permitted SUGS Transfer, then the SUGS Owner shall first comply with the provisions of this Section 5.10 prior to Transferring or agreeing to Transfer the ROFO Interest.

(b)          The SUGS Owner shall give written notice to ETP of any proposed Transfer of the ROFO Interest (the “ROFO Notice”).  In the event the SUGS Owner has been approached by any Person (a “Third-Party Buyer”) to purchase all or a portion of the ROFO Interest (a “Third-Party Offer”), the SUGS Owner shall provide all material terms of such Third-Party Offer to

20

ETP.  For a period of 30 days (the “ROFO Offer Period”) after the date the SUGS Owner has provided ETP with a ROFO Notice containing (if applicable) the material terms of all Third-Party Offers received by ETE, ETP shall have the right, but not the obligation, to submit a written offer to purchase the ROFO Interest (the “ROFO Offer”), on such terms and conditions as ETP may determine and which terms and conditions shall be described in the ROFO Offer.  Upon receipt of the ROFO Offer, if any, the SUGS Owner may elect in its sole discretion to accept or reject the ROFO Offer.

(c)           In the event that the SUGS Owner elects to accept the ROFO Offer, then the SUGS Owner shall be bound to Transfer to ETP, and ETP shall be bound to purchase from the SUGS Owner, the ROFO Interest on the terms and conditions set forth in the ROFO Offer (with such modifications as may be mutually agreed upon by ETP and the SUGS Owner), and the definitive agreement with respect to such Transfer of the ROFO Interest shall be entered into within 30 days of the SUGS Owner’s acceptance of the ROFO Offer.

(d)          In the event that the SUGS Owner rejects, or within the ROFO Offer Period does not receive, the ROFO Offer, then for a 90-day period after the earlier of (i) the date on which the SUGS Owner rejects the ROFO Offer and (ii) the expiration of the ROFO Offer Period (the “Solicitation Period”), the SUGS Owner may solicit a Third-Party Offer.  If the SUGS Owner receives a Third-Party Offer within the Solicitation Period, and the consideration payable for the ROFO Interest pursuant to such Third Party Offer exceeds the consideration payable for the ROFO Interest pursuant the ROFO Offer (such Third Party Offer is referred to as a “Qualifying Third Party Offer”), the SUGS Owner may, within 30 days after the end of the Solicitation Period, enter into a definitive agreement (a “Third-Party Agreement”) to Transfer the ROFO Interest to the Third-Party Buyer making the Qualifying Third-Party Offer on terms no less favorable to the SUGS Owner than the Qualifying Third Party Offer.  Any noncash consideration set forth in the ROFO Offer or a Third Party Offer shall be valued at its fair market value, as agreed by the SUGS Owner and ETP, and failing such agreement, as determined by an independent third party appraiser selected by the SUGS Owner and reasonably acceptable to ETP (the costs for which third party appraiser shall be shared equally by the SUGS Owner, on the one hand, and ETP, on the other hand).  The SUGS Owner shall give written notice to ETP not less than 5 days prior to the execution of any Third-Party Agreement, which written notice shall contain all material terms of the Third-Party Agreement.  The SUGS Owner shall not amend or modify any executed Third-Party Agreement in a manner such that the consideration payable thereunder for the ROFO Interest would no longer constitute a Qualifying Third-Party Offer.

(e)           Prior to the date that is 30 days after the end of the Solicitation Period, the SUGS Owner may not enter into a Third-Party Agreement or otherwise Transfer or agree to Transfer the ROFO Interest, in each case in respect of a Third Party Offer that is not a Qualifying Third Party Offer without ETP’s prior written consent, which may be withheld in ETP’s sole discretion.  After such date the ROFO Interest shall once again become subject to the restrictions of this Section 5.10, and the SUGS Owner shall no longer be permitted to enter into a Third-Party Agreement or otherwise Transfer or agree to Transfer the ROFO Interest without again fully complying with the provisions of this Section 5.10.

21

ARTICLE VI
CONDITIONS TO CLOSING

6.1          Conditions to Obligations of Each Party.  The respective obligation of each Party to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party (in such Party’s sole discretion):

(a)           Governmental Restraints.  No order, decree or injunction of any Governmental Authority shall be in effect, and no Law shall have been enacted or adopted that enjoins, prohibits or makes illegal the consummation of the transactions contemplated by the Transaction Documents and no Proceeding by any Governmental Authority with respect to the transactions contemplated by the Transaction Documents shall be pending that seeks to restrain, enjoin, prohibit or delay the transactions contemplated by the Transaction Documents.

(b)          Sigma Merger.  Each of the conditions to the Sigma Merger shall have been fulfilled (or waived by all of the parties to the Sigma Merger Agreement in accordance with the terms thereof) or shall be reasonably capable of being fulfilled at the effective time of the Sigma Merger in accordance with the terms of the Sigma Merger Agreement, and the parties to the Sigma Merger Agreement shall be ready, willing and able to consummate the Sigma Merger.

6.2          Conditions to Obligations of ETE.  The obligation of ETE to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by ETE (in ETE’s sole discretion):

(a)           Representations and Warranties of ETP.  The representations and warranties of ETP in this Agreement shall be true and correct (without regard to any reference as to materiality, materially, material respects or ETP Material Adverse Effect) in all respects as of the Closing Date as if remade on the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date), with only such failures to be so true and correct as has not had, and would not reasonably be expected to have, an ETP Material Adverse Effect.

(b)          Performance.  ETP shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by ETE on or prior to the Closing Date.

(c)           Closing Certificate.  ETE shall have received a certificate, dated as of the Closing Date, signed by an executive officer of ETP certifying that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(d)          Closing Deliverables.  ETP shall have delivered or caused to be delivered all of the closing deliveries set forth in Section 2.10(b).

6.3          Conditions to Obligations of ETP.  The obligation of ETP to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following

22

conditions, any one or more of which may be waived in writing, in whole or in part, by ETP (in ETP’s sole discretion):

(a)           Representations and Warranties of ETE.  The representations and warranties of ETE in this Agreement shall be true and correct (without regard to any reference as to materiality, materially, material respects or Citrus Parties Material Adverse Effect) in all respects as of the Closing Date as if remade on the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date), with only such failures to be so true and correct as has not had, and would not reasonably be expected to have, a Citrus Parties Material Adverse Effect.

(b)          Performance.  ETE shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by ETE on or prior to the Closing Date.

(c)           Closing Certificate.  ETP shall have received a certificate, dated as of the Closing Date, signed by an executive officer of ETE certifying that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(d)          ETP Loan Documents Waiver.  ETP shall have received waivers and/or amendments of the ETP Loan Documents related to the transactions contemplated hereby acceptable to ETP.

(e)           Citrus Parties Material Adverse Effect.  There shall not have occurred after the date of this Agreement, a Citrus Parties Material Adverse Effect, or any event or development that could, individually or in the aggregate, reasonably be expected to result in a Citrus Parties Material Adverse Effect.

(f)           Amendments to Sigma Merger Agreement.  The Sigma Merger Agreement shall not have been amended, supplemented, restated or otherwise modified in a manner adverse to ETP’s interest in the acquisition of 50% of the equity interests of Citrus,  or which would be reasonably likely to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(g)          Closing Deliverables.  ETE and Southern Union shall have delivered or caused to be delivered all of the closing deliveries set forth in Section 2.10(a).

(h)          Joinder Agreements.  The Joinder Agreements referred to in Section 5.9(b) shall have been executed and delivered to ETP.

23

ARTICLE VII
TERMINATION RIGHTS

7.1          Termination Rights.  This Agreement may be terminated at any time prior to the Closing as follows:

(a)           By mutual written consent of ETE and ETP;

(b)          By either ETE or ETP, if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable order, decree or judgment prohibiting the consummation of the transactions contemplated by this Agreement;

(c)           By either ETE or ETP in the event that the Closing has not occurred on or prior to December 31, 2012 (the “Termination Date”); provided, however, that (i) ETE may not terminate this Agreement pursuant to this Section 7.1(c) if such failure of the Closing to occur is due to the failure of ETE to perform and comply in all material respects with the covenants and agreements to be performed or complied with by ETE and (ii) ETP may not terminate this Agreement pursuant to this Section 7.1(c) if such failure of the Closing to occur is due to the failure of ETP to perform and comply in all material respects with the covenants and agreements to be performed or complied with by ETP;

(d)          By ETE if there shall have been a breach or inaccuracy of ETP’s representations and warranties in this Agreement or a failure by ETP to perform its covenants and agreements in this Agreement, in any such case in a manner that would result in, if occurring and continuing on the Closing Date, the failure of the conditions to the Closing set forth in Section 6.2(a) or Section 6.2(b), unless such failure is reasonably capable of being cured, and ETP is using all commercially reasonable efforts to cure such failure by the Termination Date; provided, however, that ETE may not terminate this Agreement pursuant to this Section 7.1(d) if (i) any of ETE’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition set forth in Section 6.3(a) not to be satisfied or (ii) there has been, and continues to be, a failure by ETE to perform its covenants and agreements in such a manner as would cause the condition set forth in Section 6.3(b) not to be satisfied; or

(e)           By ETP if there shall have been a breach or inaccuracy of ETE’s representations and warranties in this Agreement or a failure by ETE to perform its covenants and agreements in this Agreement, in any such case in a manner that would result in, if occurring and continuing on the Closing Date, the failure of the conditions to the Closing set forth in Section 6.3(a) or Section 6.3(b), unless such failure is reasonably capable of being cured, and ETE is using all commercially reasonable efforts to cure such failure by the Termination Date; provided, however, that ETP may not terminate this Agreement pursuant to this Section 7.1(e) if (i) any of ETP’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition set forth in Section 6.2(a) not to be satisfied or (ii) there has been, and continues to be, a failure by ETP to perform its covenants and agreements in such a manner as would cause the condition set forth in Section 6.2(b) not to be satisfied.

(f)           By ETE or ETP if the Sigma Merger Agreement is terminated.

24

7.2          Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 7.1 all rights and obligations of the Parties under this Agreement shall terminate, except for the provisions of this Section 7.2, Article IX, Section 5.5 and Section 5.7; provided, however, that no termination of this Agreement shall relieve any Party from any liability for or arising out of any willful or intentional breach of this Agreement by such Party or for Fraud by such Party and all rights and remedies of a non-breaching Party under this Agreement in the case of any such willful or intentional breach or Fraud, at law and in equity, shall be preserved, including the right to recover reasonable attorneys’ fees and expenses.  Except to the extent otherwise provided in the immediately preceding sentence, the Parties agree that, if this Agreement is terminated, the Parties shall have no liability to each other under or relating to this Agreement.

ARTICLE VIII
INDEMNIFICATION

8.1          Indemnification by Southern Union.  Subject to the terms of this Article VIII,  from and after the date hereof (with respect to Section 8.1(b)) ETE shall, and from and after the Closing (with respect to Section 8.1(a), (c) and (d)) Southern Union shall, indemnify and hold harmless ETP and its respective partners, members, managers, directors, officers, employees, consultants and permitted assigns (collectively, the “ETP Indemnitees”), to the fullest extent permitted by Law, from and against any losses, claims, damages, liabilities and costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) incurred, arising out of or relating to the following:

(a)           the failure of any representation or warranty of ETE contained in this Agreement to be true and correct (without regard to any reference as to materiality, materially, material respects or Citrus Parties Material Adverse Effect) as of the date of this Agreement or as of the Closing (as if made on and as of the Closing); provided that the truth and correctness of representations and warranties that by their terms expressly speak of a specified date will be determined as of such date;

(b)          any breach of any of the covenants or agreements of ETE or Southern Union contained in this Agreement;

(c)           any Taxes of the Citrus Parties attributable to a Tax period or portion thereof that ends on or before the Closing Date (excluding Taxes that Southern Union is obligated to pay as set forth in Section 5.8(b)); and

(d)          any (i) employee or former employee of CrossCountry Energy or any Subsidiary thereof with respect to any act, omission or event occurring on or before the Closing Date or (ii) any employee benefit plan, within the meaning of Section 3(3) of ERISA, presently or previously maintained, sponsored, or contributed to by ETE or any ERISA Affiliate of ETE, including Southern Union or any ERISA Affiliate of Southern Union; and

8.2          Indemnification by ETP.  Subject to the terms of this Article VIII, from and after the Closing, ETP shall indemnify and hold harmless ETE and Southern Union and each of their respective directors, officers, employees, consultants and permitted assigns (collectively, the

25

“ETE/Southern Union Indemnitees” and, together with the ETP Indemnitees, the “Indemnitees”), to the fullest extent permitted by Law, from and against Losses incurred, arising out of or relating to:

(a)           the failure of any representation or warranty of ETP contained in this Agreement to be true and correct (without regard to any reference as to materiality, materially, material respects or ETP Material Adverse Effect)as of the date of this Agreement or as of the Closing (as if made on and as of the Closing); provided that the truth and correctness of representations and warranties that by their terms expressly speak of a specified date will be determined as of such date; and

(b)          any breach of any of the covenants or agreements of ETP contained in this Agreement.

8.3          Limitations and Other Indemnity Claim Matters.  Notwithstanding anything to the contrary in this Article VIII or elsewhere in this Agreement (except the last sentence of Section 5.5, which shall not be affected by this Section 8.3), the following terms shall apply to any claim for monetary damages arising out of this Agreement or related to the transactions contemplated hereby:

(a)           De Minimis.           No indemnifying party (an “Indemnifying Party”) will have any liability under this Article VIII in respect of any individual claim involving Losses arising under Section 8.1(a) or Section 8.2(a) to any single ETE Indemnitee or ETP Indemnitee, as applicable, of less than $300,000 (each, a “De Minimis Claim”). Notwithstanding the forgoing, this Section 8.3(a) shall not apply to Losses arising out of or relating to (i) any breach or inaccuracy of the ETE Fundamental Representations or the ETP Fundamental Representations or (ii) the matters described in Section 8.1(c), or Section 8.1(d).

(b)          Deductible.

(i)       Southern Union will not have any liability under Section 8.1(a) unless and until the ETP Indemnitees have suffered Losses in excess of $15,000,000 in the aggregate (the “Deductible”) arising from Claims under Section 8.1(a) that are not De Minimis Claims, and then, subject to Section 8.3(c)(i), ETE will have liability for all recoverable Losses claimed under Section 8.1(a) (including De Minimis Claims); provided that the limitation set forth in this Section 8.3(b)(i) shall not apply to Losses arising out of or relating to: (A) any breach or inaccuracy of the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.16 or 3.18 (collectively, the “ETE Fundamental Representations”) (B) any breach of any covenants or agreements of ETE set forth in this Agreement or (C) the matters described in Section 8.1(c), Section 8.1(d) and Section 8.1(e).

(ii)      ETP will not have any liability under Section 8.2(a) until the ETE/Southern Union Indemnitees have suffered Losses in excess of the Deductible, and then, subject to Section 8.3(c)(ii), ETP will have liability for all recoverable Losses claimed under Section 8.2(a) (including De Minimis Claims); provided that the limitation set forth in this Section 8.3(b)(ii) shall not apply to Losses arising out of or relating to: (A) any

26

breach or inaccuracy of the representations and warranties set forth in Sections 4.1, 4.2, 4.3 4.4 and 4.6 (collectively, the “ETP Fundamental Representations”) or (B) any breach of any covenants or agreements of ETP set forth in this Agreement

(c)           Cap.

(i)       Southern Union’s aggregate liability under this Agreement and from the transactions contemplated hereby shall not exceed 10% of the Merger Consideration (the “Cap”); provided that the limitation set forth in this Section 8.3(c)(i) shall not apply to Losses arising out of or relating to: (i) any breach or inaccuracy of any ETE Fundamental Representation, (ii) any breach of any covenants or agreements of ETE set forth in this Agreement or (iii) the matters described in Section 8.1(c), Section 8.1(d) and Section 8.1(e).

(ii)      ETP’s aggregate liability under this Agreement and from the transactions contemplated hereby shall not exceed the Cap; provided that the limitation set forth in this Section 8.3(c)(ii) shall not apply to Losses arising out of or relating to: (A) any breach or inaccuracy of any ETP Fundamental Representation or (B) any breach of any covenants or agreements of ETP set forth in this Agreement that by their terms are to be performed after the Closing Date.

(d)          Survival; Claims Period.

(i)       If the Closing occurs, the representations, warranties, covenants and agreements of the Parties under this Agreement shall survive the execution and delivery of this Agreement and shall continue in full force and effect until the one-year anniversary of the Closing Date (the “Expiration Date”); provided that (i) the ETE Fundamental Representations (other than the representations set forth in Section 3.16) and the ETP Fundamental Representations shall survive indefinitely, (ii) the representations and warranties set forth in Section 3.16 (Taxes) and the obligations of ETE pursuant to Section 8.1(c) shall survive the execution and delivery of this Agreement and shall continue in full force and effect until ninety (90) days after the expiration of the applicable statute of limitations (which shall be deemed to be the Expiration Date with respect to such representations and warranties) and (iii) any covenants or agreements contained in this Agreement that by their terms are to be performed after the Closing Date shall survive until fully discharged.

(ii)      If the Closing occurs, no action for a breach of any representation or warranty contained herein (other than representations or warranties that survive indefinitely pursuant to Section 8.3(d)(i)) shall be brought after the Expiration Date, except for claims of which a Party has received a Claim Notice setting forth in reasonable detail the claimed misrepresentation or breach of warranty with reasonable detail, prior to the Expiration Date.

(e)           Calculation of Losses.  In calculating amounts payable to any ETP Indemnitee or ETE Indemnitee (each such person, an “Indemnified Party”) for a claim for indemnification hereunder, the amount of any indemnified Losses shall be determined without duplication of any

27

other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant, or agreement and shall be computed net of (i) payments actually recovered by the Indemnified Party under any insurance policy with respect to such Losses and (ii) any prior or subsequent actual recovery by the Indemnified Party from any Person with respect to such Losses.

(f)           Waiver of Certain Damages.  Notwithstanding any other provision of this Agreement, in no event shall any Party be liable for punitive, special, remote, speculative or lost profits damages of any kind or nature, regardless of the form of action through which such damages are sought, except (i) for any such damages recovered by any third party against an Indemnified Party in respect of which such Indemnified Party would otherwise be entitled to indemnification pursuant to the terms hereof and (ii) in the case of consequential damages, (A) to the extent an Indemnified Party is required to pay consequential damages to an unrelated third party and (B) to the extent of consequential damages to an Indemnified Party arising from fraud or willful conduct.

(g)          Sole and Exclusive Remedy.  Except for the assertion of any claim based on fraud or willful misconduct, the remedies provided in this Article VIII shall be the sole and exclusive legal remedies of the Parties, from and after the Closing, with respect to this Agreement and the transactions contemplated hereby.

8.4          Indemnification Procedures.

(a)           Each Indemnitee agrees that promptly after it becomes aware of facts giving rise to a claim by it for indemnification pursuant to this Article VIII, such Indemnitee must assert its claim for indemnification under this Article VIII (each, a “Claim”) by providing a written notice (a “Claim Notice”) to the Indemnifying Party allegedly required to provide indemnification protection under this Article VIII specifying, in reasonable detail, the nature and basis for such Claim (e.g., the underlying representation, warranty, covenant or agreement alleged to have been breached).  Notwithstanding the foregoing, an Indemnitee’s failure to send or delay in sending a third party Claim Notice will not relieve the Indemnifying Party from liability hereunder with respect to such Claim except to the extent the Indemnifying Party is prejudiced by such failure or delay and except as is otherwise provided herein, including in Section 8.3(e).

(b)          In the event of the assertion of any third party Claim for which, by the terms hereof, an Indemnifying Party is obligated to indemnify an Indemnitee, the Indemnifying Party will have the right, at such Indemnifying Party’s expense, to assume the defense of same including the appointment and selection of counsel on behalf of the Indemnitee so long as such counsel is reasonably acceptable to the Indemnitee.  If the Indemnifying Party elects to assume the defense of any such third party Claim, it shall within 30 days of its receipt of the Claim Notice, notify the Indemnitee in writing of its intent to do so.  The Indemnifying Party will have the right to settle or compromise or take any corrective or remediation action with respect to any such Claim by all appropriate proceedings, which proceedings will be diligently prosecuted by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party.  The Indemnitee will be entitled, at its own cost, to participate with the Indemnifying Party in the defense of any such Claim.  If the Indemnifying Party assumes the defense of any such third-party Claim but fails to diligently prosecute such Claim, or if the Indemnifying Party does

28

not assume the defense of any such Claim, the Indemnitee may assume control of such defense and in the event it is determined pursuant to the procedures set forth in Article IX that the Claim was a matter for which the Indemnifying Party is required to provide indemnification under the terms of this Article VIII, the Indemnifying Party will bear the reasonable costs and expenses of such defense (including reasonable attorneys’ fees and expenses). Notwithstanding the foregoing, the Indemnifying Party may not assume the defense of the third-party Claim (but will be entitled at its own cost to participate with the Indemnified Party in the defense of any such Claim) if the potential Losses under the third-party Claim could reasonably and in good faith be expected to exceed, in the aggregate when combined with all claims previously made by the Indemnified Party to the Indemnifying Party under this Article VIII, the maximum amount for which the Indemnifying Party may be liable pursuant to Section 8.3(c); provided, however, that to the extent the Parties are not in agreement with respect to the calculation of potential Losses the Indemnifying Party shall have the right to assume the defense of the third-party Claim in accordance herewith until the Parties have agreed or a final non-appealable judgment has been entered into, with respect to the determination of the potential Losses.

(c)           Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party will not be permitted to settle, compromise, take any corrective or remedial action or enter into an agreed judgment or consent decree, in each case, that subjects the Indemnitee to any criminal liability, requires an admission of guilt, wrongdoing or fault on the part of the Indemnitee or imposes any continuing obligation on or requires any payment from the Indemnitee without the Indemnitee’s prior written consent.

8.5          No Reliance.

(a)           THE REPRESENTATIONS AND WARRANTIES OF ETE CONTAINED IN ARTICLE III CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF ETE TO ETP IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  THE REPRESENTATIONS OF ETP CONTAINED IN ARTICLE IV CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF ETP TO ETE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, NO PARTY OR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SUCH PARTY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND EACH PARTY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SUCH PARTY OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING WITH RESPECT TO THE DISTRIBUTION OF, OR ANY PERSON’S RELIANCE ON, ANY INFORMATION, DISCLOSURE OR OTHER DOCUMENT OR OTHER MATERIAL MADE AVAILABLE TO ANY PARTY IN ANY DATA ROOM, ELECTRONIC DATA ROOM, MANAGEMENT PRESENTATION OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT).  EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, EACH PARTY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING)

29

TO ANY OTHER PARTY OR ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING OPINIONS, INFORMATION, PROJECTIONS, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO ANY PARTY OR ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT OR REPRESENTATIVE OF SUCH PARTY OR ANY OF ITS AFFILIATES).

Except as provided in Sections 7.2, 8.1 and 8.2, no Party nor any Affiliate of a Party shall assert or threaten, and each Party hereby waives and shall cause such Affiliates to waive, any claim or other method of recovery, in contract, in tort or under applicable Law, against any Person that is not a Party (or a successor to a Party) relating to the transactions contemplated by this Agreement.

8.6          ETE Guarantee.  Upon the joinder of Southern Union of this Agreement pursuant to Section 5.9, ETE will unconditionally guarantee the obligations of Southern Union under this Article VIII pursuant to a written agreement satisfactory to ETP.

ARTICLE IX
GOVERNING LAW AND CONSENT TO JURISDICTION

9.1          Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

9.2          Jurisdiction; Specific Enforcement; Enforcement of Rights.

(a)           The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.2 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby

30

irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.2, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b)          Each of the Parties agrees that the ETP Conflicts Committee shall have the sole and exclusive authority to take or refrain from taking any action on behalf of ETP with respect to any legal action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder or for recognition and enforcement of any judgment in respect of this Agreement.

9.3          Waiver of Jury Trial.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE X
GENERAL PROVISIONS

10.1        Amendment and Modification; Conflicts Committee Control.  This Agreement may be amended, modified or supplemented only by written agreement of ETE and ETP.  Notwithstanding anything in this Agreement to the contrary, in the case of ETP, in addition to any approvals required by the ETP Partnership Agreement or under this Agreement, any amendments, modifications or supplements to this Agreement, or any termination of this Agreement, in either case by ETP, must be approved by the ETP Conflicts Committee.

10.2        Waiver of Compliance; Consents.  Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the Party or Parties entitled to the benefits thereof only by a written instrument signed by the Party or Parties granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure; provided, however, that in the case of ETP, in addition to any approvals required by the ETP Partnership Agreement or under this Agreement, any such waivers must be approved by the ETP Conflicts Committee.

31

10.3        Notices.  Any notice, demand or communication required or permitted under this Agreement shall be in writing and delivered personally, by reputable overnight delivery service or other courier or by certified mail, postage prepaid, return receipt requested, and shall be deemed to have been duly given (a) as of the date of delivery if delivered personally or by overnight delivery service or other courier or (b) on the date receipt is acknowledged if delivered by certified mail, addressed as follows; provided that a notice of a change of address shall be effective only upon receipt thereof and provided further that any notice, demand or communication delivered pursuant to this Section 10.3 shall also be made by facsimile, email or telephone, none of which shall constitute notice:

If to ETP to:

Energy Transfer Partners, L.P.
3738 Oak Lawn
Dallas, TX  75219
Attention:  General Counsel and Chairman of the Conflicts Committee

Facsimile:  + 1 (214) 981-0703

Phone:  + 1 (214) 981-0700

Email:  tom.mason@energytransfer.com

With copies (which shall not constitute notice) to:

Vinson & Elkins L.L.P.
2500 First City Tower
1001 Fannin
Houston, Texas 77002
Facsimile:  + 1 (713) 758-2346
Attention:  Jeffery B. Floyd &
                  David P. Oelman

If to ETE to:

Energy Transfer Equity, L.P.
3738 Oak Lawn
Dallas, TX  75219
Attention:  Thomas P. Mason, Vice President, General Counsel and Secretary
Facsimile:  + 1 (214) 981-0703

Phone:  + 1 (214) 981-0700

Email:  tom.mason@energytransfer.com

With copies (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Facsimile:  + 1 (212) 751-4864

Attention:  Charles E. Carpenter

32

10.4        Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns.  No Party may assign or transfer this Agreement or any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties; provided, that ETE shall be permitted to assign, and Southern Union shall be permitted to assume, all of ETE’s rights, benefits and obligations under this Agreement; provided, further, that no such assignment shall relieve ETE of its obligations hereunder.  Any attempted assignment or transfer in violation of this Agreement shall be null, void and ineffective.

10.5        Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns.  Except as provided in Sections 8.1 and 8.2, none of the provisions of this Agreement shall be for the benefit of or enforceable by any third party, including any creditor of any Party or any of their Affiliates.  No such third party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any claim in respect of any liability (or otherwise) against any other Party.

10.6        Entire Agreement.  This Agreement, the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, among the Parties or between any of them with respect to such subject matter.

10.7        Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

10.8        Representation by Counsel.  Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and the documents referred to herein, and that it has executed the same upon the advice of such independent counsel.  Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation.  Therefore, the Parties waive the application of any Law providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

10.9        Disclosure Schedules.  The inclusion of any information (including dollar amounts) in any section of the ETE Disclosure Schedule or the ETP Disclosure Schedule shall not be deemed to be an admission or acknowledgment by a Party that such information is required to be listed on such section of the ETE Disclosure Schedule or the ETP Disclosure

33

Schedule or is material to or outside the ordinary course of the business of such Party or the Person to which such disclosure relates.  The information contained in this Agreement, the Exhibits and the Schedules is disclosed solely for purposes of this Agreement, and no information contained in this Agreement, the Exhibits or the Schedules shall be deemed to be an admission by any Party to any third Person of any matter whatsoever (including any violation of a legal requirement or breach of contract).  The disclosure contained in one disclosure schedule contained in the ETE Disclosure Schedule or ETP Disclosure Schedule may be incorporated by reference into any other disclosure schedule contained therein, and shall be deemed to have been so incorporated into any other disclosure schedule so long as it is readily apparent that the disclosure is applicable to such other disclosure schedule.

10.10      Facsimiles; Counterparts.  This Agreement may be executed by facsimile signatures by any Party and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.  This Agreement may be executed in one or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

[Signature page follows]

34

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its respective duly authorized officers as of the date first above written.

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P.,
its general partner

By:	Energy Transfer Partners, L.L.C.,
its general partner

By:
Name:
Title:

ENERGY TRANSFER EQUITY, L.P.

By:	LE GP, LLC,
its general partner

By:
Name:
Title:

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

EXHIBIT A

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person.  A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” is defined in the recitals to this Agreement.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of Texas are authorized or obligated to be closed by applicable Laws.

“Cap” is defined in Section 8.3(c)(i).

“Cash Consideration” means $1,895,000,000.

“CCE Acquisition” means CCE Acquisition LLC, a Delaware limited liability company.

“CCE Holdings” is defined in the recitals to this Agreement.

“Certificate of Merger” is defined in Section 2.2.

“Citrus” is defined in the recitals to this Agreement.

“Citrus Capital Stock Agreement” means that certain Capital Stock Agreement, dated June 30, 1986, among El Paso Energy Corporation (as successor interest to Sonat, Inc. by virtue of a merger), CrossCountry Energy (as successor in interest to Enron Corp., which in turn was the successor in interest to InterNorth, Inc. by virtue of a name change, which in turn was the successor in interest to Houston Natural Gas corporation by virtue of a merger) and Citrus Corp. relating to the ownership by El Paso and CrossCountry Energy of the capital stock of Citrus and its wholly owned subsidiaries, as amended.

“Citrus Entities” means Citrus, Florida Gas Transmission Company, LLC, a Delaware limited liability company and Citrus Energy Services, Inc., a Delaware corporation.

“Citrus Financial Statements” are defined in Section 3.10(a).

“Citrus Material Contract” is defined in Section 3.13(a).

“Citrus Parties” means collectively CrossCountry Energy, the Citrus Entities, and each other Subsidiary of CrossCountry Energy.

“Citrus Parties Material Adverse Effect” means any Material Adverse Effect in respect of the Citrus Parties.

“Claim” is defined in Section 8.4(a).

“Claim Notice” is defined in Section 8.4(a).

“Closing” is defined in Section 2.9.

“Closing Date” is defined in Section 2.9.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of June 30, 2011, by and between ETE and ETP.

“Contract” means any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of Voting Interests, by contract or otherwise, and the terms “Controlling” and “Controlled” have correlative meanings.

“Creditors’ Rights” is defined in Section 3.2(c).

“CrossCountry Energy” is defined in the recitals to this Agreement.

“Deductible” is defined in Section 8.3(b)(i).

“Delaware Act” is defined in Section 2.1.

“De Minimis Claim” is defined in Section 8.3(a).

“Disclosure Schedule” means, (i) with respect to ETE, the ETE Disclosure Schedule and (ii) with respect to ETP, the ETP Disclosure Schedule.

“Effective Time” is defined in Section 2.2.

“Environmental Laws” means any and all Laws pertaining to the prevention of pollution, the protection of human health (including worker health and safety) and the environment (including ambient air, surface water, ground water, land, surface or subsurface strata and natural resources), and the investigation, removal and remediation of contamination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b),(c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to section 4001(a)(14) of ERISA.

“ETE” is defined in the recitals to this Agreement.

“ETE Fundamental Representations” is defined in Section 8.3(b)(i).

“ETE Disclosure Schedule” means the disclosure schedule to this Agreement prepared by ETE and delivered to ETP on the Execution Date.

“ETE/Southern Union Indemnitees” is defined in Section 8.2.

“ETE/Southern Union Merger Parties” means ETE, Southern Union and CrossCountry Energy.

“ETP” is defined in the recitals to this Agreement.

“ETP Board” means the Board of Directors of Energy Transfer Partners, L.L.C., a Delaware limited liability company.

“ETP Common Units” means common units representing limited partner interests in ETP.

“ETP Conflicts Committee” means the Conflicts Committee of the ETP Board, as constituted by resolution of the ETP Board on June 30, 2011, as it may be reconstituted by the ETP Board from time to time with membership in accordance with the definition of “Conflicts Committee” in the ETP Partnership Agreement.

“ETP Credit Agreement” means the Amended and Restated Credit Agreement, dated as of July 20, 2007, by and among ETP as Borrower, Wachovia, Bank National Association, as Administrative Agent, and the lenders party thereto, as amended, supplemented or otherwise modified from time to time

“ETP Debt” is defined in Section 2.8.

“ETP Disclosure Schedule” means the disclosure schedule to this Agreement prepared by ETP and delivered to ETE on the Execution Date.

“ETP Fundamental Representations” is defined in Section 8.3(b)(ii).

“ETP Indemnitees” is defined in Section 8.1.

“ETP Loan Documents” means the “Loan Documents” as defined in the ETP Credit Agreement.

“ETP Material Adverse Effect” means any Material Adverse Effect in respect of ETP.

“ETP Merger Parties” means ETP and ETP Merger Sub.

“ETP Merger Sub” is defined in the recitals to this Agreement.

“ETP Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P., as amended and in effect as of the date of this Agreement.

“ETP Partnership Agreement Amendment” is defined in the recitals to this Agreement.

“Execution Date” is defined in the recitals to this Agreement.

“Expiration Date” is defined in Section 8.3(d)(i).

“FERC” means the Federal Energy Regulatory Commission of the United States of America.

“Fraud” means actual fraud involving a knowing and intentional misrepresentation of a material fact.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means any executive, legislative, judicial, regulatory or administrative agency, body, commission, department, board, court, tribunal, arbitrating body or authority of the United States or any foreign country, or any state, local or other governmental subdivision thereof.

“Hazardous Substances” means each substance, waste or material regulated, defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law; provided that the term Hazardous Substances shall be deemed not to include petroleum, petroleum products, natural gas or natural gas liquids that are in containers, pipelines (including natural gas storage facilities) or vessels that are in good condition and compliant with applicable Environmental Laws.

“Indemnified Party” is defined in Section 8.3(e).

“Indemnifying Party” is defined in Section 8.3(a).

“Indemnitees” is defined in Section 8.2.

“Intellectual Property” means patents, trademarks, copyrights, and trade secrets.

“Interim Financial Statements” is defined in Section 3.10(a).

“Joinder Agreement” is defined in Section 5.9(a).

“Knowledge” means with respect to ETE, the actual knowledge, after reasonable investigation, of Kelcy Warren, John McReynolds, Martin Salinas, Thomas P. Mason, Jerry Langdon, Mike Smith and Mackie McCrea.

“Law” means any law, statute, code, ordinance, order, rule, rule of common law, regulation, judgment, decree, injunction, franchise, permit, certificate, license or authorization of any Governmental Authority.

“Lien” means, with respect to any property or asset, (i) any mortgage, pledge, security interest, lien or other similar property interest or encumbrance in respect of such property or asset, and (ii) any easements, rights-of-way, restrictions, restrictive covenants, rights, leases and other encumbrances on title to real or personal property (whether or not of record).

“Losses” is defined in Section 8.1.

“Material Adverse Effect” means, with respect to any Person, a material adverse event, change, effect, development, condition or occurrence on or with respect to the business, financial condition or continuing results of operations of such Persons and its Subsidiaries, taken as a whole ; provided, however, that, a Material Adverse Effect shall not be deemed to have occurred as a result of any of the following changes, events or developments (either alone or in combination): (a) any change in general economic or financial markets which does not have a disproportionate impact on the business of such Person and its Subsidiaries; (b) any change in natural gas prices which does not have a disproportionate impact on the business of such Person and its Subsidiaries; (c) any change affecting the natural gas transportation industry generally which does not have a disproportionate impact on the business of such Person and its Subsidiaries; (d) any change in accounting requirements or principles imposed by GAAP or any change in Law after the Execution Date which, in each case, does not have a disproportionate impact on the business of such Person and its Subsidiaries; or (e) any change resulting from the execution of this Agreement or the announcement of the transactions contemplated hereby.

“Merger” is defined in the recitals to this Agreement.

“Merger Consideration” means the Cash Consideration and the Unit Consideration.

“Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability agreement, operating agreement, partnership agreement, stockholders’ agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto (including, in the case of Citrus, the Citrus Capital Stock Agreement).

“Original Merger Agreement” is defined in the recitals to this Agreement.

“Party” and “Parties” are defined in the recitals of this Agreement.

“Permits” means all permits, approvals, consents, licenses, franchises, exemptions and other authorizations, consents and approvals of or from Governmental Authorities.

“Permitted Liens” means, with respect to any Person, (a) statutory Liens for current Taxes applicable to the assets of such Person or assessments not yet delinquent or the amount or validity of which is being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairmen’s, landlords’ and other similar liens arising or incurred in the ordinary course of business of such Person relating to obligations as to which there is no default on the part of such Person, (c) Liens as may have arisen in the ordinary course of business of such Person, none of which are material to the ownership, use or operation of the assets of such Person; (d) any state of facts that an accurate on the ground survey of any real property of such Person would show, and any easements, rights-of-way, restrictions, restrictive covenants, rights, leases, and other encumbrances on title to real or personal property filed of record, in each case, that do not materially detract from the value of or materially interfere with the use and operation of any of the assets of such Person; (e) statutory Liens for obligations that are not delinquent, (f) Liens encumbering the fee interest of those tracts of real property encumbered by Rights-of-Way, (g) legal highways, zoning and building laws, ordinances and regulations, that do not materially detract from the value of or materially interfere with the use of the assets of such Person in the ordinary course of business and (h) any Liens with respect to assets of such Person, which, together with all other Liens, do not materially detract from the value of such Person or materially interfere with the present use of the assets owned by such Person or the conduct of the business of such Person.

“Permitted SUG Transfer” means any Transfer directly resulting from a sale or merger of ETE or any merger or consolidation of ETE.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust Citrus Parties, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any Governmental Authority.

“Plan” is defined in Section 3.17.

“Proceeding” means any civil, criminal or administrative actions, suits, investigations or other proceedings.

“Qualifying Third Party Offer” is defined in Section 5.10(c).

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Representatives” is defined in Section 5.3.

“Rights-of-Way” means easements, rights-of-way and similar real estate interests.

“ROFO Interest” is defined in Section 5.10(a).

“ROFO Notice” is defined in Section 5.10(b).

“ROFO Offer” is defined in Section 5.10(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sigma Acquisition” is defined in the recitals to this Agreement.

“Sigma Merger” is defined in the recitals to this Agreement.

“Sigma Merger Agreement” is defined in the recitals to this Agreement.

“Sigma Merger Sub” is defined in the recitals to this Agreement.

“Solicitation Period” is defined in Section 5.10(c).

“Southern Union” is defined in the recitals to this Agreement.

“Southern Union Gas Services Business” means the gathering, processing and transportation assets owned by Southern Union Gas Services and its Affiliates.

“Southern Union SEC Reports” means the Annual Report on Form 10-K filed on February 25, 2011 and the Quarterly Report on Form 10-Q filed on May 9, 2011, in each case by Southern Union with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which a majority of the Voting Interests are owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“SUGS Owner” is defined in Section 5.10(a).

“Surviving Entity” is defined in Section 2.1.

“Tax” means any tax, charge, fee, levy, penalty or other assessment imposed by any United States federal, state, local or foreign taxing authority or any other taxing authority, including any excise, real and personal property (tangible or intangible), income, sales, transfer, margin, franchise, payroll, withholding, social security or other tax, including any interest, penalties or additions attributable thereto.

“Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any related or supporting information or schedules) supplied or required to be supplied to any taxing authority or any Person with respect to Taxes and including any supplement or amendment thereof.

“Termination Date” is defined in Section 7.1(c).

“Third-Party Agreement” is defined in Section 5.10(d).

“Third-Party Buyer” is defined in Section 5.10(b).

“Third Party Offer” is defined in Section 5.10(b).

“Transaction Documents” means this Agreement, the Certificate of Merger and the ETP Partnership Agreement Amendment.

“Transfer” means any direct or indirect transfer, assignment, sale, conveyance, license, lease, or partition, and includes any “involuntary transfer” such as a sale of any part of the Interest therein in connection with any bankruptcy or similar insolvency proceedings, or any other disposition.  A Transfer shall not include any pledge, hypothecation or encumbrance.

“Treasury Regulations” is defined in Section 2.8.

“Unit Consideration” means a number of ETP Common Units derived by dividing (a) $105,000,000 by (b) the Volume-Weighted Average Trading Price for the ten consecutive trading days ending immediately prior to the date that is three trading days prior to the Closing Date.

“Volume-Weighted Average Trading Price” means, for any specified period of consecutive trading days for the ETP Common Units, an amount equal to (i) the cumulative sum of the product of (A) the sale price for each trade of ETP Common Units occurring during such period times and (B) the number of ETP Common Units sold at such price, divided by (ii) the total number of ETP Common Units so traded during such period.

“Voting Interests” of any Person as of any date means the equity interests of such Person pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, general partners or trustees of such Person (regardless of whether, at the time, equity interests of any other class or classes shall have, or might have, voting power by reason of the occurrence of any contingency) or, with respect to a partnership (whether general or limited), any general partner interest in such partnership.

EXHIBIT B

FORM OF

AMENDMENT NO. 1 TO

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP

OF

ENERGY TRANSFER PARTNERS, L.P.

This Amendment No. 1 (this “Amendment No. 1”) to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. (the “Partnership”), dated as of July 28, 2009 (the “Partnership Agreement”), is hereby adopted effective as of [                ], [        ] (the “Amendment Effective Date”), by Energy Transfer Partners GP, L.P., a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Unitholders in any material respect; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Unitholders in any material respect.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1.              Section 6.4 is hereby amended by adding a new subsection (b) to such Section:

“(b)         Notwithstanding anything to the contrary in this Section 6.4, for a period of sixteen consecutive Quarters commencing with Quarter in which the Amendment Effective Date occurs, any distributions to the holder of the Incentive Distribution Rights provided for in clauses (iii), (iv) and (v) of Subsection 6.4(a) shall be reduced by $13.75 million per Quarter.”

Section 2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

B-1

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER:

ENERGY TRANSFER PARTNERS GP, L.P.

By:	Energy Transfer Partners, L.L.C.,
its general partner

By:
Name:
Title:

B-2